UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-1F

TENDER OFFER STATEMENT PURSUANT TO RULE 14d-1(b)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Zarlink Semiconductor Inc.

(Name of Subject Company)

Canada

(Jurisdiction of Subject Company’s Incorporation or Organization)

0916753 B.C. ULC,

(Bidder)

an indirect wholly-owned subsidiary of

Microsemi Corporation

(Bidder)

Common Shares, no par value

Rights to Purchase Common Shares

6% Convertible Unsecured Debentures

(Title of Class of Securities)

989139100; 989139AA8

(CUSIP Number of Class of Securities)

David Goren, Esq.

Microsemi Corporation

One Enterprise Drive

Aliso Viejo, CA 92656

(949) 221-7100

(Name, address (including zip code) and telephone number (including area code) of person(s) authorized to receive notices and communications on behalf of bidders)

Copies to:

John Leopold, Esq. Warren Katz, Esq. Stikeman Elliott LLP 1155 René-Lévesque Blvd. West, 40th Floor Montréal, QC, Canada H3B 3V2 (514) 397-3000	Warren T. Lazarow, Esq. Loren J. Weber, Esq. O’Melveny & Myers LLP 2765 Sand Hill Road Menlo Park, CA 94025-7019 (650) 473-2600

August 17, 2011

(Date tender offer published, sent or given to security holders)

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
U.S. $545,370,985.33	U.S.$63,317.58

(1)	Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of (a) 130,879,278 shares of common stock, no par value, of Zarlink Semiconductor Inc. (“Zarlink”), together with the associated rights outstanding under the Shareholder Rights Agreement, dated July 25, 2011, between Seller and Computershare Investor Services Inc., as amended (such rights together with the shares of common stock, the “Zarlink Shares”), at a purchase price of CAD$3.35 in cash per Zarlink Share, and (b) CAD$70.9 million principal amount of 6% unsecured, subordinated convertible debentures maturing on September 30, 2012 (the “Zarlink Debentures”) of Zarlink at a purchase price of CAD$1,367.35 per $1,000.00 principal amount of the Zarlink Debentures, and applies an exchange rate of CAD$1.00 = U.S.$1.0186, which was the noon rate as provided by the Bank of Canada on August 16, 2011. According to Zarlink’s quarterly report on Form 6-K for the period ended June 24, 2011, dated August 2, 2011, there were approximately 120,665,291 Zarlink Shares, 10,213,987 options to acquire Zarlink Shares under Zarlink’s stock option plans, as amended, and $70.9 million principal amount of Zarlink Debentures outstanding on such date.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2011, issued by the Securities and Exchange Commission on December 22, 2010, by multiplying the transaction value by 0.00011610.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

PART I — INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1.	Home Jurisdiction Documents

Letter to Shareholders and Debentureholders of Zarlink Semiconductor Inc. and Offers and Circular, dated August 17, 2011, including the Letters of Transmittal and Notice of Guaranteed Delivery.

Item 2.	Informational Legends

See page iii of the Offers and Circular, dated August 17, 2011.

August 17, 2011

Dear Shareholders and Debentureholders of Zarlink Semiconductor:

On behalf of Microsemi Corporation, we are pleased to enclose the offers by our indirect wholly-owned subsidiary, 0916753 B.C. ULC, to acquire all the outstanding common shares (the “Zarlink Shares”) of Zarlink Semiconductor, Inc. (“Zarlink”) at a purchase price of CAD $3.35 in cash per Zarlink Share (the “Share Offer”) and all of the outstanding 6% unsecured, subordinated convertible debentures maturing on September 30, 2012 of Zarlink (the “Zarlink Debentures”) at a price of $1,367.35 per $1,000.00 principal amount of Zarlink Debentures, plus accrued and unpaid interest to the date such Zarlink Debentures are taken up (the “Debenture Offer” and collectively with the Share Offer, the “Offers”). The terms and conditions of the Offers are contained in the Offers and accompanying Circular, a copy of which is enclosed with this letter.

Highlight of the Offers

•

The Share Offer represents an attractive 40% premium over the closing price of the Zarlink Shares on the TSX on July 19, 2011, the last trading day prior to the announcement of Microsemi’s proposal to acquire all of the outstanding Zarlink Shares.

•	The Debenture Offer represents a 24% premium over the closing price of the Zarlink Debentures on the TSX on the same day.

•

The Share Offer represents an attractive premium of 43% over the average closing price of Zarlink Shares on the TSX for the 20-day trading period ending on that same date and exceeds every price at which the Zarlink Shares have traded during the five years preceding our announcement on July 20, 2011.

•	The Debenture Offer represents a premium of 24% over the average closing price of the Zarlink Debentures on the TSX for the 20-day trading period ending on July 19, 2011.

The Share Offer provides shareholders with immediate liquidity and a far superior economic alternative to the risk adjusted outcomes associated with the Company’s standalone prospects. The price offered for the Zarlink Debentures reflects the premium being offered for the Zarlink Shares, which is significantly higher than the face value at which the Zarlink Debentures can be redeemed at any time on or after September 30, 2011.

Despite our efforts to compete a negotiated transaction, the restrictions required by Zarlink for Microsemi to enter into discussions were too great and put at risk our ability to present our attractive offers to Zarlink’s securityholders. Therefore, we feel compelled to make our Offers available directly to you so that you can have the opportunity to realize a superior and immediate value for your Zarlink Shares and Zarlink Debentures.

The Offers are open for acceptance until 5:00 p.m. (Toronto Time) on September 22, 2011, unless the Offers are extended or withdrawn.

We appreciate your careful and immediate attention to the Offers in the enclosed materials and hope that they will be favorably received. Should you have any questions with respect to the Offers or require any assistance in depositing your Zarlink Shares or Zarlink Debentures, please contact the Information Agent for the Offers, Lauren Hill Advisory Group, toll free at 1-877-452-7184.

Sincerely,

James J. Peterson

President and Chief Executive Officer

Microsemi Corporate Center

One Enterprise, Aliso Viejo, CA 92656    Telephone: (949) 221-7100    Fax: (949) 756-0308     www.microsemi.com

This document is important and requires your immediate attention. You have an important decision to make. If you are in doubt as to any matters in this document, you should consult your investment dealer, stockbroker, bank manager, accountant, lawyer or other professional advisor.

No securities regulatory authority in Canada or in the United States has expressed an opinion about, or passed upon the fairness or merits of, the Offers or the adequacy of the information contained in this document and it is an offence to claim otherwise.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offers are not being made or directed to, nor will deposits of Zarlink Securities be accepted from or on behalf of, Securityholders in any jurisdiction in which the making or acceptance of either or both of the Offers would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend either or both of the Offers to Securityholders in any such jurisdiction.

August 17, 2011

OFFERS TO PURCHASE FOR CASH

all of the outstanding common shares and associated SRP Rights

and

all of the outstanding 6% unsecured, subordinated convertible debentures maturing on

September 30, 2012

of

ZARLINK SEMICONDUCTOR INC.

at a price of $3.35 for each common share and $1,367.35 per $1,000.00 principal amount of the 6% unsecured, subordinated convertible debentures maturing on September 30, 2012 plus accrued and unpaid interest to the date such debentures are taken up under the Debenture Offer by

0916753 B.C. ULC, an indirect wholly-owned subsidiary of

MICROSEMI CORPORATION

The offers (the “Offers”) by 0916753 B.C. ULC (the “Offeror”), an indirect wholly-owned subsidiary of Microsemi Corporation (“Microsemi”), to purchase all of the outstanding common shares, together with associated rights outstanding under the shareholder rights plan of Zarlink described under “Shareholder Rights Plan” in Section 14 of the accompanying circular (the “SRP Rights”) (the outstanding common shares of Zarlink and associated SRP Rights being referred to herein collectively as the “Zarlink Shares”) and all of the outstanding 6% unsecured, subordinated convertible debentures maturing on September 30, 2012 (the “Zarlink Debentures”) of Zarlink Semiconductor Inc. (“Zarlink”) will be open for acceptance until 5:00 p.m. (Toronto time) on September 22, 2011, unless withdrawn or extended by the Offeror.

YOUR IMMEDIATE ATTENTION IS REQUIRED. THE OFFERS WILL BE OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 22, 2011, UNLESS EXTENDED OR WITHDRAWN BY THE OFFEROR.

The Offers are subject to certain conditions which are described under Section 4 of the Offers, “Conditions of the Offers”, including, without limitation, (i) there being validly and properly deposited under the Share Offer and not withdrawn at the expiration of the Offers that number of Zarlink Shares which, together with the Zarlink Shares held by the Offeror and its associates and affiliates and the Zarlink Shares into which the Zarlink Debentures deposited under the Debenture Offer and not withdrawn at the expiration of the Offers may be converted at the option of the Offeror at that time pursuant to the terms of the Zarlink Debenture Indenture, represent at least 66 2/3% of the outstanding Zarlink Shares calculated on a fully-diluted basis (but excluding Zarlink Shares issuable upon the exercise of SRP Rights) and (ii) the Zarlink Board of Directors (as defined below) shall have waived the application of the Shareholder Rights Plan (defined below) to the Offers or the Offeror shall have determined, in its reasonable judgment, that the Shareholder Rights Plan and the SRP Rights have been cease-traded, invalidated or otherwise rendered ineffective. As of the date hereof, the Offeror and its affiliates and associates own in the aggregate 100 Zarlink Shares.

The Zarlink Shares are listed for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “ZL” and trade on the OTC Bulletin Board (the “OTCBB”) in the United States under the symbol “ZARLF”. The Zarlink Debentures are listed under the symbol “ZL.DB” on the TSX. On July 19, 2011, which was the last trading day immediately before the Offeror’s announcement of Microsemi’s proposal to the Zarlink Board of Directors to acquire the Zarlink Shares at a price of $3.35 per Zarlink Share (the “Proposal”), the closing price of the Zarlink Shares on the TSX was $2.39 and the closing price of the Zarlink Debentures on the TSX was $110.00.

THE OFFERS REPRESENT A 40% PREMIUM OVER THE CLOSING PRICE OF THE ZARLINK SHARES ON THE TSX ON JULY 19, 2011, THE LAST TRADING DAY PRIOR TO THE ANNOUNCEMENT OF MICROSEMI’S PROPOSAL, AND A 24% PREMIUM OVER THE CLOSING PRICE OF THE ZARLINK DEBENTURES ON THE TSX ON THE SAME DAY. THE OFFERS ALSO REPRESENT A PREMIUM OF 43% AND 24%, RESPECTIVELY, OVER THE AVERAGE TRADING PRICE OF ZARLINK SHARES AND ZARLINK DEBENTURES ON THE TSX FOR THE 20-DAY TRADING PERIOD ENDING ON THAT DATE.

Registered Shareholders who wish to accept the Share Offer must properly complete and execute the accompanying Letter of Transmittal (defined below) (printed on yellow paper) or a manually signed facsimile and deposit it, together with certificates representing their Zarlink Shares, in accordance with the instructions in the Letter of Transmittal. Alternatively, Shareholders may follow the procedure for guaranteed delivery described under Section 3 of the Offers, “Manner of Acceptance – Procedure for Guaranteed Delivery”. Shareholders whose Zarlink Shares are registered in the name of an investment dealer, stockbroker, bank, trust company or other nominee should contact that nominee for assistance if they wish to accept the Offer.

The Zarlink Debentures were issued in a “book-entry only” system. Therefore, if you wish to deposit all or a portion of your Zarlink Debentures under the Debenture Offer you must direct your CDS Participant to accept the Debenture Offer in the manner required by your CDS Participant. See Section 3 of the Offers, “Manner of Acceptance – Book-Entry Transfer”.

The Offers are made only for Zarlink Shares and Zarlink Debentures (collectively, the “Zarlink Securities”) and are not made for any Zarlink Options (defined below), securities convertible into Zarlink Securities or any other rights to acquire Zarlink Securities (other than SRP Rights). Any holder of such Zarlink Options or securities convertible into Zarlink Securities or any other rights to acquire Zarlink Securities (other than SRP Rights) who wishes to accept the Offers should exercise, convert or exchange, as applicable, such Zarlink Options, securities convertible into Zarlink Securities or other rights to acquire Zarlink Securities (other than SRP Rights) in order to obtain certificates representing Zarlink Securities and deposit the Zarlink Securities in accordance with the Offers. See Section 1 of the Offers, “The Offers”.

Equity Financial Trust Company is acting as depositary (the “Depositary”) and The Laurel Hill Advisory Group Company as information agent (the “Information Agent”) in connection with the Offers. Additional copies of the Offers and Circular, the Letters of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Depositary at its office shown on the last page of this Offers and Circular. Depositing Securityholders will not be obligated to pay any fee or commission if they accept the Offers by transmitting their Zarlink Securities directly to the Depositary. See Section 18 of the Circular, “Depositary” and Section 19 of the Circular, “Information Agent”.

- ii -

Prospective investors should be aware that, during the period of the Offers, the Offeror and its affiliates, directly or indirectly, may purchase Zarlink Securities, as permitted by applicable Laws or regulations of Canada or its provinces or territories. See Section 12 of the Offers, “Market Purchases”.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offers are not being made to, nor will deposits be accepted from or on behalf of, Securityholders in any jurisdiction in which the making or acceptance of the Offers would not be in compliance with the laws of such jurisdiction. However, the Offeror or its agents may, in the Offeror’s sole discretion, take such action as the Offeror may deem necessary to extend the Offers to Securityholders in such jurisdictions.

Questions and requests for assistance may be directed to the Depositary or the Information Agent and additional copies of this document, the Letters of Transmittal and the Notices of Guaranteed Delivery may be obtained without charge on request from those persons at their respective offices shown on the last page of this document.

NOTICE TO SECURITYHOLDERS IN THE UNITED STATES

The Offers are being made for the securities of a Canadian issuer and the Offers are subject to Canadian disclosure requirements. Securityholders should be aware that such disclosure requirements are different from those of the United States. Without limiting the foregoing, financial statements included herein, if any, have been prepared in accordance with Canadian generally accepted accounting principles and thus may not be comparable to financial statements of United States companies.

Securityholders should be aware that the disposition of Zarlink Shares or Zarlink Debentures pursuant to the Offers may have tax consequences both in the United States and Canada. See Section 16 of the Circular, “Certain Canadian Federal Income Tax Considerations” and Section 17 of the Circular, “Certain U.S. Federal Income Tax Considerations”.

Securityholders in the United States should be aware that the Offeror, Microsemi or their respective affiliates, directly or indirectly, may bid for or make purchases of Zarlink Shares or Zarlink Debentures during the period of the Offer, as permitted by section 2.2(3) of MI 62-104 and section 2.1 of OSC Rule 62-504 and any other applicable Laws in Canada. See Section 12 of the Offers, “Market Purchases”.

The enforcement by Securityholders of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Depositary and the Information Agent named in the Offers or Circular may not be residents of the United States, and that all or a substantial portion of the assets of the Offeror and of said persons may be located outside the United States. The enforcement by Securityholders of civil liabilities under the United States federal securities laws may also be affected adversely by the fact that Zarlink is incorporated under the CBCA and that some or all of its officers and directors may be residents of Canada or other jurisdictions outside the United States.

Investors should be aware that the Offeror, Microsemi or their affiliates, directly or indirectly, may make purchases of the Zarlink Securities, during the period of the Offers, as permitted by applicable Canadian laws or provincial laws or regulations.

NOTICE TO HOLDERS OF OPTIONS

OR OTHER RIGHTS TO ACQUIRE ZARLINK SECURITIES

The Offers are made only for Zarlink Securities and are not made for any Zarlink Options, securities convertible into Zarlink Securities or any other rights to acquire Zarlink Securities (other than SRP Rights). Any holder of Zarlink Options, securities convertible into Zarlink Securities or other rights to acquire Zarlink Securities (other than SRP Rights) who wishes to accept the Offers must, to the extent permitted by the terms of such securities and applicable Laws, exercise, convert or exchange, as applicable, such Zarlink Options, or securities convertible into Zarlink

- iii -

Securities or other rights to obtain Zarlink Securities (other than SRP Rights) and deposit certificates representing those Zarlink Securities under the Offers. Any such exercise, conversion or exchange must be sufficiently in advance of the Expiry Time to ensure that the holders of Zarlink Options, securities convertible into Zarlink Securities or other rights to acquire Zarlink Securities (other than SRP Rights) will have Zarlink Security certificate(s) available for deposit before the Expiry Time, or in sufficient time to comply with the procedures referred to under Section 3 of the Offers, “Manner of Acceptance – Procedure for Guaranteed Delivery”.

If a holder of Zarlink Options does not exercise such Zarlink Options before the Expiry Time, such Zarlink Options will remain outstanding in accordance with their terms and conditions, including with respect to term of expiration, vesting (including any terms relating to acceleration of vesting) and exercise prices, except that, to the extent permitted, after the completion of a Compulsory Acquisition (defined below) or a Subsequent Acquisition Transaction (defined below), each Zarlink Option will represent only the right to receive the amount of cash which the holder of such Zarlink Option would have been entitled to receive upon the completion of the Compulsory Acquisition or Subsequent Acquisition Transaction, as the case may be, if such holder had exercised such Zarlink Option immediately prior to such transaction.

The income tax consequences to holders of Zarlink Options, securities convertible into Zarlink Securities or any other rights to acquire Zarlink Securities are not described under Section 16 of the Circular, “Certain Canadian Federal Income Tax Considerations” or Section 17 of the Circular, “Certain U.S. Federal Income Tax Considerations”. Any holders of Zarlink Options, securities convertible into Zarlink Securities or any other rights to acquire Zarlink Securities should consult their own tax advisors for advice with respect to the actual or potential income tax consequences to them in connection with a decision they may make to exercise, convert or exchange, or not to exercise, convert or exchange their Zarlink Options, securities convertible into Zarlink Securities or other rights to acquire Zarlink Securities prior to the Expiry Time or thereafter.

INFORMATION CONCERNING ZARLINK

Except as otherwise indicated, the information concerning Zarlink contained in the Offers and Circular has been taken from, or is based entirely upon, publicly available information and records on file with Canadian Securities Administrators and other public sources at the time of the Offers. Zarlink has not reviewed the Offers and Circular and has not confirmed the accuracy and completeness of the information in respect of Zarlink contained herein. Although the Offeror has no knowledge that would indicate that any statements contained herein concerning Zarlink taken from or based on such documents and records are untrue or incomplete, neither the Offeror, nor any of its affiliates, nor any of their respective directors or officers, assumes any responsibility for the accuracy or completeness of such information or for any failure of Zarlink to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to the Offeror.

FORWARD-LOOKING STATEMENTS

Certain statements in the Offers and Circular under Section 3 of the Circular, “Background to the Offers”, Section 4 of the Circular, “Purpose of the Offers”, Section 5 of the Circular, “Plans for Zarlink” and Section 15 of the Circular, “Acquisition of Zarlink Securities not Deposited under the Offers”, in addition to certain statements contained elsewhere in the Offers and Circular (as well as in oral statements or other written statements made or provided or to be made or provided by the Offeror or Microsemi), are forward-looking statements and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “may”, “should”, “will”, “could”, “intend”, “estimate”, “plan”, “anticipate”, “expect”, “believe” or “continue”, or the negative thereof or similar variations. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Such forward-looking statements should therefore be construed in light of such factors, and the Offeror and Microsemi are under no obligation, and expressly disclaim any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CURRENCY AND EXCHANGE RATES

All dollar references in the Offers and the Circular are in Canadian dollars, unless otherwise indicated. On August 16, 2011, the rate of exchange for the Canadian dollar, expressed in U.S. dollars, based on the noon rate as provided by the Bank of Canada was $1.00 = US$1.0186.

- iv -

DEFINITIONS

In the accompanying Summary, Offers and Circular, unless the context otherwise requires or unless defined elsewhere herein, the following terms have the meanings indicated:

“$” means, when used in connection with currency, Canadian dollars;

“Acquiring Person” has the meaning ascribed thereto under Section 14 of the Circular, “Shareholder Rights Plan – Exercise of SRP Rights”;

“Additional Facility” has the meaning ascribed thereto under Section 6 of the Circular, “Source of Funds”;

“affiliate” has the meaning ascribed thereto in the CBCA;

“allowable capital loss” has the meaning ascribed thereto in Section 16 of the Circular, “Certain Canadian Federal Income Tax Considerations – Securityholders Resident in Canada – Sale of Zarlink Shares Pursuant to the Share Offer”;

“ARC” has the meaning ascribed thereto under Section 13 of the Circular, “Regulatory Matters – Competition Act”;

“associates” has the meaning ascribed thereto in the CBCA;

“Book-Entry Confirmation” means confirmation of a book-entry transfer of Zarlink Shares into the Depositary’s account at CDS;

“Business Day” means any day, other than a Saturday, Sunday or, unless otherwise specified, a day on which Canadian chartered banks in the city of Toronto, Ontario is generally authorized or obliged by law to close;

“CBCA” means the Canadian Business Corporations Act, as amended from time to time;

“CDS” means CDS Clearing and Depositary Services Inc.;

“CDSX” means the CDS on-line tendering system pursuant to which book-entry transfers may be effected;

“CDS Participants” means a participant of CDS, which includes investment dealers, stockbrokers, banks, trust companies and other financial institutions that maintain custodial relationships with a participant, either directly or indirectly, acting as an Intermediary on behalf of one or more beneficial owners of Zarlink Shares or Zarlink Debentures;

“Circular” means the take-over bid circular accompanying the Offers and forming a part thereof;

“Code” has the meaning ascribed thereto under Section 17 of the Circular, “Certain U.S. Federal Income Tax Considerations”;

“Commissioner” means the Commissioner of Competition appointed under the Competition Act;

“Commitment Letter” has the meaning ascribed thereto under Section 6 of the Circular, “Source of Funds”;

“Competition Act” means the Competition Act (Canada), as amended;

“Compelled Acquisition” has the meaning ascribed thereto under Section 15 of the Circular, “Acquisition of Zarlink Securities not Deposited under the Offers – Compelled Acquisition”;

“Competing Permitted Bid” has the meaning ascribed thereto under Section 14 of the Circular, “Shareholder Rights Plan – Permitted Bid Requirements”;

“Compulsory Acquisition” has the meaning ascribed thereto under Section 15 of the Circular, “Acquisition of Zarlink Securities not Deposited under the Offers – Compulsory Acquisition”;

“CRA” has the meaning ascribed thereto under Section 16 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“Debenture Offer” means the offer to purchase all of the outstanding Zarlink Debentures made hereby by the Offeror to the holders of Zarlink Debentures, the terms and conditions of which are set forth in the accompanying Offers and Circular and the Letter of Transmittal (printed on blue paper);

“Debentureholder” means the person entered in the register for Zarlink Debentures as registered holder of Zarlink Debentures;

“Depositary” means Equity Financial Trust Company at its office specified in the Letter of Transmittal;

“Deposited Shares” has the meaning ascribed thereto in Section 3 of the Offers, “Manner of Acceptance – Dividends and Distributions”;

“Deposit Minimum Condition” has the meaning ascribed thereto under Section 4 of the Offers, “Conditions of the Offers”;

“Dissenting Offeree” has the meaning ascribed thereto under Section 15 of the Circular – “Acquisition of Zarlink Securities not Deposited under the Offers – Compulsory Acquisition”;

“Distributions” has the meaning ascribed thereto in Section 3 of the Offers, “Manner of Acceptance – Dividends and Distributions”;

“Effective Date” has the meaning ascribed thereto under Section 14 of the Circular, “Shareholder Rights Plan – General”;

“Effective Time” has the meaning ascribed thereto under Section 3 of the Offers, “Manner of Acceptance – Power of Attorney”;

“Eligible Institution” means a Canadian schedule I chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP) or a member of the Stock Exchanges Medallion Program (SEMP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States;

“Exercise Price” has the meaning ascribed thereto under Section 14 of the Circular, “Shareholder Rights Plan –Exercise of SRP Rights”;

“Expiry Date” means September 22, 2011 or such later date or dates as may be fixed by the Offeror from time to time pursuant to Section 5 of the Offers, “Extension, Variation or Change in the Offers”;

“Expiry Time” means 5:00 p.m. (Toronto time) on the Expiry Date, or such later time and date as may be fixed by the Offeror from time to time as provided under Section 5 of the Offers, “Extension, Variation or Change in the Offers”, unless either or both of the Offers are withdrawn by the Offeror;

“Flip-in Event” has the meaning ascribed thereto under Section 14 of the Circular, “Shareholder Rights Plan – Exercise of SRP Rights”;

“fully-diluted basis” means, with respect to the number of Zarlink Shares outstanding at any time, the number of Zarlink Shares that would be outstanding assuming all Zarlink Options and any other rights to receive Zarlink Shares outstanding at that time had been exercised or converted, but excluding Zarlink Shares issuable upon the exercise of SRP Rights;

“Incremental Amendment Documentation” has the meaning ascribed thereto under Section 6 of the Circular, “Source of Funds”;

“Incremental Facility” has the meaning ascribed thereto under Section 6 of the Circular, “Source of Funds”;

“Independent Shareholders” has the meaning ascribed thereto under Section 14 of the Circular, “Shareholder Rights Plan – Permitted Bid Requirements”;

“Information Agent” means The Laurel Hill Advisory Group Company;

“Intermediary” means a registered broker or dealer, financial institution or other intermediary (within the meaning ascribed to that term in National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer, as amended from time to time) that holds securities on behalf of a person who is not the registered holder thereof;

“Investment Canada Act” means the Investment Canada Act (Canada), as amended;

“IRS” has the meaning ascribed thereto under Section 17 of the Circular, “Certain U.S. Federal Income Tax Considerations”;

“Laws” means any applicable laws, including international, national, provincial, state, municipal and local laws, treaties, statutes, ordinances, judgments, decrees, injunctions, writs, certificates and orders, by-laws, rules, regulations, ordinances, policies, directives or other requirements of any Regulatory Authority having the force of law and the term “applicable” with respect to such Laws and in a context that refers to one or more persons, means such Laws as are applicable to such person or its business, undertaking, property or securities and emanate from a person;

“Letter of Transmittal” means, in the case of the Share Offer, the letter of transmittal (printed on yellow paper) in the form accompanying the Offers and Circular, or a manually signed facsimile thereof and, in the case of the Debenture Offer, the letter of transmittal (printed on blue paper) and in the form accompanying the Offers and the Circular to be delivered by CDS to the Depositary, in accordance with instructions received from CDS Participants acting as Intermediaries on behalf of one or more beneficial holders of Zarlink Debentures, to effect the deposit of Zarlink Debentures pursuant to the Debenture Offer, and “Letters of Transmittal” means the Letter of Transmittal for the Share Offer and the Letter of Transmittal for the Debenture Offer;

“Material Adverse Effect” means, with respect to Zarlink, any change, circumstance, event or effect (or condition, circumstance, event or development involving a prospective change or effect) which, when considered either individually or in the aggregate, would be or would reasonably expected to be materially adverse to the business, assets, liabilities, condition (financial or otherwise), capitalization, operations, prospects, licenses, franchises, revenues or results of operation of Zarlink and its subsidiaries, taken as a whole;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions, as amended or replaced from time to time;

“MI 62-104” means Multilateral Instrument 62-104 – Take-Over Bids and Issuer Bids, as amended or replaced from time to time;

“Microsemi” means Microsemi Corporation;

“Minister” has the meaning ascribed thereto under Section 13 of the Circular, “Regulatory Matters – Investment Canada Act”;

“minority approval”, with respect to a Subsequent Acquisition Transaction, has the meaning ascribed thereto in MI 61-101;

“MSSF” has the meaning ascribed thereto under Section 6 of the Circular, “Source of Funds”;

“Non-Resident Holder” has the meaning ascribed thereto in Section 16 of the Circular, “Certain Canadian Federal Income Tax Considerations – Securityholders Not Resident in Canada”;

“Non-U.S. Holder” has the meaning ascribed thereto under Section 17 of the Circular, “Certain U.S. Federal Income Tax Considerations”;

“Notice of Guaranteed Delivery” means the Notice of Guaranteed Delivery for Deposit of Zarlink Shares (printed on pink paper) in the form accompanying the Offers and Circular, or a manually signed facsimile thereof;

“Notifiable Transaction” has the meaning ascribed thereto under Section 13 of the Circular, “Regulatory Matters – Competition Act”;

“Offers” means the Share Offer and the Debenture Offer and “Offer” means either the Share Offer or the Debenture Offer, as the case may be. For greater certainty, each of the Share Offer and the Debenture Offer is a separate offer to purchase Zarlink Shares and Zarlink Debentures, respectively, and each Offer may be extended, varied, changed or terminated and the conditions of each Offer may be waived without similarly extending, varying, changing or terminating the other Offer or waiving the conditions of the other Offer;

“Offer Period” means, in respect of either Offer, the period commencing on the date of the Offer and ending at the Expiry Time of such Offer;

“Offeror” means 0916753 B.C. ULC, an indirect wholly-owned subsidiary of Microsemi;

“Offeror’s Notice” has the meaning ascribed thereto under Section 15 of the Circular, “Acquisition of Zarlink Securities not Deposited under the Offers – Compulsory Acquisition”;

“OSA” means the Securities Act (Ontario), as amended from time to time;

“OSC Rule 62-504” means OSC Rule 62-504 – Take-Over Bids and Issuer Bids, as amended or replaced from time to time;

“Prior Bid” has the meaning ascribed thereto in Section 14 of the Circular, “Shareholder Rights Plan – Permitted Bid Requirements”;

“Proposal” means the proposal made by Microsemi on July 20, 2011 to the Zarlink Board of Directors to acquire all of the outstanding Zarlink Shares at a price of $3.35 per Zarlink Share;

“Proposed Amendments” has the meaning ascribed thereto in Section 16 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“Purchased Zarlink Securities” has the meaning ascribed thereto in Section 3 of the Offers, “Manner of Acceptance – Power of Attorney”;

“Redeemable Zarlink Shares” has the meaning ascribed thereto under Section 16 of the Circular, “Certain Canadian Federal Income Tax Considerations – Securityholders Resident in Canada – Subsequent Acquisition Transaction”

“Refinancing Facilities” has the meaning ascribed thereto under Section 6 of the Circular, “Source of Funds”;

“Refinancing Loan Documentation” has the meaning ascribed thereto under Section 6 of the Circular, “Source of Funds”;

“Regulatory Authority” means any (i) multinational or supranational body or organization, nation, government, state, province, country, territory, municipality, quasi-government, administrative, judicial or regulatory authority, agency, board, body, bureau, commission, instrumentality, court or tribunal or any political subdivision thereof, (ii) any central bank (or similar monetary or regulatory authority) or taxing authority thereof, (iii) any ministry or department or agency of any of the foregoing, (iv) any self-regulatory organization or stock exchange, including, without limitation, the TSX, (v) any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government; and (vi) any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of such entities or other bodies;

“Resident Holder” has the meaning ascribed thereto in Section 16 of the Circular, “Certain Canadian Federal Income Tax Considerations – Securityholders Resident in Canada”;

“Reviewable Transaction” has the meaning ascribed thereto in Section 13 of the Circular, “Regulatory Matters – Investment Canada Act”;

“Rights Agent” means Computershare Investor Services Inc., the rights agent under the Shareholder Rights Plan;

“Rights Certificates” means separate certificates evidencing the SRP Rights after the Separation Time;

“Scheduled Interest Payment” has the meaning ascribed thereto in Section 10 of the Offers, “Dividends and Distributions; Liens”;

“SEC” means the U.S. Securities and Exchange Commission;

“Securityholders” means, collectively, the Shareholders and the Debentureholders and “Securityholder” means any one of them;

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

“Separation Time” has the meaning ascribed thereto under Section 14 of the Circular, “Shareholder Rights Plan – Exercise of SRP Rights”;

“Share Acquisition Date” has the meaning ascribed thereto under Section 14 of the Circular, “Shareholder Rights Plan – Exercise of SRP Rights”;

“Shareholder Rights Plan” means the shareholder rights plan agreement between Zarlink and the Rights Agent, dated July 25, 2011, as modified or amended or superseded by any replacement shareholder rights plan;

“Shareholders” means the holders of Zarlink Shares and “Shareholder” means any one of them;

“Share Offer” means the offer to purchase all of the outstanding Zarlink Shares made hereby by the Offeror to the holders of Zarlink Shares, the terms and conditions of which are set forth in the accompanying Offers and Circular, the Letter of Transmittal (printed on yellow paper) and the Notice of Guaranteed Delivery (printed on pink paper);

“SRP Rights” means the rights issued pursuant to the Shareholder Rights Plan;

“Subsequent Acquisition Transaction” has the meaning ascribed thereto under Section 15 of the Circular, “Acquisition of Zarlink Securities not Deposited under the Offers – Subsequent Acquisition Transaction”;

“Supplementary Information Request” has the meaning ascribed thereto under Section 13 of the Circular, “Regulatory Matters – Competition Act”;

“Tax Act” means the Income Tax Act (Canada), including all regulations made thereunder, and all amendments to such statute and regulations from time to time;

“taxable capital gain” has the meaning ascribed thereto in Section 16 of the Circular, “Certain Canadian Federal Income Tax Considerations – Securityholders Resident in Canada – Sale of Zarlink Shares Pursuant to the Share Offer”;

“TSX” means the Toronto Stock Exchange;

“United States” or “U.S.” means the United States of America, its territories and possessions and any State of the United States;

“U.S. Exchange Act” means the United States Securities and Exchange Act of 1934, as amended;

“U.S. Holder” has the meaning ascribed thereto under Section 17 of the Circular, “Certain U.S. Federal Income Tax Considerations”;

“Voting Shares” means the Zarlink Shares and any other securities in the capital of Zarlink outstanding at the relevant time and that are entitled to vote generally in the election of directors;

“Zarlink” means Zarlink Semiconductor Inc., a corporation incorporated under the CBCA;

“Zarlink Board of Directors” means the board of directors of Zarlink;

“Zarlink Debenture Indenture” means the trust indenture relating to the Zarlink Debentures dated July 30, 2007 between Zarlink and Computershare Trust Company of Canada, as trustee;

“Zarlink Debentures” means the 6% unsecured, subordinated convertible debentures of Zarlink maturing on September 30, 2012;

“Zarlink Options” means the outstanding options of Zarlink to acquire Zarlink Shares under the stock option plan approved at the 1991 annual and special meeting of Shareholders and as amended in 1993, 1995, 1998, 2001 and 2007;

“Zarlink Securities” means, collectively, the Zarlink Shares and the Zarlink Debentures; and

“Zarlink Shares” means the outstanding common shares of Zarlink together with the associated SRP Rights.

SUMMARY

This summary highlights information more fully discussed elsewhere in the Offers and Circular. This summary is not intended to be complete and is qualified by reference to the more detailed information contained in the Offers and Circular. The information concerning Zarlink contained herein and in the Offers and Circular has been taken from or is based upon publicly available documents or records of Zarlink on file with Canadian securities regulatory authorities and other public sources at the time of the Offers, unless otherwise indicated, and has not been independently verified by Zarlink or the Offeror. Securityholders are urged to review the more detailed information about Zarlink, the Offeror and the Offers provided elsewhere in the Offers and Circular.

The Offers

The Share Offer is made by the Offeror to purchase, upon the terms and subject to the conditions of the Share Offer, Circular, Letter of Transmittal (printed on yellow paper) and Notice of Guaranteed Delivery all of the outstanding Zarlink Shares, including Zarlink Shares which become outstanding upon the exercise, conversion or exchange of Zarlink Options, Zarlink Debentures, securities convertible into Zarlink Shares or any other rights to acquire Zarlink Shares (other than SRP Rights), at a price in cash of $3.35 per Zarlink Share. See Section 1 of the Offers, “The Offers”.

The Debenture Offer is made by the Offeror to purchase, upon the terms and subject to the conditions of the Debenture Offer, Circular and Letter of Transmittal (printed on blue paper) all of the outstanding Zarlink Debentures at a price of $1,367.35 in cash per $1,000.00 principal amount of Zarlink Debentures plus accrued and unpaid interest to the date such Zarlink Debentures are taken up under the Debenture Offer.

The obligation of the Offeror to take up and pay for Zarlink Securities pursuant to the Offers is subject to certain conditions. See Section 4 of the Offers, “Conditions of the Offers”.

The Offeror and Microsemi

The Offeror was incorporated on July 28, 2011 under the laws of British Columbia and is an indirect wholly-owned subsidiary of Microsemi. The Offeror was formed for the purpose of making the Offers and has not carried on any business prior to the date hereof, other than in respect of the Offers. The Offeror’s registered office and records office is located at Suite 1700, Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8, Canada.

Microsemi was incorporated in 1960 under the laws of the State of Delaware. Its head office and principal place of business is located at One Enterprise, Aliso Viejo, California, 92656, United States.

Microsemi is a designer, manufacturer and marketer of high performance analog and mixed-signal integrated circuits and high-reliability semiconductors. The principal end markets that it serves include security & defense, aerospace, enterprise & commercial and industrial & alternative energy. At the time of the Offers, Microsemi has beneficial ownership of, or exercise control or direction over, 100 Zarlink Shares, representing less than 0.00001% of the issued and outstanding Zarlink Shares.

Microsemi’s common shares are traded on the NASDAQ Stock Market under the symbol “MSCC”. Microsemi is a reporting issuer in the United States under the U.S. Exchange Act and files its continuous disclosure documents with the SEC, which are available at www.sec.gov and on the Offeror’s website at www.microsemi.com.

See Section 1 of the Circular, “The Offeror”.

Zarlink Semiconductor Inc.

Zarlink’s public disclosure indicates that it is an international semiconductor supplier. Zarlink’s principal business activities comprise the design, manufacture and distribution of microelectronic components for the communications and medical industries. The principal markets for its products are the Asia Pacific region, Europe and the United States. Zarlink operates facilities in Ottawa (Canada), Austin (Texas, United States), Caldicot (United Kingdom), Järfälla (Sweden) and in 12 others emplacements in the United States, Europe and the Asia Pacific region.

The Zarlink Shares are listed and posted for trading on the TSX under the symbol “ZL” and trade on the OTCBB under the symbol “ZARLF”. The Zarlink Debentures are listed and posted for trading on the TSX under the symbol “ZL.DB” on the TSX.

Zarlink is a corporation organized under the CBCA and has its principal office at 400 March Road, Ottawa, Ontario, Canada, K2K 3H4.

For further information regarding Zarlink, refer to Zarlink’s filings with the Canadian Securities Regulatory Authorities which may be obtained through SEDAR at www.sedar.com.

See Section 2 of the Circular, “Zarlink Semiconductor Inc.”.

Purpose of the Offers and Plans Regarding the Acquisition of Zarlink Shares and Zarlink Debentures Not Deposited

The purpose of the Offers is to enable the Offeror to acquire ownership of all of the outstanding Zarlink Shares and Zarlink Debentures that it does not currently beneficially own, or over which it does not exercise control or direction, directly or indirectly, including Zarlink Shares which may become outstanding on the exercise, conversion or exchange of Zarlink Options, Zarlink Debentures, securities convertible into Zarlink Shares or other rights to purchase Zarlink Shares (other than SRP Rights). If the Offeror takes up and pays for the Zarlink Shares validly deposited under the Share Offer, the Offeror currently intends to exercise its statutory right to acquire, to the extent permitted, all of the Zarlink Shares not deposited under the Share Offer or, if such statutory right of acquisition is not available, the Offeror currently intends to cause a meeting of Shareholders to be called to consider a statutory arrangement, amalgamation, consolidation, corporate reorganization or other transaction that may constitute a “business combination” under MI 61-101 for the purpose of enabling the Offeror or an affiliate of the Offeror to acquire all of the Zarlink Shares (other than SRP Rights) not deposited under the Share Offer. The exact timing and details of a Compulsory Acquisition or Subsequent Acquisition Transaction involving Zarlink will necessarily depend upon a variety of factors, including the number of Zarlink Shares acquired pursuant to the Share Offer. See Section 4 of the Circular, “Purpose of the Offers” and Section 15 of the Circular, “Acquisition of Zarlink Securities not Deposited under the Offers”.

It is the Offeror’s current intention to take up and pay for Zarlink Debentures deposited to the Debenture Offer only if it takes up and pays for Zarlink Shares validly deposited under the Share Offer. In that event, the Offeror currently intends, subject to compliance with applicable Laws, to take up and pay for the Zarlink Debentures deposited to the Debenture Offer and to cause Zarlink either to redeem all of the Zarlink Debentures that were not deposited to the Debenture Offer in accordance with the terms of the Zarlink Debenture Indenture for their principal amount plus accrued but unpaid interest on or after September 30, 2011 or, if more than 90% of the aggregate principal amount of the Zarlink Debentures have been deposited, to acquire the remaining Zarlink Debentures pursuant to a compulsory acquisition (if such right is available) in accordance with the terms of the Zarlink Debenture Indenture, unless the Offeror elects not to pursue such rights.

Time For Acceptance

Each of the Offers is open for acceptance until the Expiry Time on the Expiry Date, being 5:00 p.m. (Toronto time) on September 22, 2011, or until such later time and date or times and dates to which each of the Offers may be extended at the Offeror’s sole discretion pursuant to Section 5 of the Offers, “Extension, Variation or Change in the Offers”, unless either or both of the Offers is withdrawn or extended by the Offeror. See Section 2 of the Offers, “Time For Acceptance”.

Manner of Acceptance

Registered Shareholders wishing to accept the Share Offer must deposit, before the Expiry Time, certificate(s) representing their Zarlink Shares together with a Letter of Transmittal (or a manually signed facsimile) (printed on yellow paper), properly completed and signed, at the office of the Depositary specified in the Letter of Transmittal. Instructions are contained in the Letter of Transmittal. If a Shareholder wishes to deposit Zarlink Shares (including associated SRP Rights) pursuant to the Share Offer and the certificate(s) representing such Zarlink Shares and/or if the Separation Time has occurred, such SRP Rights are not immediately available for deposit or if the certificate(s) and all other required documents cannot be provided to the Depositary at or prior to the Expiry Time, those Zarlink Shares (including associated SRP Rights) may nevertheless be deposited in compliance with the procedure for guaranteed delivery. See Section 3 of the Offers, “Manner of Acceptance – Procedure for Guaranteed Delivery”.

Shareholders whose Zarlink Shares are registered in the name of an investment dealer, stockbroker, bank, trust company or other nominee should contact that nominee for assistance if they wish to accept the Share Offer.

Shareholders will not be required to pay any fee or commission if they accept the Share Offer by transmitting their Zarlink Shares directly to the Depositary.

The Zarlink Debentures were issued by Zarlink in a “book-entry only” system and all of the Zarlink Debentures are currently registered in the name of and held by or on behalf of CDS as custodian for CDS Participants. Beneficial interests in the Zarlink Debentures, constituting ownership of the Zarlink Debentures, are represented through book-entry accounts of institutions acting on behalf of beneficial owners as direct and indirect CDS Participants, rather than by definitive certificates. In order to deposit Zarlink Debentures, you must direct your investment dealer, stockbroker, bank, trust company or other nominee to accept the Debenture Offer in the manner required by your nominee. If you wish to deposit your Zarlink Debentures under the Debenture Offer you should contact the CDS Participant through which you hold your Zarlink Debentures in order to take the necessary steps to be able to deposit your Zarlink Debentures.

If you wish to deposit only a portion of the Zarlink Debentures beneficially owned by you, you may do so by indicating in your instructions to your CDS Participant the principal amount of Zarlink Debentures that you wish to deposit under the Debenture Offer.

Withdrawal of the Deposited Securities

Any Zarlink Securities deposited in acceptance of the Offers may be withdrawn by or on behalf of the depositing Securityholder at any time until they have been taken up by the Offeror. Additional withdrawal rights may be available under other circumstances under applicable Laws. See Section 8 of the Offers, “Right to Withdraw Deposited Zarlink Securities”. Except as so indicated or as otherwise required by applicable Laws, deposits of Zarlink Securities are irrevocable.

Payment

Upon the terms and subject to the conditions of the Offers (as the same may be amended or waived), the Offeror will take up and pay for Zarlink Securities duly and validly deposited pursuant to the Offers and not withdrawn, as soon as reasonably possible thereafter and in any event not later than ten (10) Business Days after the Expiry Time. Any Zarlink Securities taken up will be paid for as soon as possible, and in any event not later than three (3) Business Days following the time at which such Zarlink Securities are taken up under the Offers. See Section 6 of the Offers, “Take up of and Payment for Deposited Zarlink Securities”.

Stock Exchange Listing and Market Prices of Zarlink Securities

The Zarlink Shares are listed for trading on the TSX under the stock symbol “ZL” and trade on the OTCBB under the stock symbol “ZARLF”. The Zarlink Debentures are listed and posted for trading on the TSX under the symbol “ZL.DB”. On July 19, 2011, which was the last trading day prior to the date of the Proposal, the closing price of the Zarlink Shares on the TSX was $2.39 and the closing price for a $100 principal amount of Zarlink Debentures on the TSX was $110.00.

Conditions of the Offers

The Offeror will have the right to withdraw and terminate any or all of the Offers, and will not be required to take up or pay for any Zarlink Securities deposited under the Offers, if any of the conditions described under Section 4 of the Offers “Conditions of the Offers”, have not been satisfied or waived (to the extent permitted under the conditions) at or prior to the Expiry Time. The Offers are subject to certain conditions which are described under Section 4 of the Offers “Conditions of the Offers”, including, without limitation, (i) there being validly and properly deposited under the Share Offer and not withdrawn at the expiration of the Offers, that number of Zarlink Shares which, together with the Zarlink Shares held by the Offeror and its associates and affiliates and the Zarlink Shares into which the Zarlink Debentures deposited under the Debenture Offer and not withdrawn at the expiration of the Offers may be converted at the option of the Offeror at that time pursuant to the terms of the Zarlink Debenture Indenture, represent at least 66 2/3% of the outstanding Zarlink Shares, calculated on a fully-diluted basis and (ii) the Zarlink Board of Directors shall have waived the application of the Shareholder Rights Plan to the Offers, or the Offeror shall have determined, in its reasonable judgment, that the Shareholder Rights Plan and the SRP Rights have been cease-traded, invalidated or otherwise rendered ineffective.

Shareholder Rights Plan

On July 25, 2011, the Zarlink Board of Directors adopted the Shareholder Rights Plan. A press release was issued by Zarlink on the same date. Neither of the Offers is a Permitted Bid for the purposes of the Shareholder Rights Plan. Accordingly, in order for the Offers to proceed, the Shareholder Rights Plan must be terminated or some action must be taken by the Zarlink Board of Directors or by a securities commission or court of competent jurisdiction to remove the effect of the Shareholder Rights Plan and permit the Offers to proceed. See Section 14 of the Circular, “Shareholder Rights Plan”.

The Offeror believes that at the Expiry Time, the Zarlink Board of Directors and Securityholders will have had more than adequate time to fully consider the Offers and any available alternative transactions and to determine whether to deposit their Zarlink Securities under the Offers. The Offers are being made on the condition, among others, that the Shareholder Rights Plan does not and will not adversely affect the Offeror or Microsemi either before or on consummation of the Offers or the purchase of Zarlink Shares under a Compulsory Acquisition or consummation of any Subsequent Acquisition Transaction. See Section 4 of the Offers, “Conditions of the Offers”.

Canadian Federal Income Tax Considerations

A Shareholder who is resident in Canada, who holds Zarlink Shares as capital property and who sells such Zarlink Shares to the Offeror under the Share Offer, will generally realize a capital gain (or capital loss) equal to the amount by which the cash received, net of any reasonable costs of disposition, exceeds (or is less than) the aggregate adjusted cost base to the Shareholder of such Zarlink Shares.

A Debentureholder who is resident in Canada, who holds Zarlink Debentures as capital property and who sells such Zarlink Debentures to the Offeror under the Debenture Offer will also generally realize a capital gain (or capital loss) to the extent that cash received for their Zarlink Debentures (exclusive of any accrued interest), net of any reasonable costs of disposition, exceeds (or is less than) the aggregate adjusted cost base to the Debentureholder of such Zarlink Debentures. Debentureholders will be required to include in their income the amount of the interest accrued on the Zarlink Debentures to the date of disposition.

Generally, Securityholders who are non-residents of Canada for the purposes of the Tax Act will not be subject to tax in Canada in respect of any capital gain realized on the sale of Zarlink Securities under the Offers, unless those Zarlink Securities constitute “taxable Canadian property” to such Securityholder within the meaning of the Tax Act and that gain is not otherwise exempt from tax under the Tax Act pursuant to an exemption contained in an applicable income tax treaty.

The foregoing is a very brief summary of Canadian federal income tax consequences and is qualified in its entirety by Section 16 of the Circular, “Certain Canadian Federal Income Tax Considerations”. Securityholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a sale of Zarlink

Securities pursuant to the Offers or a Compulsory Acquisition or a disposition of Zarlink Securities pursuant to any Subsequent Acquisition Transaction. Holders of securities other than Zarlink Securities should consult their own tax advisors having regard to their own personal circumstances.

U.S. Federal Income Tax Considerations

The receipt of cash by a holder of Zarlink Securities, pursuant to either of the Offers, a Compulsory Acquisition or Subsequent Acquisition Transaction will be a taxable transaction for U.S. federal income tax purposes. In general, a holder of Zarlink Securities will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the amount of cash that the holder receives in either of the Offers and that holder’s adjusted tax basis in its Zarlink Securities.

The foregoing is a very brief summary of U.S. federal income tax consequences and is qualified in its entirety by Section 17 of the Circular, “Certain U.S. Federal Income Tax Considerations”. Securityholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a sale of Zarlink Securities pursuant to the Offers or a Compulsory Acquisition or a disposition of Zarlink Securities pursuant to any Subsequent Acquisition Transaction. Holders of securities other than Zarlink Securities should consult their own tax advisors having regard to their own personal circumstances.

Depositary

Equity Financial Trust Company is acting as depositary under the Offers. The Depositary will receive deposits of certificates representing Zarlink Securities and accompanying Letters of Transmittal at the office specified in the Letters of Transmittal. The Depositary will receive the Notice of Guaranteed Delivery at the office specified in the Notice of Guaranteed Delivery. The Depositary will also be responsible for giving certain notices, if required, and making payment for Zarlink Securities purchased by the Offeror under the Offers. See Section 18 of the Circular, “Depositary”.

Information Agent

The Offeror has retained the services of The Laurel Hill Advisory Group Company to serve as the information agent and to assist with Securityholders identification and communications in respect of the Offers. The Information Agent will receive reasonable and customary compensation for its services in connection with the Offers, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities that may arise out of the performance of its obligations as information agent.

Questions and requests for assistance concerning the Offers should be made directly to the Depositary or the Information Agent. Their contact details are provided at the end of this document. Section 19 of the Circular, “Information Agent”.

Dealer Manager and Soliciting Dealer Group

The Offeror may, in its sole discretion, retain the services of a dealer manager to form and manage a soliciting dealer group to solicit acceptances of the Offers on terms and conditions, including the payment of fees and reimbursement of expenses, as are customary in a retainer agreement for such services. The cost of solicitation will be borne by the Offeror. No fee or commission will be payable by Securityholders who transmit their Zarlink Securities directly to the Depositary to accept the Offers. The Offeror expects that if a dealer manager is engaged and/or a soliciting dealer group is formed, then the Offeror will provide notice of such event by press release and/or such other means as the Offeror may determine. Investment advisors or registered representatives employed by soliciting dealers, if any, may solicit their clients to deposit their Zarlink Securities to the Offers. Soliciting dealers may pay an investment advisor or registered representative a portion of the solicitation fee, if any, for each Zarlink Security deposited to the Offers by clients of or served by the investment advisor or registered representative.

OFFERS

The accompanying Circular, which is incorporated into and forms part of the Offers, contains important information that should be read carefully before making any decision with respect to the Offers.

August 17, 2011

TO THE SECURITYHOLDERS OF ZARLINK:

1.	THE OFFERS

The Share Offer is made by the Offeror to purchase, upon the terms and subject to the conditions of the Share Offer, Circular, Letter of Transmittal (printed on yellow paper) and Notice of Guaranteed Delivery (printed on pink paper), all of the outstanding Zarlink Shares, including Zarlink Shares which become outstanding on the exercise, conversion or exchange of outstanding Zarlink Options, Zarlink Debentures, securities convertible into Zarlink Shares or other rights to purchase Zarlink Shares (other than SRP Rights) at a price of $3.35 in cash per Zarlink Share.

The Debenture Offer is made by the Offeror to purchase, upon the terms and subject to the conditions of the Debenture Offer, Circular and Letter of Transmittal (printed on blue paper) to purchase all of the outstanding Zarlink Debentures, at a price of $1,367.35 per $1,000 principal amount of Zarlink Debentures plus accrued and unpaid interest to the date such Zarlink Debentures are taken up under the Debenture Offer.

The Offers are made only for the Zarlink Securities and are not made for any Zarlink Options, warrants or other conversion or exchange rights to acquire Zarlink Securities (other than SRP Rights). Any holder of options (including Zarlink Options), warrants or other conversion or exchange rights to acquire Zarlink Securities (other than SRP Rights) who wishes to accept the Offers must to the extent permitted by the terms of such securities and applicable law, exercise, convert or exchange, as applicable, such Zarlink Options, securities convertible into Zarlink Securities or other rights to purchase Zarlink Securities (other than SRP Rights) to obtain certificates representing Zarlink Securities and deposit those Zarlink Securities under the Offers. Any such exercise, conversion or exchange must be sufficiently in advance of the Expiry Time to ensure that the holders of Zarlink Options, securities convertible into Zarlink Securities or other rights to purchase Zarlink Securities (other than SRP Rights) will have certificates available for deposit before the Expiry Time, or in sufficient time to comply with the procedures referred to under Section 3 of the Offers, “Manner of Acceptance – Procedure for Guaranteed Delivery”.

Shareholders who have deposited their Zarlink Shares pursuant to the Share Offer will be deemed to have deposited the SRP Rights associated with those Zarlink Shares. No additional payment will be made for the SRP Rights and no part of the consideration to be paid by the Offeror for the Zarlink Shares will be allocated to the SRP Rights.

According to Zarlink’s quarterly report on Form 6-K for the period ended June 24, 2011, dated August 2, 2011, there were approximately 120,665,291 Zarlink Shares, 10,213,987 Zarlink Options and $70.9 million principal amount of Zarlink Debentures outstanding on such date.

2.	TIME FOR ACCEPTANCE

Each of the Offers is open for acceptance until the Expiry Time on the Expiry Date, being 5:00 p.m. (Toronto time) on September 22, 2011, or until such later time and date or times and dates to which any of the Offers may be extended at the Offeror’s sole discretion pursuant to Section 5 of the Offers, “Extension, Variation or Change in the Offer”, unless either of the Offers is withdrawn or extended by the Offeror.

3.	MANNER OF ACCEPTANCE

Letter of Transmittal

The Share Offer may be accepted by delivering to the Depositary at the office of the Depositary listed in the accompanying Letter of Transmittal (printed on yellow paper), so as to be received before the Expiry Time, the following documents:

(a)	the certificate or certificates representing the Zarlink Shares in respect of which the Offer is being accepted;

(b)	a Letter of Transmittal in the form accompanying the Share Offer (or a manually signed facsimile thereof) properly completed and signed as required by the rules and instructions set out in the Letter of Transmittal; and

(c)	any other documents specified in the instructions set out in the Letter of Transmittal.

The Share Offer will be deemed to be accepted only if the Depositary has actually received these documents before the Expiry Time. Except as otherwise provided in the instructions to the Letter of Transmittal, the signature on the Letter of Transmittal must be guaranteed by an Eligible Institution. If a Letter of Transmittal is executed by a person other than the registered holder of the certificate(s) to which the Letter of Transmittal relates, the certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered holder, with the signature on the endorsement panel or share transfer power guaranteed by an Eligible Institution.

Shareholders are required to deposit the SRP Rights associated with each Zarlink Share in order to effect a valid deposit of such Zarlink Share or, if available, a Book-Entry Confirmation must be received by the Depositary with respect thereto. If the Separation Time does not occur prior to the Expiry Time, a deposit of Zarlink Shares will also constitute a deposit of the associated SRP Rights. If the Separation Time occurs prior to the Expiry Time and Rights Certificates are distributed to Shareholders prior to the time that a Shareholder deposits its Zarlink Shares pursuant to the Share Offer, in order for the Zarlink Shares to be validly deposited, Rights Certificates(s) representing SRP Rights equal in number to the number of Zarlink Shares deposited must be delivered to the Depositary. If the Separation Time occurs prior to the Expiry Time and Rights Certificates are not distributed to Shareholders by the time that a Shareholder deposits its Zarlink Shares pursuant to the Share Offer, the Shareholder may deposit its SRP Rights prior to receiving Rights Certificate(s) by using the procedures for guaranteed delivery described below. In any case, a deposit of Zarlink Shares constitutes an agreement by the Shareholder to deliver Rights Certificate(s) representing the associated SRP Rights to the Depositary prior to 5:00 p.m. (Toronto time) on the third trading day on the TSX after the date, if any, that Rights Certificates are distributed to Shareholders. The Offeror reserves the right to require, if a Separation Time occurs prior to the Expiry Time, that the Depositary receives Rights Certificate(s) from a Shareholder representing such SRP Rights prior to the Offeror taking up the Zarlink Shares for payment pursuant to the Share Offer.

Book-Entry Transfer

Shareholders wishing to accept the Share Offer whose Zarlink Shares are registered in the name of an Intermediary should contact their Intermediary for assistance in depositing their Zarlink Shares. CDS Participants should contact CDS with respect to the deposit of Zarlink Securities under the Offers.

Shareholders may accept the Share Offer by following the procedures for a book-entry transfer established by CDS, provided that a Book-Entry Confirmation through CDSX is received by the Depositary at its office in Toronto, Ontario prior to the Expiry Time. The Depositary will establish an account at CDS for the purpose of the Share Offer. Any CDS Participants may cause CDS to make a book-entry transfer of a Shareholder’s Zarlink Shares into the Depositary’s account in accordance with CDS procedures for such transfer. Delivery of Zarlink Shares to the Depositary by means of a book-entry transfer will constitute a valid deposit under the Share Offer.

Shareholders, through their respective Intermediaries, who utilize CDSX to accept the Share Offer through a book-entry transfer of their holdings into the Depositary’s account with CDS shall be deemed to have completed and delivered to the Depositary a Letter of Transmittal and to be bound by the terms thereof and therefore such instructions received by the Depositary are considered a valid deposit in accordance with the terms of this Share Offer.

The Zarlink Debentures were issued by Zarlink in a “book-entry only” system and all of the Zarlink Debentures are currently registered in the name of and held by or on behalf of CDS as custodian for CDS Participants. Beneficial interests in the Zarlink Debentures, constituting ownership of the Zarlink Debentures, are represented through book-entry accounts of CDS Participants acting on behalf of beneficial owners as direct and indirect Intermediaries, rather than by definitive certificates. In order to deposit Zarlink Debentures, you must direct your Intermediary to accept the Debenture Offer in the manner required by your Intermediary. If you wish to deposit your Zarlink Debentures under the Debenture Offer, you should contact the Intermediary through which you hold your Zarlink Debentures in order to take the necessary steps to be able to deposit your Zarlink Debentures.

Debentureholders may accept the Debenture Offer by following the procedures for a book-entry transfer established by CDS, provided that a Book-Entry Confirmation through CDSX is received by the Depositary at its office in Toronto, Ontario prior to the Expiry Time. The Depositary will establish an account at CDS for the purpose of the Debenture Offer. Any CDS Participants may cause CDS to make a book-entry transfer of a holder’s Zarlink Debentures into the Depositary’s account in accordance with CDS procedures for such transfer.

If you wish to deposit only a portion of the Zarlink Debentures beneficially owned by you, you may do so by indicating in your instructions to your CDS Participant the principal amount of Zarlink Debentures that you wish to deposit under the Debenture Offer.

Procedure for Guaranteed Delivery

If a Shareholder wishes to deposit Zarlink Shares under the Share Offer and: (a) the certificate(s) representing the Zarlink Shares and, if the Separation Time has occurred prior to the Expiry Time, the Rights Certificate(s) representing the associated SRP Rights, is (are) not immediately available for deposit, (b) the Shareholder cannot complete the procedure for book-entry transfer of the Zarlink Shares on a timely basis, (c) the certificate(s) and all other required documents cannot be delivered to the Depositary before the Expiry Time or (d) if the Separation Time has occurred prior to the Expiry Time but Rights Certificates have not been distributed to Shareholders at or prior to the Expiry Time, those Zarlink Shares (including associated SRP Rights) may nevertheless be deposited under the Share Offer, provided that all of the following conditions are met:

(a)	such deposit is made by or through an Eligible Institution;

(b)	a properly completed and duly executed Notice of Guaranteed Delivery (printed on pink paper) in the form accompanying this Share Offer (or a manually signed facsimile thereof), together with a guarantee to deliver by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery, is received by the Depositary at or prior to the Expiry Time at its office in Toronto, Ontario, as set forth in the accompanying Notice of Guaranteed Delivery;

(c)	the certificate(s) representing the deposited Zarlink Shares and, if the Separation Time has occurred prior to the Expiry Time and Rights Certificates have been distributed to Shareholders prior to the Expiry Time, the Rights Certificates representing the associated SRP Rights, in proper form for transfer, together with a Letter of Transmittal in the accompanying form (or a manually signed facsimile thereof), properly completed and signed and all other documents required by the Letter of Transmittal, or, in the case of a book-entry transfer, a Book-Entry Confirmation with respect to the deposited Zarlink Shares, are received by the Depositary at its office in Toronto, Ontario, Canada prior to 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Time; and

(d)	if the Separation Time has occurred prior to the Expiry Time but Rights Certificates have not been distributed to Shareholders prior to the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, together with a Letter of Transmittal, or a manually signed facsimile thereof, properly completed and duly executed with signatures guaranteed if so required in accordance with the Letter of Transmittal and all other documents required by the Letter of Transmittal or, in the case of Zarlink Shares deposited by book-entry transfer, a Book-Entry Confirmation, are received by the Depositary at its office set forth in the Notice of Guaranteed Delivery on or prior to 5:00 p.m. (Toronto time) on the third trading day on the TSX after the date, if any, that Rights Certificates are distributed to Shareholders.

The Notice of Guaranteed Delivery must be delivered by hand or courier or transmitted by facsimile transmission or mailed to the Depositary as set forth in the Notice of Guaranteed Delivery and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

General

The Offers will be deemed to be accepted only if the Depositary actually has received the requisite documents at or before the time specified. In all cases, payment for the Zarlink Securities deposited and taken up by the Offeror pursuant to the Offers will be made only after timely receipt by the Depositary of certificates representing the Zarlink Securities, a Letter of Transmittal (or a manually signed facsimile) properly completed and signed covering the Zarlink Securities with the signatures guaranteed in accordance with the instructions and rules set out therein, and any other required documents.

The method of delivery of the certificate(s) representing Zarlink Securities, the Letters of Transmittal, the Notice of Guaranteed Delivery and all other required documents is at the option and risk of the person depositing those documents. The Offeror recommends that those documents be delivered by hand to the Depositary and that a receipt be obtained or, if mailed, that registered mail, properly insured, be used with an acknowledgement of receipt requested.

Securityholders whose Zarlink Securities are registered in the name of an Intermediary should contact that Intermediary for assistance in depositing their Zarlink Securities under the relevant Offer.

All questions as to the validity, form, eligibility (including timely receipt) and acceptance of Zarlink Securities deposited pursuant to the Offers will be determined by the Offeror in its sole discretion. Depositing Securityholders agree that such determination shall be final and binding. The Offeror reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction. The Offeror reserves the absolute right to waive any defects or irregularities in the deposit of any Zarlink Securities. There shall be no duty or obligation of the Offeror, the Depositary, the Information Agent or any other person to give notice of any defects or irregularities in any deposit and no liability shall be incurred by any of them for failure to give any such notice. The Offeror’s interpretation of the terms and conditions of the Offers, the Circular, the Letters of Transmittal and the Notice of Guaranteed Delivery will be final and binding.

Securityholders will not be required to pay any fee or commission if they accept the Offers by transmitting their Zarlink Securities directly to the Depositary.

Dividends and Distributions

Subject to the terms and conditions of the Share Offer, by accepting the Share Offer pursuant to the procedures set forth above, a Shareholder deposits, sells, assigns and transfers to the Offeror all right, title and interest in and to the Zarlink Shares covered by the Letter of Transmittal delivered to the Depositary (the “Deposited Shares”) and in and to all rights and benefits arising from such Deposited Shares including any and all dividends, distributions, payments, securities, property or other interests which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares or any of them on and after the date of the Share Offer other than any cash dividend, distribution or payment in respect of which a reduction in the price of the Offers is made pursuant to Section 10 of the Offers, “Dividends and Distributions; Liens”, but including, without limitation, any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (including the SRP Rights) which may be paid, accrued, declared, issued, transferred, made or distributed on or in respect of the Deposited Shares (collectively, “Distributions”).

Power of Attorney

The execution of a Letter of Transmittal or Notice of Guaranteed Delivery (or, in the case of Zarlink Securities deposited by book-entry transfer, by making a book-entry transfer) irrevocably appoints the Offeror, and any other person designated by the Offeror in writing, as the true and lawful agents, attorneys and attorneys-in-fact of the Securityholder delivering the Letter of Transmittal, Notice of Guaranteed Delivery or book-entry transfer with respect to (a) the Zarlink Securities (including, for the Zarlink Shares, the associated SRP Rights) registered in the name of the holder on the securities registers maintained by Zarlink and deposited pursuant to the Offers and purchased by the Offeror (the “Purchased Zarlink Securities”), and (b) with respect to any Distributions on or after the date of the Offers, effective from and after the time that the Offeror takes up and pays for the Purchased Zarlink Securities (the “Effective Time”), with full power of substitution (such powers of attorney, being coupled with an interest, being irrevocable) to:

(a)	register or record the transfer or cancellation of Purchased Zarlink Securities on the appropriate registers maintained by or on behalf of Zarlink;

(b)	vote, execute and deliver any instruments of proxy, authorizations or consents in form and on terms satisfactory to the Offeror in respect of any Purchased Zarlink Securities, revoke any such instrument, authorization or consent given prior to or after the Effective Time, and/or designate in any such instruments of proxy any person(s) as the proxy or the proxy nominee(s) of the Securityholder in respect of such Purchased Zarlink Securities for all purposes;

(c)	execute, endorse and negotiate any cheques or other instruments representing any distribution payable to the Securityholder in respect of the Purchased Zarlink Securities; and

(d)	exercise any other rights of a holder of Purchased Zarlink Securities.

A Securityholder who executes a Letter of Transmittal (or who deposits Securities by making a book-entry transfer) also agrees, from and after the Effective Time:

(a)	not to vote any of the Purchased Zarlink Securities at any meeting of holders of those securities;

(b)	not to exercise any other rights or privileges attached to any of those securities; and

(c)	to deliver to the Offeror any and all instruments of proxy, authorizations or consents received in respect of those securities.

At the date on which the Offeror purchases the Purchased Zarlink Securities, all prior proxies given by the holder of those Purchased Zarlink Securities with respect to those shares shall be revoked and no subsequent proxies may be given by such holder with respect thereto.

Further Assurances

A Securityholder who executes a Letter of Transmittal (or who deposits Securities by making a book-entry transfer) covenants to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Zarlink Securities to the Offeror and acknowledges that all authority therein conferred or agreed to be conferred is, to the extent permitted by Law, irrevocable and may be exercised during any subsequent legal incapacity of such holder and shall, to the extent permitted by Law, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of such holder.

Depositing Securityholders’ Representations and Warranties

The deposit of Zarlink Securities pursuant to the procedures herein will constitute a binding agreement between the depositing Securityholder and the Offeror upon the terms and subject to the conditions of the Offers, including the depositing Securityholder’s representation and warranty that: (i) such Securityholder has full power and authority to deposit, sell, assign and transfer the Zarlink Securities being deposited; (ii) such Securityholder owns the Zarlink Securities which are being deposited free and clear of all liens, restrictions, charges, encumbrances, claims, equities and rights of others; (iii) the deposit of such Zarlink Securities complies with applicable securities laws; and (iv) when such Zarlink Securities are taken up and paid for by the Offeror, the Offeror will acquire good title thereto free and clear of all liens, restrictions, charges, encumbrances, claims, equities and rights of others. The acceptance of an Offer pursuant to the procedures set forth above shall constitute an agreement between the depositing Securityholder and the Offeror in accordance with the terms and conditions of the relevant Offer.

The Offeror reserves the right to permit the Offers to be accepted in a manner other than that set forth in this Section 3.

4.	CONDITIONS OF THE OFFERS

Notwithstanding any other provisions of the Offers, the Offeror shall have the right to withdraw either or both of the Offers and not take up, purchase or pay for any Zarlink Securities deposited under either or both of the Offers, to extend the period of time during which either or both of the Offers is open, to vary or change any term of either or both the Offers, and/or to postpone taking up and paying for any Zarlink Securities deposited under either or both of the Offers, if any of the following conditions are not satisfied, or waived by the Offeror in its sole judgment and discretion at or prior to the Expiry Time:

(a)

there shall have been properly and validly deposited under the Share Offer and not withdrawn at the Expiry Time that number of Zarlink Shares which, together with the Zarlink Shares held by the Offeror and its associates and affiliates and the Zarlink Shares into which the Zarlink Debentures deposited under the Debenture Offer and not withdrawn at the Expiry Time may be converted at the option of the Offeror at that time pursuant to the terms of the Zarlink Debenture Indenture, represent at least 66 2/3% of the outstanding Zarlink Shares calculated on a fully-diluted basis (the “Deposit Minimum Condition”);

(b)	all approvals, waiting or suspensory periods (and any extensions thereof), waivers, permits, consents, reviews, sanctions, orders, rulings, decisions, declarations, certificates and exemptions of any administrative agency, commission, governmental authority or other instrumentality (including those of any stock exchange or other securities or regulatory authorities) that are, in the Offeror’s reasonable discretion, necessary or advisable to complete the Offers and any Compulsory Acquisition or any Subsequent Acquisition Transaction, shall have been obtained or, in the case of waiting or suspensory periods, expired or been terminated, each on terms and conditions satisfactory to the Offeror in its reasonable discretion;

(c)	the Offeror shall have determined, in its reasonable judgment, that:

(i)	the Shareholder Rights Plan does not provide rights to Shareholders to purchase any Zarlink Shares as a result of the Offers or any Compulsory Acquisition or Subsequent Acquisition Transaction, and does not and will not adversely affect the Offers, the Offeror or Microsemi, either before or on consummation of the Offers, or the acquisition by the Offeror of any Zarlink Securities under the Offers or any Compulsory Acquisition or Subsequent Acquisition Transaction;

(ii)	the Zarlink Board of Directors shall have redeemed all outstanding SRP Rights or waived the application of the Shareholder Rights Plan to the purchase of Zarlink Securities by the Offeror under the Offers and any Compulsory Acquisition or Subsequent Acquisition Transaction;

(iii)	a binding cease trade order or injunction shall have been issued that has the effect of prohibiting or preventing the exercise of SRP Rights or the issue of Zarlink Shares upon the exercise of the SRP Rights;

(iv)	a court of competent jurisdiction shall have ordered that the SRP Rights are illegal, of no force or effect or may not be exercised in relation to the Offers and any Compulsory Acquisition or Subsequent Acquisition Transaction; or

(v)	the SRP Rights and the Shareholder Rights Plan shall otherwise have become or been held unexercisable or unenforceable in relation to the Zarlink Securities with respect to the Offers or any Compulsory Acquisition or Subsequent Acquisition Transaction;

(d)	there shall not be in effect, as of the Expiry Time, any temporary restraining order, preliminary or permanent injunction, cease trade order or other order, decree or judgment or other legal restraint or prohibition issued by any court, administrative agency or commission or other governmental authority or instrumentality or stock exchange nor shall there be pending or threatened as of the Expiry Time, any act, suit, action or proceeding by or before any court, administrative agency or commission or other governmental authority or instrumentality or stock exchange, nor shall any statute, rule, regulation, decree, order or similar law have been proposed, enacted, entered or promulgated by any administrative agency or commission or other governmental authority or instrumentality or stock exchange:

(i)	challenging either or both of the Offers or preventing the completion of either or both of the Offers or the ability of the Offeror or Microsemi to make or maintain either or both of the Offers as they have been made;

(ii)	imposing any material limitations or conditions on either or both of the Offers not currently contained in the Offers;

(iii)	prohibiting, restricting or seeking to prohibit or restrict: (A) the acquisition of Zarlink Securities under either or both of the Offers, any Compulsory Acquisition or Subsequent Acquisition Transaction; (B) the take-up or payment of Zarlink Securities by the Offeror; or (C) the ability of the Offeror to acquire or hold, or exercise full rights of ownership of, any Zarlink Securities;

(iv)	seeking to obtain from or imposing on the Offeror, Microsemi or Zarlink or any of their respective subsidiaries any damages that are material in connection with either or both of the Offers;

(v)	prohibiting, limiting or seeking to prohibit or limit the ownership or operation by the Offeror or Microsemi of any material portion of the business or assets of Zarlink or its subsidiaries or to compel the Offeror, Microsemi or their subsidiaries to dispose of or hold separate any material portion of the business or assets of Zarlink or its subsidiaries;

(vi)	prohibiting or seeking to prohibit the Offeror or Microsemi from effectively controlling, in any material respect, the business or operations of Zarlink or its subsidiaries;

(vii)	which would, if successful, in the reasonable discretion of the Offeror or Microsemi, make uncertain the ability of the Offeror or Microsemi to complete any Compulsory Acquisition or Subsequent Acquisition Transaction; or

(viii)	constituting a Material Adverse Effect;

(e)	there shall not have occurred or been threatened on or after the date of the Offers:

(i)	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange, automated quotation system or in the over-the-counter market in Canada or in the United States for the Zarlink Shares or Zarlink Debentures;

(ii)	any extraordinary or material adverse change in the financial markets or major stock exchanges in Canada or in the United States or in the market price of Zarlink Shares or Zarlink Debentures;

(iii)	any change in the general political, market, economic or financial conditions in Canada or in the United States that could, in the reasonable judgment of the Offeror, constitute a Material Adverse Effect;

(iv)	a declaration of a banking moratorium or any suspension of payments in respect of banks in Canada or in the United States;

(v)	a commencement of war or armed hostilities or other national or international calamity involving Canada or the United States; or

(vi)	in the case of any of the foregoing existing at the time of the commencement of the Offers, a material acceleration or worsening thereof;

(f)	the Offeror shall not have become aware of any adverse claims, impairments, rights, interests, limitations or other restrictions of any kind whatsoever not specifically and publicly disclosed by Zarlink prior to August 16, 2011, in respect of any of the properties, projects or other assets, including any rights, claims, licenses or permits of any nature whatsoever owned by Zarlink or any of its subsidiaries;

(g)	the Offeror shall have determined, in its reasonable discretion, that none of the following shall exist as of the Expiry Time or shall have occurred (and which has not been cured or waived), or is threatened:

(i)	any property, right, franchise, permit or licence of Zarlink or of any of its subsidiaries has been or may be impaired or otherwise adversely affected, whether as a result of the making of the Offers, taking up and paying for Zarlink Securities deposited pursuant to either or both of the Offers, the completion of a Compulsory Acquisition or Subsequent Acquisition Transaction or otherwise, on a basis which might materially reduce the expected economic value to the Offeror of the acquisition of Zarlink Securities or make it inadvisable for the Offeror to proceed with either or both of the Offers and/or with taking up and paying for Zarlink Securities deposited pursuant to either or both of the Offers; or

(ii)	any covenant, term or condition in any of the notes, bonds, mortgages, indentures, licences, leases, contracts, agreements or other instruments or obligations to which Zarlink or any of its subsidiaries is a party or to which they or any of their properties or assets are subject which would have a Material Adverse Effect on Zarlink and its subsidiaries taken as a whole as a result of the making of either or both of the Offers, that might materially reduce the expected economic value to the Offeror of the acquisition of Zarlink Securities or make it inadvisable for the Offeror to proceed with either or both of the Offers and/or taking up and paying for Zarlink Securities deposited pursuant to either or both of the Offers, and/or completing a Compulsory Acquisition or Subsequent Acquisition Transaction (including, but not limited to, any default, right of termination, acceleration, right of first refusal, pre-emptive right or other event that might ensue as a result of the Offeror taking up and paying for Zarlink Securities deposited pursuant to either or both of the Offers or completing a Compulsory Acquisition or Subsequent Acquisition Transaction);

(h)

the Offeror shall have determined, in its reasonable discretion, that there shall not have occurred any change, effect, event, circumstance, occurrence or state of facts, pending or threatened, since July 19, 2011, being the last day immediately before the Offeror’s announcement of the Proposal, that constitutes or may constitute a

Material Adverse Effect on Zarlink and its subsidiaries taken as a whole and the Offeror shall not have become aware of any change, effect, event, circumstance, occurrence or state of facts, pending or threatened, on or after August 16, 2011, that, in the reasonable discretion of the Offeror, constitutes or may constitute a Material Adverse Effect on Zarlink and its subsidiaries taken as a whole;

(i)	the Offeror shall not have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings prior to the date of the Offers in relation to all matters covered in earlier filings), in any document filed by or on behalf of Zarlink with any securities commission, stock exchange or similar securities regulatory authority in any of the provinces of Canada or in the United States or elsewhere, and Zarlink shall have publicly disclosed all material changes in relation to Zarlink which occurred prior to August 16, 2011 in a non-confidential material change report filed with the securities regulatory authorities in any of the provinces of Canada prior to August 16, 2011;

(j)	the Offeror shall have determined, in its reasonable discretion, that neither Zarlink, nor any of its its subsidiaries, nor any third party has taken or proposed to take any action or has failed to take any action, or has disclosed a previously undisclosed action or event (in each case other than an action or failure to take an action specifically and publicly disclosed by Zarlink prior to August 16, 2011), which might materially reduce the expected economic value to the Offeror of the acquisition of Zarlink Securities or make it inadvisable for the Offeror to proceed with either or both of the Offers and/or take up and pay for Zarlink Securities under either or both of the Offers and/or complete a Compulsory Acquisition or Subsequent Acquisition Transaction, including, without limitation:

(i)	any action or event with respect to any agreement, proposal, offer or understanding relating to any sale, disposition or other dealing with any of the assets of Zarlink or any of its subsidiaries (other than a sale, disposition or other dealing between Zarlink and any affiliate or subsidiary in the ordinary course of business consistent with past practice);

(ii)	any issuances of securities (other than in connection with the exercise of vested Zarlink Options or the conversion of Zarlink Debentures outstanding on the date hereof in accordance with their terms as publicly disclosed prior to the date hereof) or options or other rights to purchase securities;

(iii)	the payment of any Distributions;

(iv)	any incurrence of debt or material steps in furtherance thereof;

(v)	any acquisition from a third party of assets or securities of Zarlink or any of its subsidiaries (except in the ordinary course of business consistent with past practice);

(vi)	any take-over bid (other than the Offers), merger, amalgamation (other than between Zarlink and any wholly-owned subsidiary), statutory arrangement, recapitalization, reorganization, business combination, share exchange, joint venture or similar transaction involving Zarlink or any of its subsidiaries;

(vii)	entering into, modifying or terminating any agreements or arrangements of Zarlink or its subsidiaries with their respective directors, senior officers or employees, including, without limitation, employment, change in control, severance compensation or similar agreement;

(viii)	instituting, cancelling or modifying, or, except as may be required by any statute, rule or regulation, taking any action to institute, cancel or modify, any agreements, arrangements or plans to provide for increased or extended benefits to one or more employees, consultants or directors of Zarlink or any of its subsidiaries, whether or not as a result of or in connection with the transactions contemplated by the Offers;

(ix)	any acquisition or transaction causing a reduction in the number of, or authorizing or proposing the acquisition or other reduction in the number of, outstanding Zarlink Securities or other securities of Zarlink or any of its subsidiaries;

(x)

the waiving, releasing, granting, transferring or amending of any rights of material value under (A) any existing material contract in respect of any joint ventures or material properties, or (B) any other material license, lease, permit, authorization, contract, agreement, instrument or other document

(other than in the ordinary course of business and consistent with past practice and only if so doing would not constitute a Material Adverse Effect on Zarlink and its subsidiaries taken as a whole);

(xi)	any change to Zarlink’s constating corporate documents; or

(xii)	any proposal, plan, intention or agreement to do any of the foregoing.

The foregoing conditions are for the exclusive benefit of the Offeror and Microsemi and may be asserted by the Offeror at any time regardless of the circumstances (including any action or inaction by the Offeror or any of its affiliates) giving rise to any such condition. Each of the foregoing conditions is independent of and in addition to each other such condition. The Offeror may, in the Offeror’s sole discretion, waive any of the foregoing conditions, with respect to either or both the Offers (without waving the same condition or conditions to the other Offer), in whole or in part, at any time and from time to time, both before and after the Expiry Time, without prejudice to any other rights which the Offeror may have. The failure by the Offeror at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed to be an ongoing right that may be asserted at any time and from time to time by the Offeror. Any determination by the Offeror concerning any event or other matter described in the foregoing conditions will be final and binding on all parties.

Any waiver of a condition or the withdrawal of either of the Offers shall be effective upon written notice (or other communication confirmed in writing) being given by the Offeror to that effect to the Depositary at its principal office in Toronto, Ontario. The Offeror, forthwith after giving any such notice, will make a public announcement of such waiver or withdrawal and, to the extent required by applicable Laws, cause the Depositary as soon as is practicable thereafter to notify the Securityholders in the manner set forth under “Notice and Delivery” in Section 11 of the Offers. If either or both of the Offers is withdrawn, the Offeror shall not be obligated to take up, accept for payment or pay for any Zarlink Securities deposited under the relevant Offer, and the Depositary will promptly return all certificates for deposited Zarlink Securities and Letters of Transmittal, Notices of Guaranteed Delivery and related documents in its possession to the parties by whom they were deposited.

5.	EXTENSION, VARIATION OR CHANGE IN THE OFFERS

Each of the Offers is open for acceptance until the Expiry Time, unless withdrawn or the Offer Period is extended by the Offeror.

Subject as hereinafter described, the Offeror may, in its sole discretion, at any time and from time to time, while an Offer is open for acceptance, extend the Expiry Time for such Offer or vary such Offer by giving written notice (or other communication confirmed in writing) of such extension or variation to the Depositary at its principal office in Toronto, Ontario. Upon the giving of such notice or other communication extending the Expiry Time, the Expiry Time shall be, and be deemed to be, so extended. The Offeror, as soon as practicable thereafter, will cause the Depositary to provide a copy of the notice, in the manner set forth under Section 11 of the Offers, “Notice and Delivery”, to all registered holders of Zarlink Securities to whom an Offer is being made whose Zarlink Securities have not been taken up at the date of the extension or variation. The Offeror shall, as soon as practicable after giving notice of an extension or variation to the Depositary, make a public announcement of the extension or variation to the extent and in the manner required by applicable Laws. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto, Ontario.

Notwithstanding the foregoing but subject to applicable Laws, an Offer may not be extended by the Offeror if all of the terms and conditions of such Offer (other than those waived by the Offeror) have been fulfilled or complied with, unless the Offeror first takes up all Zarlink Securities then validly deposited under such Offer and not withdrawn.

Where the terms of an Offer are varied (except a variation consisting solely of the waiver of a condition and any extension of any of the Offers resulting from the waiver), the Offer Period for such Offer will not expire before ten (10) days after the notice of change or variation has been given to the securityholder to whom such Offer is being made, unless otherwise permitted by applicable Laws and subject to abridgement or elimination of that period pursuant to such orders as may be granted by Canadian courts and/or securities regulatory authorities.

If, at any time before the Expiry Time, or at any time after the Expiry Time but before the expiry of all rights of withdrawal with respect to the Offers, a change occurs in the information contained in the Offers or the Circular, as amended from time to time, or in any notice of change or notice of variation, that would reasonably be expected to affect the decision of Securityholders to accept or reject an Offer (other than a change that is not within the control of the Offeror or its associates or affiliates), the Offeror shall promptly give written notice of such change to the Depositary at its principal office in Toronto, Ontario and will cause the Depositary to provide as soon as practicable thereafter a copy of such notice in the manner set forth under Section 11 of the Offers, “Notice and Delivery”, to all Securityholders to whom the Offer is being made whose Zarlink Securities have not been taken up under such Offer at the date of the occurrence of the change, if required by applicable Laws. The Offeror will promptly make a public announcement of the change in information. Any notice of change in information will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto, Ontario.

During any such extension, or in the event of any variation or change in information, all Zarlink Securities previously deposited and not taken up or withdrawn will remain subject to the relevant Offer and may be accepted for purchase by the Offeror in accordance with the terms hereof, subject to the provisions set out under Section 8 of the Offers, “Right to Withdraw Deposited Zarlink”. An extension of the Expiry Time of an Offer, a variation of any Offer or a change in information contained in the Offers or the Circular does not, unless otherwise expressly stated, constitute a waiver by the Offeror of any of its rights set out under Section 4 of the Offers, “Conditions of the Offers”.

If the consideration being offered for the Zarlink Shares or the Zarlink Debentures is increased, the increased consideration will be paid to all depositing Shareholders or Debentureholders whose Zarlink Shares or Zarlink Debentures, as the case may be, are taken up under the relevant Offer, whether or not such Zarlink Shares or Zarlink Debentures were taken up before the increase. If the Offeror purchases Zarlink Shares or Zarlink Debentures other than pursuant to the Share Offer or the Debenture Offer during the period of time within which Zarlink Shares or Zarlink Debentures may be deposited pursuant to the relevant Offer, the Zarlink Shares or Zarlink Debentures, as the case may be, acquired other than pursuant to the Share Offer or the Debenture Offer shall be counted to determine whether the Deposit Minimum Condition has been fulfilled.

If, at any time during the Offer Period, (i) the SRP Rights are redeemed or the application of the Shareholder Rights Plan to the Offers is waived; (ii) a cease trade order or an injunction shall have been issued that has the effect of prohibiting or preventing the exercise of the SRP Rights or the issue of Zarlink Shares upon the exercise of the SRP Rights; (iii) a court of competent jurisdiction shall have ordered that the SRP Rights are illegal, of no force or effect or may not be exercised in relation to the Offers; (iv) the SRP Rights and/or the Shareholder Rights Plan shall otherwise have become or been held unexercisable or unenforceable in relation to the Zarlink Securities with respect to the Offers and any Compulsory Acquisition or Subsequent Acquisition Transaction; or (v) the Shareholder Rights Plan otherwise becomes inoperative for any reason, including by application of the rules of the TSX or vote of Shareholders, then the Offeror reserves the right to vary or amend any terms or conditions of the Offers which it, in its sole discretion, then deems advisable.

6.	TAKE UP OF AND PAYMENT FOR DEPOSITED ZARLINK SECURITIES

Upon the terms and subject to the conditions of the Offers (including but not limited to the conditions specified in Section 4 of the Offers, “Conditions of the Offers”), the Offeror will take up and pay for Zarlink Shares or Zarlink Debentures, as the case may be, duly and validly deposited pursuant to the relevant Offer in accordance with the terms hereof and not withdrawn pursuant to Section 8 of the Offers, “Right to Withdraw Deposited Zarlink Securities”, as soon as reasonably possible and in any event not later than ten (10) days after the Expiry Time of the relevant Offer. Any Zarlink Shares or Zarlink Debentures taken up will be paid for as soon as possible, and in any event not later than three (3) Business Days following the time at which such Zarlink Shares or Zarlink Debentures are taken up under the Share Offer or the Debenture Offer, as the case may be. Any Zarlink Shares or Zarlink Debentures deposited pursuant to the Share Offer or the Debenture Offer, as the case may be, after the first date on which Zarlink Shares or Zarlink Debentures have been taken up and paid for by the Offeror will be taken up and paid for within ten (10) days of such deposit. No Zarlink Shares or Zarlink Debentures shall be taken up or paid for prior to the Expiry Time of the relevant Offer.

For the purposes of the Offers, the Offeror will be deemed to have taken up and accepted for payment Zarlink Shares or Zarlink Debentures validly deposited under the Share Offer or the Debenture Offer, as the case may be, and not withdrawn if, as and when the Offeror gives written notice to the Depositary, at its principal office in Toronto, Ontario, to that effect and as required by applicable Laws. The Offeror reserves the right, in its sole discretion, to delay taking up or paying for any Zarlink Shares or Zarlink Debentures or to terminate the Share Offer or the Debenture Offer and not take up or pay for any Zarlink Shares or Zarlink Debentures if any condition specified under Section 4 of the Offers, “Conditions of the Offers”, is not satisfied or waived (to the extent such waiver is permitted in the conditions) by the Offeror. The Offeror also expressly reserves the right, in its sole discretion, and notwithstanding any other conditions of either of the Offers, to delay taking up and paying for Zarlink Shares or Zarlink Debentures to comply in whole or in part with applicable Laws. The Offeror will not, however, take up and pay for any Zarlink Shares or Zarlink Debentures deposited under the Share Offer or the Debenture Offer, as the case may be, unless it simultaneously takes up and pays for all Zarlink Shares or Zarlink Debentures then validly deposited under such Offer.

The Offeror will pay for Zarlink Shares or Zarlink Debentures validly deposited under the Share Offer or the Debenture Offer, as the case may be, and not withdrawn by providing the Depositary with sufficient funds (by bank transfer or other means satisfactory to the Depositary). The Depositary will act as the agent of persons who have deposited Zarlink Shares or Zarlink Debentures in acceptance of any of the Share Offer or the Debenture Offer, as the case may be, for the purposes of receiving payment from the Offeror and transmitting such payment to such persons. Receipt of payment by the Depositary will be deemed to constitute receipt of payment by persons depositing Zarlink Shares or Zarlink Debentures. Except for accrued and unpaid interest to be paid to Debentureholders pursuant to the Debenture Offer as described in Section 1 of the Offers, “The Offers”, under no circumstances will interest accrue or be paid by the Offeror or the Depositary on the purchase price of the Zarlink Shares or Zarlink Debentures purchased by the Offeror, regardless of any delay in making such payment.

Settlement with each Shareholder who has validly deposited and not withdrawn Zarlink Shares under the Share Offer will be effected by the Depositary by forwarding a cheque, payable in Canadian funds, representing the cash payment for such securities to which such Shareholder is entitled. Unless otherwise directed in the Letter of Transmittal, any such cheque will be issued in the name of the registered holder of Zarlink Shares so deposited. Unless the person who deposits Zarlink Shares instructs the Depositary to hold such cheque for pick-up by checking the appropriate box in the Letter of Transmittal, such cheque will be forwarded by first class mail to such person at the address specified in the Letter of Transmittal. If no address is specified therein, such cheque will be forwarded to the address of the holder as shown on the share register maintained by Zarlink or Zarlink’s transfer agent. Cheques mailed in accordance with this paragraph will be deemed to have been delivered upon the date of mailing.

Depositing Securityholders will not be obliged to pay brokerage fees or commissions if they accept the Offers by depositing their Zarlink Securities directly with the Depositary.

Settlement with Debentureholders who have deposited Zarlink Debentures under the Debenture Offer will be effected by CDS forwarding to CDS Participants, on behalf of each such depositing Debentureholder, a cheque representing the consideration to which the depositing Debentureholder is entitled. Depositing Debentureholders will not be obligated to pay brokerage fees or commissions if they accept the Debenture Offer.

7.	RETURN OF DEPOSITED ZARLINK SECURITIES

If, for any reason, any deposited Zarlink Securities are not taken up and paid for pursuant to the terms and conditions of the Offers, certificates for Zarlink Securities that are not purchased and any other relevant documents will be returned, at the expense of the Offeror, to the depositing Shareholder and, in the case of Zarlink Debentures, to CDS on behalf of the depositing Debentureholder, as soon as practicable after the Expiry Time or withdrawal or early termination of an Offer.

Certificates and other relevant documents will be forwarded by first class mail in the name of and to the address specified by the Securityholder in the Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the Securityholder registers maintained by or on behalf of Zarlink.

8.	RIGHT TO WITHDRAW DEPOSITED ZARLINK SECURITIES

Except as otherwise provided in this Section 8, all deposits of Zarlink Securities pursuant to the Offers are irrevocable. Unless otherwise required or permitted by applicable Laws, any Zarlink Securities deposited in acceptance of an Offer may be withdrawn at the place of deposit by or on behalf of the depositing Securityholder:

(a)	at any time when the Zarlink Securities have not been taken up by the Offeror under such Offer;

(b)	if the Zarlink Securities have not been paid for by the Offeror within three (3) Business Days after having been taken up; or

(c)	at any time before the expiration of ten (10) days from the date upon which either:

(i)	a notice of change relating to a change which has occurred in the information contained in such Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Securityholder to accept or reject such Offer (other than a change that is not within the control of the Offeror or an affiliate of the Offeror), in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of such Offer; or

(ii)	a notice of variation concerning a variation in the terms of such Offer (other than a variation consisting solely of an increase in the consideration offered where the Expiry Time is not extended for more than 10 days), is mailed, delivered or otherwise properly communicated (subject to abridgement of that period pursuant to such order or orders as may be granted by applicable courts or securities regulatory authorities) but only if such deposited Zarlink Securities have not been taken up by the Offeror at the date of the notice.

If the Offeror waives any terms or conditions of an Offer and extends such Offer in circumstances where the rights of withdrawal in above Section 8(c), “Right to Withdraw Deposited Zarlink”, are applicable, such Offer shall be extended without the Offeror first taking up the Zarlink Securities which are subject to the rights of withdrawal.

Withdrawals of Zarlink Securities deposited pursuant to the Offers must be effected by written notice of withdrawal made by or on behalf of the depositing Securityholder and must be actually received by the Depositary at the place of deposit of the applicable Zarlink Securities within the time limits indicated above, and will be effective upon actual receipt by the Depositary. Notices of withdrawal: (i) must be made by a method, including manually signed facsimile transmission, that provides the Depositary with a written or printed copy; (ii) must be signed by or on behalf of the person who signed the Letter of Transmittal (or Notice of Guaranteed Delivery) accompanying the Zarlink Securities which are to be withdrawn; and (iii) must specify such person’s name, the number of Zarlink Securities to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the applicable Zarlink Securities to be withdrawn. Any signature in a notice of withdrawal must be guaranteed by an Eligible Institution in the same manner as in a Letter of Transmittal (as described in the instructions and rules set out therein), except in the case of Zarlink Securities deposited for the account of an Eligible Institution. The withdrawal will take effect upon actual physical receipt by the Depositary of the properly completed and signed written notice of withdrawal. Debentureholders who wish to withdraw Zarlink Debentures under the Debenture Offer should immediately contact the Intermediary through which their Zarlink Debentures are held in order to take the necessary steps to be able to withdraw such Zarlink Debentures from the Debenture Offer. Intermediaries should contact CDS with respect to the withdrawal of Zarlink Debentures from the Debenture Offer.

If Securities have been deposited pursuant to the procedures for book-entry transfer, such notice of withdrawal must also specify the name and number of the account at CDS to be credited with the withdrawn Zarlink Securities or otherwise comply with the procedures of CDS. CDS or an Intermediary may set deadlines for the withdrawal of Securities deposited to an Offer that are earlier than those specified above. Securityholders should contact their Intermediary for assistance.

All questions as to the validity (including timely receipt) and form of notices of withdrawal will be determined by the Offeror in its sole discretion, and such determination will be final and binding. There will be no obligation on the Offeror, the Depositary or any other person to give any notice of any defects or irregularities in any withdrawal and no liability will be incurred by any of them for failure to give any such notice.

If the Offeror is delayed in taking up or paying for Zarlink Securities or is unable to take up and pay for Zarlink Securities, then, without prejudice to the Offeror’s other rights, Zarlink Securities deposited under an Offer may be retained by the Depositary on behalf of the Offeror and such Zarlink Security may not be withdrawn except to the extent that depositing Securityholders are entitled to withdrawal rights as set forth in this Section 8 or pursuant to applicable Laws.

Any Zarlink Securities withdrawn will be deemed to be not validly deposited for the purposes of an Offer, but may be redeposited subsequently at or prior to the Expiry Time by following the procedures described under Section 3 of the Offers, “Manner of Acceptance”.

In addition to the foregoing rights of withdrawal, Securityholders in certain provinces of Canada are entitled to statutory rights of rescission in certain circumstances. See Section 22 of the Circular, “Statutory Rights”.

9.	MAIL SERVICE INTERRUPTION

Notwithstanding the provisions of the Offers, the Circular, the Letters of Transmittal or the Notice of Guaranteed Delivery, cheques and any other relevant documents will not be mailed if the Offeror determines that delivery thereof by mail may be delayed. Persons entitled to cheques and any other relevant documents that are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary to which the Zarlink Securities were deposited until such time as the Offeror has determined that delivery by mail will no longer be delayed. Notwithstanding the provisions set out under Section 6 of the Offers, “Take up of and Payment for Deposited Zarlink Securities”, cheques and any other relevant documents not mailed for the foregoing reason will be conclusively deemed to have been delivered upon being made available for delivery to the depositing Securityholder at the appropriate office of the Depositary. Notice of any determination regarding mail service delay or interruption made by the Offeror will be given in accordance with the provisions set out under Section 11 of the Offers, “Notice and Delivery”.

10.	DIVIDENDS AND DISTRIBUTIONS; LIENS

If, on or after the date of the Offers, Zarlink should divide, combine, reclassify, consolidate, convert or otherwise change any of the Zarlink Securities or its capitalization, or the terms of the Zarlink Debentures or shall disclose that it has taken or intends to take any such action, the Offeror may, in its sole discretion and without prejudice to its rights under Section 4 of this Offers, “Conditions of the Offers”, make such adjustments as it considers appropriate to the purchase price and the other terms and conditions of the Offers (including, without limitation, the type of securities offered to be purchased and the amounts payable therefor) to reflect that division, combination, reclassification, consolidation, conversion or other change.

Zarlink Securities acquired pursuant to the Offers shall be transferred by the Securityholder and acquired by the Offeror free and clear of all liens, charges, encumbrances, claims, equities and rights of others and together with all rights and benefits arising therefrom, including, without limitation, the right to any and all dividends, distributions, payments, securities, rights, assets or other interest (including the SRP Rights) which may be declared, paid, issued, distributed, made or transferred after the date of the Offers, on or in respect of Zarlink Securities, other than a regularly scheduled interest payment in respect of the Zarlink Debentures due on any Interest Payment Date (as such term is defined in Zarlink Debenture Indenture) pursuant to the terms of the Zarlink Debenture Indenture (each a “Scheduled Interest Payment”).

If, on or after the date of the Offers, Zarlink should declare, set aside or pay any dividend, or pay any interest, declare, make or pay any other distribution or payment on, or declare, allot, reserve or issue, any securities, rights or other interests with respect to any Zarlink Securities that is or are payable or distributable to Securityholders on a record date that is prior to the date of transfer into the name of the Offeror or its nominee or transferee on the register maintained by Zarlink or its agent of such Zarlink Securities following acceptance thereof for purchase pursuant to the Offers, other than a Scheduled Interest Payment, then (i) in the case of any such cash dividend, distribution or payment, the amount of the dividend distribution or payment (other than a Scheduled Interest Payment) shall be received and held by the depositing Securityholder for the account of the Offeror until the Offeror pays for such Zarlink Securities, and to the extent that such dividend, distribution or payment does not exceed the purchase price per Zarlink Security payable in cash by the Offeror pursuant to the Offers, the purchase price per Zarlink Security payable by the Offeror pursuant to the Offers in cash will be reduced by the amount of any such dividend, distribution or payment, and (ii) in the case of any such cash dividend, distribution or payment that exceeds the purchase price per Zarlink Security payable in cash by the Offeror pursuant to the Offers, or in the case of any non-cash dividend, distribution, payment, right or interest, the whole of any such dividend, distribution, payment, right or other interest, will be received and held by the depositing Securityholder for the account of the Offeror and shall be required to be promptly remitted and transferred by the depositing Securityholder to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as the owner of any such dividend, distribution, payment, right or other interest and may withhold the entire purchase price payable by the Offeror pursuant to the Offers or deduct from the consideration payable by the Offeror pursuant to the Offers the amount or value thereof, as determined by the Offeror in its sole discretion. The declaration or payment of any such dividend or distribution may have tax consequences not discussed under Section 16 of the Circular, “Certain Canadian Federal Income Tax Considerations”.

11.	NOTICE AND DELIVERY

Except as otherwise provided in the Offers and without limiting any other lawful means of giving notice, any notice that the Offeror or the Depositary may give or cause to be given under either of the Offers will be deemed to have been properly given if it is mailed by first class mail, postage prepaid to the registered holders of Zarlink Securities at their respective addresses appearing in the securities registers maintained by Zarlink or its agent and, unless otherwise specified by applicable Laws, will be deemed to have been received on the first Business Day following mailing. These provisions apply notwithstanding any accidental omission to give notice to any one or more Securityholders and notwithstanding any interruption of mail services in Canada or in the United States following mailing.

If mail service is interrupted following mailing, the Offeror intends to make reasonable efforts to disseminate the notice by other means, such as publication. Subject to applicable Laws, if post offices in Canada or in the United States are not open for the deposit of mail, any notice which the Offeror or the Depositary may give or cause to be given under the Offers will be deemed to have been properly given and to have been received by Securityholders if it is published once in the National Edition of The Globe and Mail or The National Post, and La Presse or with respect to the United States, once in the New York Times or the Wall Street Journal.

The Offers, the Circular, the Letters of Transmittal and the Notice of Guaranteed Delivery will be mailed to registered holders of Zarlink Securities (and to registered holders of securities exercisable for or convertible into Zarlink Securities, including without limitation, Zarlink Options) by first class mail, postage prepaid or made in such other manner as is permitted by applicable regulatory authorities and will be furnished by the Offeror to brokers, investment advisors, banks and similar persons whose names, or the names of whose nominees, appear in the register maintained by the transfer agent and registrar on behalf of Zarlink in respect of the Zarlink Securities or, if security position listings are available, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to the beneficial owners of Zarlink Securities (and securities exercisable or convertible into Zarlink Shares) where such listings are received.

Wherever the Offers call for documents to be delivered to the Depositary, those documents will not be considered delivered unless and until they have been physically received at an address listed for the Depositary in the Letters of Transmittal or the Notice of Guaranteed Delivery, as applicable. Wherever the Offers call for documents to be delivered to a particular office of the Depositary, those documents will not be considered delivered unless and until they have been physically received at the particular office at the address listed in the Letters of Transmittal or the Notice of Guaranteed Delivery, as applicable.

12.	MARKET PURCHASES

As of the date hereof, the Offeror does not intend to acquire, or make or enter into any agreement, commitment or understanding to acquire, beneficial ownership of any Zarlink Securities (other than under the terms of the Offers). However, the intention of the Offeror to make purchases may change following the date of the Offers, in which case the Offeror may acquire or cause an affiliate to acquire Zarlink Securities following the third business day after the date of the Offers and before the Expiry Time in accordance with section 2.2(3) of MI 62-104 and section 2.1 of OSC Rule 62-504 and any other applicable Laws, which require that: (a) such intention be stated in a news release issued and filed at least one business day prior to making such purchases; (b) the aggregate number of Zarlink Securities beneficially acquired does not exceed 5% of the outstanding Zarlink Securities as of the date of the Offers, calculated in accordance with applicable Laws; (c) the purchases are made in the normal course on a published market; (d) the Offeror issues and files a news release containing the information required under applicable Laws immediately after the close of business of the published market on each day on which Zarlink Securities have been purchased; and (e) the broker involved in such trades provides only customary broker services and receives only customary fees or commissions, and no solicitation is made by the Offeror, the seller or their agents.

Purchases pursuant to section 2.2(3) of MI 62-104 or section 2.1 of OSC Rule 62-504 shall be counted in any determination as to whether the Deposit Minimum Condition has been fulfilled.

Although the Offeror has no present intention to sell Zarlink Securities taken up under the Offers, the Offeror reserves the right to make or enter into agreements, commitments or understandings at or prior to the Expiry Time to sell any of such Zarlink Securities after the Expiry Time, subject to applicable Laws and to compliance with section 2.7(2) of MI 62-104 or section 93.4(2) of the OSA, as applicable, and the U.S. Exchange Act and the rules promulgated thereunder.

13.	OTHER TERMS OF THE OFFERS

(a)	The Offers and all contracts resulting from acceptance thereof shall be governed by and construed in accordance with the Laws of the Province of Ontario and the federal Laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offers unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario and all courts competent to hear appeals therefrom.

(b)	The Offeror reserves the right to transfer to one or more affiliates of the Offeror the right to purchase all or any portion of the Zarlink Securities deposited pursuant to the Offers, but any such transfer will not relieve the Offeror of its obligations under the Offers and will in no way prejudice the rights of persons depositing Zarlink Securities to receive payment for Zarlink Securities validly deposited and accepted for payment under the Offers.

(c)	In any jurisdiction in which the Offers are required to be made by a licensed broker or dealer, the Offers shall be made on behalf of the Offeror by brokers or dealers licensed under the Laws of such jurisdiction.

(d)	No broker, dealer or other person (including the Depositary or the Information Agent) has been authorized to give any information or make any representation on behalf of the Offeror not contained herein or in the accompanying Circular, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer or other person shall be deemed to be the agent of the Offeror, the Depositary or the Information Agent for the purposes of the Offers.

(e)	The provisions of the Glossary, the Summary, the Circular, the Letters of Transmittal and the Notice of Guaranteed Delivery accompanying the Offers, including the instructions contained therein, as applicable, form part of the terms and conditions of the Offers.

(f)	The Offeror, in its sole discretion, shall be entitled to make a final and binding determination of all questions relating to the interpretation of the terms and conditions of any of the Offers (including, without limitation, the satisfaction of the conditions of any of the Offers), the Circular, the Letters of Transmittal and the Notice of Guaranteed Delivery, the validity of any acceptance of any of the Offers and the validity of any withdrawals of Zarlink Securities.

(g)	The Offers and Circular do not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offers are not being made to, nor will deposits be accepted from or on behalf of, Securityholders residing in any jurisdiction in which the making or the acceptance of any of the Offers would not be in compliance with the Laws of such jurisdiction. However, the Offeror may, in the Offeror’s sole discretion, take such action as the Offeror may deem necessary to make any of the Offers in any jurisdiction and extend any of the Offers to Securityholders in any such jurisdiction.

The Offers and the accompanying Circular together constitute the take-over bid circular required under the CBCA and Canadian securities legislation with respect to the Offers. Securityholders are urged to refer to the accompanying Circular for additional information relating to the Offers.

DATED: August 17, 2011

0916753 B.C. ULC

(Signed) JAMES J. PETERSON

President and Chief Executive

Officer

CIRCULAR

This Circular is furnished in connection with the accompanying Offers dated August 17, 2011 by the Offeror to purchase (i) all the issued and outstanding Zarlink Shares, including associated SRP Rights, which includes any Zarlink Shares that become issued and outstanding on the exercise of Zarlink Options, Zarlink Debentures, securities convertible into Zarlink Shares or other rights to acquire Zarlink Shares (other than SRP Rights), and (ii) all the outstanding Zarlink Debentures. Securityholders should refer to the Offers for details of the terms and conditions, including details as to payment and withdrawal rights. The terms and provisions of the Offers, Letters of Transmittal and Notice of Guaranteed Delivery are incorporated into and form part of this Circular. Terms used in the Offers and the Glossary and not otherwise defined in this Circular shall have the respective meanings given thereto in the Offers and the Glossary unless the context requires otherwise.

The information concerning Zarlink contained in the Offers and this Circular has been taken from or is based upon publicly available information and records on file with Canadian securities regulatory authorities and other public sources. Although the Offeror has no knowledge that would indicate that any of the statements contained herein and taken from or based on such information are untrue or incomplete, it does not assume any responsibility for the accuracy or completeness of such information, or for any failure by Zarlink to disclose events or facts that may have occurred or that may affect the significance or accuracy of any such information and that are unknown to the Offeror.

1.	THE OFFEROR AND MICROSEMI

The Offeror was incorporated on July 28, 2011 under the laws of British Columbia and is an indirect wholly-owned subsidiary of Microsemi. The Offeror was formed for the purpose of making the Offers and has not carried on any business prior to the date hereof, other than in respect of the Offers. The Offeror’s registered office and records office is located at Suite 1700, Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8, Canada.

Microsemi was incorporated in 1960 under the laws of the State of Delaware. Its head office and principal place of business is located at One Enterprise, Aliso Viejo, California, 92656, United States.

Microsemi is a designer, manufacturer and marketer of high performance analog and mixed-signal integrated circuits and high-reliability semiconductors. The principal end markets that it serves include security & defense, aerospace, enterprise & commercial and industrial & alternative energy. At the time of the Offers, Microsemi has beneficial ownership of, or exercise control or direction over, 100 Zarlink Shares, representing less than 0.00001% of the issued and outstanding Zarlink Shares.

Microsemi’s common shares are traded on the NASDAQ Stock Market under the symbol “MSCC”. Microsemi is a reporting issuer in the United States under the U.S. Exchange Act and files its continuous disclosure documents with the SEC, which are available at www.sec.gov and at the Offeror’s website at www.microsemi.com.

2.	ZARLINK SEMICONDUCTOR INC.

Zarlink’s public disclosure indicates that it is an international semiconductor supplier. Zarlink’s principal business activities include the design, manufacture and distribution of microelectronic components for the communications and medical industries. The principal markets for its products are the Asia Pacific region, Europe and the United States. Zarlink operates facilities in Ottawa (Canada), Austin (Texas, United States), Caldicot (United Kingdom), Järfälla (Sweden) and in 12 others emplacements in the U.S., United Kingdom, Europe and the Asia Pacific region.

The Zarlink Shares are listed and posted for trading on the TSX under the symbol “ZL” and trade on the OTCBB under the symbol “ZARLF”. The Zarlink Debentures are listed and posted on the TSX under the symbol “ZL.DB”.

Zarlink is a corporation organized under the CBCA and has its principal office at 400 March Road, Ottawa, Ontario, Canada, K2K 3H4.

3.	BACKGROUND TO THE OFFERS

Between the months of October and December 2010, Steven Litchfield, Microsemi’s Chief Strategy Officer, and members of his team spoke with Zarlink’s Chief Technology and Marketing Officer and members of his team regarding a number of potential strategic alliances between the companies, including potential alliances involving medical products of Microsemi and Zarlink as well as Microsemi’s power-over-ethernet technology as it relates to Zarlink’s Home Gateway technologies. Confidential Information was not exchanged and no business alliance was formed.

In April 2011, Mr. Kirk Mandy, Zarlink’s then Chief Executive Officer, introduced Zarlink’s Chairman, Dr. Adam Chowaniec, via email correspondence to Microsemi’s Chief Executive Officer, James Peterson.

Messrs. Peterson and Litchfield made numerous attempts to schedule a meeting with Zalink’s Chairman and executive officers during the months of April and May 2011 to discuss the potential acquisition of Zarlink. Zarlink declined all meeting requests and refused to discuss a possible sale of the Company to Microsemi.

On May 20, 2011, Microsemi submitted a non-binding letter of intent to Zarlink’s Board of Directors pursuant to which it expressed its interest in acquiring Zarlink at a price of $3.00 in cash per Zarlink Share. Between May 20 and May 23, 2011, Microsemi reached out to Zarlink in an attempt to schedule a call to discuss its letter of intent. On May 26, 2011, Renato Pontello, Zarlink’s General Counsel, acknowledged receipt of Microsemi’s expression of interest and advised Microsemi that Zarlink was reviewing the proposal with its external financial and legal advisors.

On May 31, 2011, Microsemi sent a second letter to Zarlink’s Board of Directors requesting a response from Zarlink to its May 20, 2011 letter of intent by the close of business on June 2, 2011. Three days later, on June 3, 2011, Zarlink responded to Microsemi and requested additional time to complete its review and assessment of Microsemi’s proposal. Further to this response, Mr. Peterson, reached out to Dr. Adam Chowaniek and Renato Pontello in order to obtain a more precise timetable.

On June 14, 2011, Microsemi expressed its continued interest in Zarlink and its willingness to increase the proposed consideration for Zarlink’s Shares should additional value be found during a due diligence process. Microsemi further continued to request a meeting with Zarlink at any location of Zarlink’s choice. Two days later, on June 16, 2011, Zarlink’s Board of Directors unanimously rejected Microsemi’s expression of interest.

On June, 17, 2011, Microsemi submitted a revised proposal to acquire Zarlink at a price ranging between $3.25 and $3.55 in cash per Zarlink Share. On June 24, 2011, Zarlink’s Board of Directors again unanimously rejected Microsemi’s proposal.

During the period from June 26, 2011 to July 14, 2011, Zarlink rejected all of Microsemi’s requests for a meeting.

On July 20, 2011, Microsemi announced that it had made a proposal to acquire all of the issued and outstanding Zarlink Shares at a price of $3.35 per Zarlink Share. That same day, a press release was issued by Zarlink acknowledging receipt of Microsemi’s proposal. On July 22, 2011, Zarlink issued a press release announcing that Zarlink’s Board of Directors had initiated a process to review a range of strategic alternatives available to Zarlink for enhancing shareholder value.

On July 25, 2011, Zarlink issued a news release announcing that Zarlink’s Board of Directors had adopted a shareholder rights plan. See Section 14 of this Circular, “Shareholder Rights Plan” for a description of the Shareholder Rights Plan.

Between July 22 and August 11, 2011, Microsemi and Zarlink attempted to negotiate the terms upon which Microsemi would be granted access to confidential information regarding Zarlink. Regrettably, Zarlink insisted that in order to participate in the process Microsemi would be required to execute a standstill agreement which would have precluded Microsemi from making these Offers. Feeling compelled to make the Offers available directly to Zarlink Shareholders and Debentureholders, Microsemi refused to execute the requested standstill agreement.

On August 17, 2011, the Offeror formally commenced the Offers.

4.	PURPOSE OF THE OFFERS

The purpose of the Offers is to enable the Offeror to acquire ownership of all of the outstanding Zarlink Securities that it does not currently beneficially own, or over which it does not exercise control or direction, directly or indirectly, including Zarlink Shares which may become outstanding on the exercise, conversion or exchange of Zarlink Options,

Zarlink Debentures, securities convertible into Zarlink Shares or other rights to purchase Zarlink Shares (other than SRP Rights). If the Offeror takes up and pays for the Zarlink Shares validly deposited under the Share Offer, the Offeror currently intends to exercise its statutory right to acquire, to the extent permitted, all of the Zarlink Shares not deposited under the Share Offer or, if such statutory right of acquisition is not available, the Offeror currently intends to cause a meeting of Shareholders to be called to consider a statutory arrangement, amalgamation, consolidation, corporate reorganization or other transaction that may constitute a “business combination” under MI 61-101 for the purpose of enabling the Offeror or an affiliate of the Offeror to acquire all of the Zarlink Shares not deposited under the Offers. The exact timing and details of a Compulsory Acquisition or Subsequent Acquisition Transaction involving Zarlink will necessarily depend upon a variety of factors, including the number of Zarlink Shares acquired pursuant to the Offers.

It is the Offeror’s current intention to take up and pay for Zarlink Debentures deposited to the Debenture Offer only if it takes up and pays for Zarlink Shares deposited under the Share Offer. In that event, the Offeror currently intends to take up and pay for the Zarlink Debentures deposited under the Debenture Offer and to cause Zarlink either to redeem all of the Zarlink Debentures that were not deposited to the Debenture Offer in accordance with the terms of the Zarlink Debenture Indenture for their principal amount plus accrued but unpaid interest on or after September 30, 2011 or, if more than 90% of the aggregate principal amount of the Zarlink Debentures have been deposited, to acquire the remaining Zarlink Debentures pursuant to a compulsory acquisition (if such right is available) in accordance with the terms of the Zarlink Debenture Indenture, unless the Offeror elects not to pursue such right.

See Section 15 of the Circular, “Acquisition of Zarlink Securities not Deposited under the Offers”.

5.	PLANS FOR ZARLINK

The Offeror has had an opportunity to review only public information filed with Canadian securities regulatory authorities and other public sources with respect to the operations of Zarlink. As a result, the Offeror’s plans for Zarlink are of a general nature and may change when more information becomes available.

Promptly upon acquiring at least a majority of the outstanding Zarlink Shares, the Offeror will be entitled to requisition a meeting of the Securityholders at which the Offeror may remove the current members of the Zarlink Board of Directors and elect as directors individuals nominated by it. The Offeror intends to take such action unless the members of the Zarlink Board of Directors then in office promptly resign and the Offeror’s designees are appointed to replace them.

Except as described in the Offers or in the Circular or as part of a Subsequent Acquisition Transaction or subsequent internal amalgamation or reorganization, the Offeror has no current plans or proposals which would relate to or result in any material changes in the affairs of Zarlink, including any proposal to liquidate Zarlink, to sell, lease or exchange all or a substantial part of its assets, to amalgamate it with any other business organization or to make any material change in its business. In order to grow Zarlink’s market-position and further develop its technologies, the Offeror intends to capture the benefits of scale and synergies resulting from the transaction by, inter alia, removing certain management personnel whose services will no longer be required.

If permitted by applicable Laws, subject to completion of the Offers, the Offeror currently intends that, if all of the issued and outstanding Zarlink Securities are acquired as a result of the Offers or any Compulsory Acquisition or Subsequent Acquisition Transaction, or as a result of a redemption of any Zarlink Debentures not deposited to the Debenture Offer pursuant to Zarlink Debenture Indenture, the Zarlink Securities would be delisted from the TSX and, subject to applicable securities laws in provinces where Zarlink is a reporting issuer, Zarlink would cease to be a reporting issuer in such provinces. In addition, if there are fewer than 300 holders of record of Zarlink Shares, the Offeror intends to deregister the Zarlink Shares from the U.S. Exchange Act, as described in Section 12 of the Circular, “Effect of the Offers on Market and Listings”.

6.	SOURCE OF FUNDS

The total amount of funds required by the Offeror to consummate the Offers and any Compulsory Acquisition or Subsequent Acquisition Transaction, including to pay for Zarlink Shares issued as a result of the exercise or conversion of Zarlink Options or Zarlink Debentures, and related fees and expenses, is estimated to be approximately $550 million.

On July 20, 2011, Microsemi entered into a commitment letter (the “Commitment Letter”) with Morgan Stanley Senior Funding, Inc. (“MSSF”) wherein MSSF has made commitments to provide an incremental term facility (the “Incremental Facility”) in connection with Microsemi’s existing credit facilities or refinance Microsemi’s existing credit facilities (the “Refinancing Facilities”) with the result that, in each case, Microsemi would have an additional approximately US$425 million (the “Additional Facility”) available to finance a portion of the Offers and any subsequent acquisition (including a Compulsory Acquisition or any Subsequent Acquisition Transaction), as well as payments to the holders of Zarlink Options along with the payment of fees, costs and expenses relating thereto. Microsemi’s cash on hand would be used to finance the balance of the required funds.

The Incremental Facility would be implemented by way of an amendment to Microsemi’s existing credit agreement (the “Incremental Amendment Documentation”) while the Refinancing Facilities would be the subject of negotiated loan documentation (the “Refinancing Loan Documentation”), with all such documentation being in customary form and substance reflecting the terms and conditions set forth in the Commitment Letter and other terms not inconsistent therewith that are mutually agreed to by the parties.

The ability to draw down under the Additional Facility is subject to certain conditions being met on the date of drawdown. These include, among other things: (a) all conditions to the consummation of the Offers having been met without any amendment, variation or waiver (or otherwise being treated as satisfied in circumstances where they have not been satisfied) which is materially adverse to the interests of the lenders and MSSF without the prior written consent of the administrative agent and MSSF (which consent can not be unreasonably withheld, delayed or conditioned); (b) execution of the Incremental Amendment Documentation or the Refinancing Loan Documentation, as the case may be; (c) the accuracy and completeness of certain material representations required to be made or repeated in respect of Microsemi and its existing subsidiaries; (d) the absence of an event which constitutes a Material Adverse Effect; and (e) receipt of all material governmental and third party consents and approvals required to be obtained by Microsemi and its existing subsidiaries for the Offers to be consummated. The Offeror and Microsemi believe that the possibility is remote that the conditions to the drawing under the Additional Facility that are in addition to the conditions of the Offers will not be satisfied. The Offeror and Microsemi have neither sought nor made alternative financing arrangements should the Additional Facility not be available to Microsemi.

The Offers are not subject to any financing condition. The Offeror believes that Microsemi’s financial condition is not material to a decision by a Securityholder whether to deposit the Zarlink Securities under the Offers because: (a) cash is the only consideration that will be paid to Securityholders in connection with the Offers; (b) the Offeror is offering to purchase all of the outstanding Zarlink Securities in the Offers; and (c) Microsemi has entered into the Commitment Letter and, as a result, the Offeror will have access to sufficient funds to fund the total amount required to consummate the Offers and a Compulsory Acquisition or any Subsequent Acquisition Transaction, including related fees and expenses and any amounts that Zarlink might be required to prepay under its existing financing as a result thereof, as well as to the holders of Zarlink Options.

7.	OWNERSHIP OF AND TRADING IN SECURITIES OF ZARLINK

On July 8, 2011, Microsemi purchased 100 Zarlink Shares on the TSX for an average price of $2.43 per Zarlink Share (excluding commission). This represents 0.00001% of the outstanding Zarlink Shares on August 16, 2011. The specific details of the purchases are as follows:

Date of Purchase or Sale	Purchaser or Seller	Description of Security	Nature of Transaction and Number of Securities	Price of Security
July 8, 2011	Purchaser	Zarlink Shares	Purchase of 100 Zarlink Shares Over the TSX	$2.43

Except as set forth above, none of the Offeror or Microsemi, any of their directors and officers, any associates or affiliate of an insider, any insider of the Offeror or Microsemi (other than a director or officer of the Offeror) or any person acting jointly or in concert with the Offeror, beneficially owns or exercises control or direction over any of the securities of Zarlink.

Except as set forth above, neither the Offeror nor any of the persons referred to above has traded in any securities of Zarlink during the six months preceding the date hereof.

8.	COMMITMENTS TO ACQUIRE SECURITIES OF ZARLINK

Neither the Offeror or Microsemi nor, to the knowledge of the Offeror and Microsemi, after reasonable enquiry, any of the directors and officers of the Offeror or Microsemi, any of their associates or affiliates (as such terms are defined in Part XX of the OSA or MI 62-104) of an insider of the Offeror or Microsemi, any insider of the Offeror or Microsemi or any person or company acting jointly or in concert with the Offeror or Microsemi, has entered into any agreements, commitments or understandings to acquire any securities of Zarlink, except pursuant to the Offers.

9.	AGREEMENTS, COMMITMENTS OR UNDERSTANDINGS

There are no agreements, commitments or understandings made or proposed to be made between the Offeror or Microsemi and any of the directors or officers of Zarlink, including for any payment or other benefit proposed to be made or given by way of compensation for loss of office or their remaining in or retiring from office if any of the Offers is successful.

There are no agreements between the Offeror or Microsemi and a Securityholder that have the effect of providing a Securityholder with consideration of greater value than that offered under any of the Offers.

Other than the Shareholder Rights Plan described under Section 14 of this Circular, “Shareholder Rights Plan” there are no agreements, commitments or understandings between the Offeror or Microsemi and Zarlink relating to any of the Offers and the Offeror and Microsemi are not aware of any other agreement, commitment or understanding that could affect control of Zarlink and that can reasonably be regarded as material to a Securityholder in deciding whether or not to deposit Zarlink Securities under the Offers.

10.	OTHER MATERIAL FACTS

The Offeror has no knowledge of any material fact concerning the securities of Zarlink that has not been generally disclosed by the Offeror or Zarlink, as applicable, or any other matter that is not disclosed in the Circular and that has not previously been generally disclosed, and that would reasonably be expected to affect the decision of Securityholders to accept or reject any of the Offers.

11.	PRICE RANGE AND TRADING VOLUMES OF THE ZARLINK SECURITIES

Price Range and Trading Volume of Zarlink Shares

The Zarlink Shares are listed and posted for trading on the TSX. According to Zarlink’s quarterly report on Form 6-K for the period ended June 24, 2011, dated August 2, 2011, there were approximately 120,665,291 Zarlink Shares, 10,213,987 Zarlink Options and $70.9 million principal amount of Zarlink Debentures outstanding on such date. The following table sets forth the high and low sales price and volume of sales of the Zarlink Shares traded on the TSX for the periods indicated:

	TSX
	High	Low	Volume
2011
July	$2.44	$2.28	1,291,959
June	$2.36	$2.29	4,405,264
May	$2.57	$2.28	12,352,913
April	$2.47	$2.23	10,367,788
March	$2.19	$2.00	9,149,660
February	$2.12	$1.84	9,004,566

Source: Bloomberg

Note: High, low and volume data through July 19, 2011 represents high and low closing prices.

Before the open of markets on July 20, 2011, Microsemi announced that it had make a proposal to acquire all of the issued and outstanding Zarlink Shares at a price of $3.35 per Zarlink Share.

The closing price of the Zarlink Shares on the last trading day immediately before the Offeror’s announcement of the Proposal, being July 19, 2011, was $2.39 on the TSX. The closing price of the Zarlink Shares on the last trading day prior to the date of the Share Offer, being August 16, 2011, was $3.31 on the TSX.

Price Range and Trading Volume of Zarlink Debentures

The Zarlink Debentures are listed and posted for trading on the TSX under the symbol “ZL.DB”. The following table sets forth, for the periods indicated, the high and low trading prices per Zarlink Debenture and the volume of trading of the Zarlink Debentures on the TSX.

	TSX
	High	Low	Volume
2011
July	$113.00	$109.50	854,747
June	$112.00	$109.00	2,129,995
May	$115.00	$109.00	8,182,000
April	$113.45	$107.00	870,000
March	$108.98	$105.00	3,338,125
February	$107.00	$104.01	958,000

Source: TSX

Note: High, low and volume data through July 19, 2011; represents high and low closing prices.

The closing price of the Zarlink Debentures on the last trading day immediately before the announcement of the Proposal, being July 19, 2011, was $110.00 on the TSX. The closing price of the Zarlink Debentures on the last trading day prior to the date of the Debenture Offer, being August 16, 2011, was $133.95 on the TSX.

12.	EFFECT OF THE OFFERS ON MARKET AND LISTINGS

Market for the Zarlink Securities

The purchase of Zarlink Securities by the Offeror pursuant to the Offers will reduce the number of Zarlink Securities which might otherwise trade publicly, as well as the number of Securityholders, and, depending on the number of Securityholders depositing and the number of Securities purchased under the Offers, is likely to adversely affect the liquidity and market value of the remaining Zarlink Securities held by the public.

Listings and Quotations

The rules and regulations of the TSX establish certain criteria which, if not met, could lead to the delisting of the Securities from the TSX. Among such criteria are the number of Securityholders, the number of Zarlink Securities publicly held and the aggregate market value of the Zarlink Securities publicly held. Depending on the number of Zarlink Securities purchased pursuant to the Offers, it is possible that the Zarlink Securities would fail to meet the criteria for continued listing on the TSX. If permitted by applicable Laws, subsequent to completion of the Offers, if all of the issued and outstanding Zarlink Securities are acquired as a result of the Offers or any Compulsory Acquisition or Subsequent Acquisition Transaction, or as a result of a redemption of the Zarlink Debentures not deposited to the Debenture Offer pursuant to Zarlink Debenture Indenture, the Offeror intends to apply to delist the Zarlink Securities from the TSX. If the Zarlink Securities are delisted from the TSX, the extent of the public market for the Zarlink Securities and the availability of price or other quotations would depend upon the number of Securityholders, the number of Zarlink Securities publicly held and the aggregate market value of the Zarlink Securities remaining at such time, the interest in maintaining a market in Zarlink Securities on the part of securities firms, whether the Offeror remains subject to public reporting requirements in Canada and other factors.

The Zarlink Shares are currently registered under the U.S. Exchange Act. Such registration may be terminated upon application by Zarlink to the SEC if the Zarlink Shares are not listed on a “national securities exchange” and there are fewer than 300 record holders. The termination of the registration of the Zarlink Shares under the U.S. Exchange Act would substantially reduce the information required to be furnished by Zarlink to holders of Zarlink Securities and to the SEC and would make certain provisions of the U.S. Exchange Act, such as the requirements of Rule 13e-3 under the U.S. Exchange Act with respect to “going private” transactions, no longer applicable to the Zarlink Shares. In addition, “affiliates” of Zarlink and persons holding “restricted securities” of Zarlink may be deprived of the ability to dispose of such securities pursuant to Rule 144 or Rule 144A promulgated under the U.S. Securities Act of 1933, as amended.

Public Disclosure by the Company

After the purchase of Zarlink Securities under the Offers, through a Compulsory Acquisition, Subsequent Acquisition Transaction or a redemption of any Zarlink Debentures not deposited to the Debenture Offer pursuant to the Zarlink Debenture Indenture, Zarlink may cease to be subject to the public reporting and proxy solicitation requirements of the CBCA and the securities laws of certain provinces of Canada. Furthermore, it may be possible for the Offeror to request the elimination of the public reporting requirements of any province where a small number of Securityholders reside. If permitted by applicable Laws, subsequent to the completion of the Offers, any Compulsory Acquisition or Subsequent Acquisition Transaction, or a redemption of the Zarlink Debentures not deposited to the Debenture Offer pursuant to the Zarlink Debenture Indenture, if there are fewer than fifteen Securityholders in any province, the Offeror intends to cause Zarlink to cease to be a reporting issuer under the securities laws of each such province.

13.	REGULATORY MATTERS

Competition Act

Under Part IX of the Competition Act, a transaction that exceeds certain financial thresholds (a “Notifiable Transaction”) requires prior notification to the Commissioner unless the Commissioner issues an Advance Ruling Certificate (“ARC”) or waives the filing obligation in respect of the transaction. If a transaction is a Notifiable Transaction, it may not be completed until the applicable statutory waiting period has expired, or the Commissioner has either issued an ARC or otherwise waived or terminated the filing obligation. The applicable statutory waiting period expires 30 days following the day of the filing of a pre-merger notification under the Competition Act or, if during that 30-day period the Commissioner issues a request for additional information (“Supplementary Information Request”), 30 days following the day on which the information requested under a Supplementary Information Request has been received by the Commissioner. The Commissioner also has the ability to apply to the Competition Tribunal for orders prohibiting closing for up to 60 days.

Whether or not a merger is subject to notification under Part IX of the Competition Act, the Commissioner can apply to the Competition Tribunal for a remedial order under section 92 of the Competition Act at any time before the merger has been completed or, if completed, within one year after it was substantially completed, provided that the Commissioner did not issue an ARC in respect of the merger. On application by the Commissioner under section 92 of the Competition Act, the Competition Tribunal may, where it finds that the merger prevents or lessens, or is likely to prevent or lessen, competition substantially, order that the merger not proceed or, if completed, order its dissolution or the disposition of some of the assets or shares involved in such merger; in addition to, or in lieu thereof, the Competition Tribunal may order a person to take any other action.

Based upon an examination of information available to the Offeror relating to Zarlink, the Offeror believes that the Offers do not constitute a Notifiable Transaction. Specifically, a share acquisition is not a Notifiable Transaction unless each of the following three thresholds is exceeded: (a) the parties to the transaction, together with their affiliates, collectively have assets in Canada, or annual gross revenues from sales in, from or into Canada, in excess of $400 million; and (b) the aggregate value of the assets in Canada of the corporation the shares of which are to be acquired and of corporations controlled by that corporation exceeds $73 million, or the annual gross revenues from sales in or from Canada generated from such assets exceeds $73 million; and (c) the person proposing to acquire shares, together with its affiliates, would own, in the case of publicly-traded voting shares, voting shares which carry more than 20% of the outstanding votes attached to all outstanding voting shares of the corporation, or would own voting shares which carry more than 50% of the outstanding votes attached to all outstanding voting shares of the corporation, if the person proposing to acquire shares together with its affiliates already owns voting shares which carry more than 20% of the outstanding votes attached.

Investment Canada Act

Under the Investment Canada Act, a transaction exceeding certain financial thresholds, and which involves the acquisition of control of a Canadian business by a non-Canadian, may be subject to review (a “Reviewable

Transaction”) and in such a case cannot be implemented unless the Minister responsible for the Investment Canada Act (the “Minister”) is satisfied that the transaction is likely to be of “net benefit to Canada”. Generally, an application for review must be filed with the Director of Investments prior to the implementation of the Reviewable Transaction. The Minister is then required to determine whether the Reviewable Transaction is likely to be of net benefit to Canada taking into account, among other things, certain factors specified in the Investment Canada Act and any written undertakings that may have been given by the non-Canadian applicant. The Investment Canada Act contemplates an initial review period of up to 45 days after filing an application for review; however, if the Minister has not completed the review by that date, the Minister may unilaterally extend the review period by up to 30 days to permit completion of the review, with further extensions possible with the consent of the non-Canadian applicant.

The prescribed factors of assessment to be considered by the Minister include, among other things, the effect of the investment on the level and nature of economic activity in Canada (including the effect on employment, resource processing, utilization of Canadian products and services and exports), the degree and significance of participation by Canadians in the acquired business, the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada, the effect of industrial, economic and cultural policies (taking into consideration corresponding provincial policies), and the contribution of the investment to Canada’s ability to compete in world markets. If the Minister is not satisfied that the Reviewable Transaction is likely to be of net benefit to Canada, the Reviewable Transaction may not be implemented. In addition, under Part IV.1 of the Investment Canada Act, investments by non-Canadians to establish a new Canadian business, acquire control of a Canadian business, or acquire, in whole or in part, or establish an entity carrying on all or any part of its operations in Canada, whether or not the transaction is a Reviewable Transaction, can be made subject to review and approval on grounds that the investment could be injurious to national security, with closing not possible while such national security review process is ongoing.

Transactions that are not Reviewable Transactions may be subject to a notification requirement under the Investment Canada Act and, where required, such notice must be filed up to 30 days after the completion of the transaction.

Based upon an examination of information available to the Offeror relating to Zarlink, the Offeror believes that the Offers do not constitute a Reviewable Transaction and, accordingly, no application for review will be made.

Antitrust Laws in Other Jurisdictions

Zarlink and the Offeror and certain of their respective subsidiaries conduct business in several foreign countries where regulatory filings or approvals may be required or desirable under applicable Laws in connection with the consummation of the Offers, including filings or approvals that may be required to be made or applied for after the completion of the Offers. Certain of such filings or approvals, if required or desirable, may not be made or obtained prior to the expiration of the Offers. The Offeror is analyzing the applicability of any such Laws and currently intends to take such action as may be required and desirable with respect to such regulatory filings or approvals. The receipt of any approval required to be applied for after the completion of the Offers is not a condition to effecting the Offers. The receipt of all other required material approvals or consents relating to the Offers under any applicable foreign antitrust Laws and/or expiration or termination of any required waiting periods thereunder is a condition to effecting the Offers.

14.	SHAREHOLDER RIGHTS PLAN

The following is only a summary of the material provisions of the Shareholder Rights Plan obtained from Zarlink’s public disclosure record at www.sedar.com. The following summary does not purport to be complete and is qualified in its entirety by reference to the Shareholder Rights Plan.

Summary of Shareholder Rights Plan

General

On July 25, 2011 (the “Effective Date”), the Zarlink Board of Directors adopted the Shareholder Rights Plan, subject to TSX acceptance. Zarlink has stated that the Shareholder Rights Plan is intended to ensure that in the context of a formal take-over bid, the Zarlink Board of Directors has sufficient time to explore and develop alternatives to enhance shareholder value, including competing transactions that might emerge, and to ensure that all shareholders are treated fairly and equally in connection with any take-over bid for Zarlink.

Issue of SRP Rights

One SRP Right was issued and attached to each outstanding Zarlink Share on the Effective Date and one SRP Right is attached to each Zarlink Share issued after the Effective Date and prior to the earlier of the Separation Time and the SRP Expiration Time (each as defined below).

Term

The Shareholder Rights Plan and the SRP Rights will expire at the close of business on January 24, 2012 (the “SRP Expiration Time”).

Exercise of SRP Rights

The SRP Rights will separate from the outstanding Zarlink Shares and will be exercisable from and after the close of business on the fifth Trading Day (as defined in the Shareholder Rights Plan) (the “Separation Time”) after the earlier of: (a) the first date of a public announcement that a person has become the Beneficial Owner (as defined in the Shareholder Rights Plan) of 20% or more of the outstanding Voting Shares, subject to certain exceptions (the “Share Acquisition Date”); (b) the date of the commencement of, or first public announcement of the intent of any person (other than Zarlink or any of its subsidiaries) to commence an Offer to Acquire (as defined in the Shareholders Rights Plan) Voting Shares or any Convertible Securities (as defined in the Shareholders Rights Plan) (or both) where the Voting Shares subject to the Offer to Acquire together with the Voting Shares underlying the Convertible Securities subject to the Offer to Acquire, together with the Voting Shares of which the offeror and any affiliate or associate of the offeror and any person acting jointly or in concert with the offeror, is the Beneficial Owner, constitute in the aggregate, 20% or more of the outstanding Voting Shares at the date of the Offer to Acquire, other than a Permitted Bid or a Competing Permitted Bid, each as defined below, provided that the press release of Microsemi dated July 20, 2011 shall not be considered such a public announcement; and (c) the date upon which a Permitted Bid or Competing Permitted Bid ceases to be a Permitted Bid or a Competing Permitted Bid, as the case may be, or any later date as may be determined at any time or from time to time by the Zarlink Board of Directors.

The exercise price per SRP Right (the “Exercise Price”) is, as of any date, the price at which a holder may purchase the securities issuable upon exercise of one whole SRP Right which, until adjustment in accordance with the Shareholder Rights Plan, will be $15.

An event or transaction leading to any person (an “Acquiring Person”) becoming the Beneficial Owner of 20% or more of the Voting Shares, other than by way of a Permitted Bid, a Competing Permitted Bid or certain other exceptions, is referred to as a “Flip-in Event”. In the event that prior to the SRP Expiration Time, a Flip-in Event occurs, each SRP Rights will constitute, effective on the close of business on the fifth Trading Day after the Share Acquisition Date (or such longer period as may be required to satisfy the requirements of applicable securities laws), the right to purchase from Zarlink, upon payment of the Exercise Price and otherwise exercising such SRP Right in accordance with the terms of the Shareholder Rights Plan, that number of Zarlink Shares having an aggregate Market Price (as defined in the Shareholders Rights Plan) on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price, subject to the appropriate adjustments from time to time pursuant to the Shareholder Rights Plan. Upon the occurrence of a Flip-in Event, any SRP Rights that are Beneficially Owned on or after the earlier of the Separation Time and the Share Acquisition Date by an Acquiring Person (or any affiliate or associate of an Acquiring Person or any affiliate or associate of person so acting jointly or in concert, or any transferee or other successor in title to the SRP Rights held by any of the foregoing who acquires the SRP Rights concurrent or subsequent to the Acquiring Person becoming such) will become null and void without any further action, and any holder of such Rights (including transferees) will thereafter have no rights to exercise such Rights under any provision of the Shareholder Rights Plan.

Certificates and Transferability

Prior to the Separation Time, the SRP Rights are evidenced by certificates for the Zarlink Shares and are not transferable separately from the Zarlink Shares. From and after the Separation Time, the SRP Rights will be evidenced by separate certificates that will be transferable and traded separately from the Zarlink Shares.

Permitted Bid Requirements

The requirements for a “Permitted Bid” include the following:

(a)	the take-over bid must be made by way of a take-over bid circular;

(b)	the take-over bid must be made to all holders of Voting Shares, other than the bidder and its affiliates and associates, for all Voting Shares held by them;

(c)	Voting Shares deposited pursuant to the take-over bid shall not be taken up or paid for pursuant to the take-over bid (i) prior to the close of business on the date which is not earlier than 75 days following the date of the take-over bid and (ii) then only if, at such time, more than 50% of the then outstanding Voting Shares held by shareholders other than the bidder, its affiliates and associates, persons acting jointly or in concert with the bidder and certain other persons (the “Independent Shareholders”) have been deposited or tendered to the take-over bid and not withdrawn;

(d)	if more than 50% of the Voting Shares held by Independent Shareholders are deposited to the take-over bid and not withdrawn as at the close of business on the date of first take-up or payment for Voting Shares under the take-over bid, the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits of Voting Shares for not less than 10 Business Days (as defined in the Shareholder Rights Plan) from the date of such public announcement; and

(e)	the take-over bid must permit Voting Shares to be withdrawn until taken up and paid for.

The Shareholder Rights Plan also allows for a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid or other Competing Permitted Bid (each, a “Prior Bid”) is in existence and open for acceptance. A Competing Permitted Bid is a take-over bid that:

(a)	is made after a Permitted Bid or another Competing Permitted Bid has been made and prior to the expiry of a Prior Bid;

(b)	satisfies all the provisions of the definition of a Permitted Bid other than the requirements that no Voting Shares shall be taken up or paid for pursuant to the take-over bid (a) prior to the close of business on a date which is not earlier than 75 days following the date of the take-over bid and (b) then only if, at the close of business on the date Voting Shares are first taken up or paid for under the take-over bid, more than 50% of the then outstanding Voting Shares held by Independent Shareholders have been deposited pursuant to the take-over bid and not withdrawn; and

(c)	contains the conditions that no Voting Shares shall be taken up or paid for pursuant to that take-over bid (a) prior to the close of business on a date that is not earlier than 35 days after the date of the Competing Permitted Bid and the earliest date on which Voting Shares may be taken up or paid for under any Prior Bid in existence at the date of that take-over bid, and (b) then only if, at the time that those Voting Shares are first taken up or paid for, more than 50% of the then outstanding Voting Shares held by Independent Shareholders have been deposited or tendered pursuant to that take-over bid and not withdrawn.

Waiver

The Zarlink Board of Directors has the discretion, prior to the occurrence of a Flip-in Event that would occur by reason of take-over bid made by means of a take-over bid circular sent to all holders of Voting Shares, to waive the application of the Shareholder Rights Plan to such Flip-in Events by written notice delivered to the Rights Agent, provided that such waiver shall automatically constitute a waiver of the application of such provisions to any other Flip-in Events made by means of a take-over bid holders of Voting Shares.

Redemption

Prior to the occurrence of a Flip-in Event which has not been waived, the Zarlink Board of Directors may elect to redeem all but not less than all of the then outstanding SRP Rights at a redemption price of $0.00001 per SRP Right, subject to appropriate adjustment from time to time. SRP Rights will be deemed to be redeemed by the Zarlink Board of Directors following completion of a Permitted Bid, a Competing Permitted Bid or an acquisition of Voting Shares in respect of which the Zarlink Board of Directors has waived, or is deemed to have waived, the application of the Shareholder Rights Plan.

Amendment

Zarlink may, at any time, amend the Shareholder Rights Plan and the SRP Rights in its sole discretion, provided that certain amendments related to the Rights Agent shall require the approval of the Rights Agent.

15.	ACQUISITION OF ZARLINK SECURITIES NOT DEPOSITED UNDER THE OFFERS

Compulsory Acquisition

Zarlink Shares

If, within 120 days after the date of the Share Offer (or such longer period as a court may permit), the Share Offer is accepted by Shareholders holding not less than 90% of the issued and outstanding Zarlink Shares, other than any Zarlink Shares held at the date of the Share Offer by or on behalf of the Offeror or an affiliate or associates of the Offeror, and the Offeror acquires such Deposited Shares under the Share Offer, then the Offeror intends to acquire the Zarlink Shares (other than SRP Rights) not deposited under the Share Offer on the same terms as the Zarlink Shares acquired under the Share Offer pursuant to the provisions of section 206 of the CBCA (a “Compulsory Acquisition”).

To exercise its statutory right of Compulsory Acquisition, the Offeror must give notice (the “Offeror’s Notice”) to each Shareholder who did not accept the Share Offer (and each person who subsequently acquires any such Zarlink Shares) (in each case, a “Dissenting Offeree”) and the Director under the CBCA of such proposed acquisition within 60 days following the termination of the Share Offer and in any event within 180 days following the date of the Share Offer. Within 20 days after having given the Offeror’s Notice, the Offeror must pay or transfer to Zarlink the consideration it would have had to pay or transfer to the Dissenting Offerees if they had elected to accept the Share Offer, to be held in trust for the Dissenting Offerees. Within 20 days after receipt of the Offeror’s Notice, each Dissenting Offeree must send the certificates evidencing the Zarlink Shares held by such Dissenting Offeree to Zarlink and must elect either to transfer such Zarlink Shares to the Offeror on the terms on which the Offeror acquired Zarlink Shares under the Share Offer or to demand payment of the fair value of the Zarlink Shares by so notifying the Offeror within such 20-day period. If the Dissenting Offeree fails to notify the Offeror within the applicable time period, the Dissenting Offeree will be deemed to have elected to transfer its Zarlink Shares to the Offeror on the same terms on which the Offeror acquired the Zarlink Shares under the Share Offer. If a Dissenting Offeree has elected to demand payment of the fair value of its Zarlink Shares, the Offeror may apply to a court having jurisdiction to hear the application to fix the fair value of the Zarlink Shares of that Dissenting Offeree. If the Offeror fails to apply to such court within 20 days after it has made payment or transferred the consideration to Zarlink, the Dissenting Offeree may then apply to the court within a further period of 20 days to have the court fix the fair value of the Zarlink Shares. If no such application is made by the Dissenting Offeree or the Offeror within such periods, the Dissenting Offeree will be deemed to have elected to transfer its Zarlink Shares to the Offeror on the same terms on which the Offeror acquired Zarlink Shares from the Shareholders who accepted the Share Offer. Any judicial determination of the fair value of the Zarlink Shares could be more or less than the amount of the consideration paid per Zarlink Share pursuant to the Share Offer.

The foregoing is only a summary of the statutory right of Compulsory Acquisition that may become available to the Offeror. The summary is not intended to be complete nor is it a substitute for the more detailed information contained in the provisions of section 206 of the CBCA. Shareholders should refer to section 206 of the CBCA for the full text of the relevant statutory provisions, and those who wish to be better informed about these provisions should consult their legal advisors. The provisions of section 206 of the CBCA are complex and require strict adherence to notice and timing provisions, failing which such rights may be lost or altered.

See Section 16 of the Circular, “Certain Canadian Federal Income Tax Considerations”, for a general discussion of the tax consequences to Shareholders in the event of a Compulsory Acquisition.

Zarlink Debentures

If, within the period during which Zarlink Debentures may be deposited to the Debenture Offer or within 60 days after the date the Debenture Offer is made, whichever period is shorter, the Debenture Offer is accepted by Debentureholders representing at least 90% of the outstanding principal amount of Zarlink Debentures, the Offeror currently intends to acquire, to the extent permitted, the remaining Zarlink Debentures pursuant to the compulsory acquisition provisions of the Zarlink Debenture Indenture.

Compelled Acquisition

If a Shareholder does not receive the Offeror’s Notice, the Shareholder may, within 90 days after the date of the termination of the Share Offer, or if the Shareholder did not receive the Share Offer, within 90 days of the later of the date of termination of the Share Offer and the date on which the Shareholder learned of the Share Offer, require the Offeror to acquire the Shareholder’s Zarlink Shares on the terms of the Share Offer pursuant to the provisions of section 206.1 of the CBCA (a “Compelled Acquisition”).

The foregoing is only a summary of the statutory right of Compelled Acquisition that may become available to a Shareholder. The summary is not intended to be complete nor is it a substitute for the more detailed information contained in the provisions of section 206.1 of the CBCA. Shareholders should refer to section 206.1 of the CBCA for the full text of the relevant statutory provisions, and those who wish to be better informed about these provisions should consult their legal advisors. The provisions of section 206.1 of the CBCA are complex and require strict adherence to notice and timing provisions, failing which such rights may be lost or altered.

Subsequent Acquisition Transaction

Zarlink Shares

If the Offeror acquires Deposited Shares but the statutory right of Compulsory Acquisition described above is not available for any reason or the Offeror determines not to exercise such right, depending on the number of Zarlink Shares acquired under the Share Offer, the Offeror intends to take such action as is necessary, including causing a special meeting of Shareholders to be called to consider an amalgamation, statutory arrangement, amendment to articles, consolidation, capital reorganization or other transaction involving Zarlink and the Offeror, or an affiliate of the Offeror, for the purpose of enabling the Offeror or one of its affiliates to acquire all Zarlink Shares not acquired pursuant to the Share Offer (a “Subsequent Acquisition Transaction”). Under such a Subsequent Acquisition Transaction, Zarlink may continue as a separate subsidiary of Microsemi following the completion of any such transaction. The timing and details of any such transaction will depend on a number of factors, including the number of Zarlink Shares acquired pursuant to the Share Offer. If the Offeror takes up and pays for such number of Zarlink Shares under the Share Offer that, together with the Zarlink Shares held by the Offeror and its associates and affiliates and the Zarlink Shares into which the Zarlink Debentures deposited under the Debenture Offer and not withdrawn at the expiration of the Offers, may be converted at the option of the Offeror at that time pursuant to the terms of the Zarlink Debenture Indenture, represent 66 2/3% of the outstanding Zarlink Shares, calculated on a fully-diluted basis, it will own sufficient Zarlink Shares to effect a Subsequent Acquisition Transaction without the need for the affirmative vote of any other Shareholder.

Any Subsequent Acquisition Transaction may result in Shareholders having the right to dissent and demand payment of the fair value of their Zarlink Shares. If the applicable statutory procedures are complied with, this right could lead to a judicial determination of the fair value required to be paid to such dissenting Shareholders for their Zarlink Shares. The fair value of Zarlink Shares so determined could be more or less than the amount paid per Zarlink Share pursuant to the Subsequent Acquisition Transaction or the Share Offer.

Each type of Subsequent Acquisition Transaction described above would be a “business combination” under MI 61-101. In certain circumstances, the provisions of MI 61-101 may also deem certain types of Subsequent Acquisition Transactions to be “related party transactions”. However, if the Subsequent Acquisition Transaction is a business combination carried out in accordance with MI 61-101, the “related party transaction” provisions of MI 61-101 do not apply to such transaction. The Offeror intends to carry out any such Subsequent Acquisition Transaction in accordance with MI 61-101, or any successor provisions, or exemptions there from, such that the “related party transaction” provisions of MI 61-101 will not apply to the business combination.

MI 61-101 provides that, unless exempted, a corporation proposing to carry out a business combination is required to prepare a valuation of the affected securities (in this case, the Zarlink Shares), and subject to certain exceptions, any non cash consideration being offered therefor, and provide to the holders of the affected securities a summary of such valuation or the entire valuation. In connection therewith, the Offeror intends to rely on an available exemption or to seek waivers pursuant to MI 61-101 exempting Zarlink or the Offeror or their affiliates, as appropriate, from the requirement to prepare a valuation in connection with any Subsequent Acquisition Transaction. An exemption is available under MI 61-101 where all of the following conditions are satisfied:

(a)	the Subsequent Acquisition Transaction is effected by the Offeror or an affiliate of the Offeror in respect of Zarlink Shares not acquired pursuant to the Share Offer;

(b)	the Subsequent Acquisition Transaction is completed no later than 120 days after the expiry of the Share Offer;

(c)	the consideration per Zarlink Share paid by the Offeror or an affiliate of the Offeror in the Subsequent Acquisition Transaction:

(i)	is at least equal in value to the consideration per Zarlink Share paid under the Share Offer; and

(ii)	is in the same form as the consideration per Zarlink Share paid by the Offeror under the Share Offer;

(d)	the intent of the Offeror to effect a Compulsory Acquisition or Subsequent Acquisition Transaction is disclosed in the Offers and Circular; and

(e)	the Offers and Circular:

(i)	describe the expected Canadian tax consequences to a Shareholder of both the Share Offer and a Subsequent Acquisition Transaction if, at the time the Share Offer was made, the tax consequences arising from a Subsequent Acquisition Transaction were reasonably foreseeable to the Offeror and were reasonably expected to be different from the tax consequences of depositing to the Share Offer; and

(ii)	disclose that the Canadian tax consequences to a Shareholder of a Subsequent Acquisition Transaction may differ from the tax consequences to such Shareholder having Zarlink Shares acquired pursuant to the Share Offer if, at the time the Share Offer was made, the Offeror could not reasonably foresee the tax consequences arising from the Subsequent Acquisition Transaction.

See Section 16 of this Circular, “Certain Canadian Federal Income Tax Considerations”.

The Offeror currently intends that the consideration offered under any Subsequent Acquisition Transaction proposed by it would be at least equal in value to and in the same form as the consideration offered under the Share Offer and that such Subsequent Acquisition Transaction would be completed no later than 120 days after the Expiry Date. In addition, the Offeror has included the disclosure required under MI 61-101 in the Offers and Circular. Accordingly, the Offeror may in the circumstances described rely on the exemption from the requirement to prepare a valuation in connection with a Subsequent Acquisition Transaction.

Depending on the nature of the Subsequent Acquisition Transaction, the Offeror expects that the provisions of the CBCA and Zarlink’s constating documents will require the approval of at least 66 2/3% of the votes cast by holders of the outstanding Zarlink Shares at a meeting duly called and held for the purpose of approving a Subsequent Acquisition Transaction. MI 61-101 would also require that, in addition to any other required securityholder approval, in order to complete a business combination, the approval of a majority of the votes cast by “minority” holders of the affected securities must be obtained unless an exemption is available or discretionary relief is granted by applicable securities regulatory authorities. In relation to any Subsequent Acquisition Transaction, the “minority” holders will be, subject to any available exemption or discretionary relief granted by the applicable securities regulatory authorities as required, all Shareholders other than the Offeror (other than in respect of Zarlink Shares acquired pursuant to the Share Offer as described below), any “interested party” (within the meaning of MI 61-101), certain “related parties” of the Offeror or any other “interested party” (in each case within the meaning of MI 61-101), including any director or senior officer of the Offeror, affiliate or insider of the Offeror or any of their directors or senior officers and any “joint actor” (within the meaning of MI 61-101) with any of the foregoing persons.

MI 61-101 provides that the Offeror may treat Zarlink Shares acquired pursuant to the Share Offer as “minority” shares and vote them in favour of a Subsequent Acquisition Transaction that is a business combination provided that, among other things: (a) the business combination is completed not later than 120 days after the Expiry Date; (b) the consideration for each Zarlink Share in the Subsequent Acquisition Transaction is at least equal in value to and in the same form as the consideration paid pursuant to the Share Offer; and (c) the Shareholder who deposited such Zarlink Shares to the Share Offer (i) was not a “joint actor” (within the meaning of MI 61-101) with the Offeror in respect of the Share Offer, (ii) a direct or indirect party to any “connected transaction” to the Share Offer (for the purpose of MI 61-101) or (iii) entitled to receive, directly or indirectly, in connection with the Share Offer, a “collateral benefit”

(for purposes of MI 61-101) or consideration per Zarlink Share that is not identical in amount and form to the entitlement of the general body of Shareholders in Canada of Zarlink Shares. The Offeror intends that the consideration offered under any Subsequent Acquisition Transaction proposed by it would be equal in value to and in the same form as the consideration paid to Shareholders under the Share Offer and that such Subsequent Acquisition Transaction would be completed no later than 120 days after the Expiry Date, and accordingly the Offeror intends to cause Zarlink Shares acquired pursuant to the Share Offer to be voted in favour of such transaction and, where permitted by MI 61-101, to be counted as part of any minority approval required in connection with any such transaction.

To the knowledge of the Offeror and Microsemi, after reasonable enquiry, the votes attached to the 100 Zarlink Shares beneficially owned by Microsemi, representing in the aggregate 100 votes, would be required to be excluded in determining whether minority approval has been obtained for the Subsequent Acquisition Transaction.

In addition, under MI 61-101, if, following the Share Offer, the Offeror and its affiliates are the registered holders of 90% or more of the Zarlink Shares at the time the Subsequent Acquisition Transaction is initiated, the requirement for minority approval would not apply to the transaction if a statutory appraisal right or a substantially equivalent enforceable right is made available to the minority shareholders.

The tax consequences to a Shareholder of a Subsequent Acquisition Transaction may differ significantly from the tax consequences to such Shareholder of accepting the Share Offer. See Section 16 of this Circular, “Certain Canadian Federal Income Tax Considerations”, and Section 17 of this Circular “Certain U.S. Federal Income Tax Considerations” for a general discussion of the Canadian and U.S. federal income tax considerations relevant to a Shareholder in the event of a Subsequent Acquisition Transaction. Shareholders should consult their tax advisors for advice with respect to the tax consequences of a Subsequent Acquisition Transaction having regard to their own particular circumstances. Further, Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Subsequent Acquisition Transaction if and when proposed.

The timing and details of any Compulsory Acquisition or Subsequent Acquisition Transaction involving the Zarlink Shares will necessarily depend on a variety of factors, including the number of Zarlink Shares acquired pursuant to the Share Offer. Although, if available, the Offeror intends to proceed by way of a Compulsory Acquisition or a Subsequent Acquisition Transaction on the same terms as the Share Offer, it is possible that such transaction will not be consummated or may be delayed.

Zarlink Debentures

It is the Offeror’s current intention to take up and pay for Zarlink Debentures deposited to the Debenture Offer only if it takes up and pays for Zarlink Shares under the Share Offer. In that event, the Offeror currently intends to take up and pay for the Zarlink Debentures deposited to the Debenture Offer and to cause Zarlink either to redeem all of the Zarlink Debentures that were not deposited to the Debenture Offer in accordance with the terms of the Zarlink Debenture Indenture for their principal amount plus accrued but unpaid interest on or after September 30, 2011, or, if more than 90% of the aggregate principal amount of the Zarlink Debentures have been deposited, to acquire the remaining Zarlink Debentures pursuant to a compulsory acquisition (if such right is available) in accordance with the terms of the Zarlink Debenture Indenture, unless the Offeror elects not to pursue such right.

Debentureholders should note that if a Subsequent Acquisition Transaction is completed pursuant to which the Offeror acquires all of the Zarlink Shares not deposited to the Share Offer, Debentureholders will cease to have the right to acquire Zarlink Shares on conversion of their Zarlink Debentures but rather will have the right to convert their Zarlink Debentures into the kind and amount of securities or property that such holder would have received in connection with such Subsequent Acquisition Transaction had the Zarlink Debentures held by such holder been converted into Zarlink Shares immediately prior to the completion of such Subsequent Acquisition Transaction.

In the event that the Offeror has acquired all or substantially all of the Zarlink Shares pursuant to the Share Offer or a Subsequent Acquisition Transaction, then it is unlikely that Zarlink would be able to satisfy the listing conditions of the TSX in respect of the Zarlink Shares issuable upon conversion of the Zarlink Debentures.

Other Transactions

If the Offeror does not acquire a sufficient number of Zarlink Shares to effect a Compulsory Acquisition or Subsequent Acquisition Transaction, the Offeror will evaluate its alternatives. Such alternatives could include, to the extent permitted by applicable Laws, purchasing additional Zarlink Shares in the open market, in privately negotiated transactions or pursuant to another take-over bid or other transaction, and thereafter proposing an amalgamation, arrangement or other transaction which would result in its ownership of 100% of Zarlink Shares. Under such circumstances, an amalgamation, arrangement or other transaction would require the approval of two-thirds of the votes cast by the holders of Zarlink Shares, and may require approval of a majority of the votes cast by holders of Zarlink Shares other than the Offeror and its affiliates. There is no certainty that under such circumstances any such transaction would be proposed or completed by the Offeror. Any additional purchases of Zarlink Shares could be at a price per Zarlink Share greater than, equal to or less than the consideration to be paid for Zarlink Shares under the Share Offer and could be for cash and/or securities or other consideration. Such transactions may be effected on terms and at prices then determined by the Offeror, which may vary from the terms with the Offeror and the value of the consideration paid for Zarlink Shares under the Share Offer.

Judicial Developments

Certain judicial decisions may be considered relevant to any Subsequent Acquisition Transaction which may be proposed or effected subsequent to the expiration of the Offers. Prior to the adoption of MI 61-101, Canadian courts had, in a few instances, granted preliminary injunctions to prohibit transactions involving going private transactions. The trend in both legislation (including the CBCA) and in Canadian jurisprudence has been toward permitting going private transactions to proceed subject to compliance with procedures designed to ensure substantive fairness to minority shareholders.

16.	CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Stikeman Elliott LLP, counsel to the Offeror, the following is a summary of the principal Canadian federal income tax considerations under the Tax Act, as of the date hereof, generally applicable to a Securityholder in respect of the sale of Zarlink Securities pursuant to the Offers or otherwise pursuant to certain transactions described under Section 15 of the Circular, “Acquisition of Zarlink Securities not Deposited under the Offers”.

The summary is based on the provisions of the Tax Act in force on the date hereof and counsel’s understanding of the current published administrative practices and assessing policies of the Canada Revenue Agency (the “CRA”). This summary takes into account all specific proposals to amend the Tax Act which have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that all such Proposed Amendments will be enacted in their present form. No assurances can be given that the Proposed Amendments will be enacted in the form proposed, if at all. The summary does not otherwise take into account or anticipate any changes in law, whether by judicial, governmental or legislative decision or action or changes in administrative practices and assessing policies of the CRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations. The provisions of provincial income tax legislation vary from province to province in Canada and in some cases differ from federal income tax legislation.

The summary provided in this Section 16 is based on the assumption that if the SRP Rights are acquired by the Offeror, there is no value to the SRP Rights and no amount of the consideration to be paid by the Offeror will be allocated to the SRP Rights.

The summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal, business or tax advice or representations to any particular Securityholder to whom any of the Offers is made. The summary is not applicable to a Securityholder that is a “financial institution” as defined in the Tax Act for the purposes of the “mark-to-market” rules, to a Securityholder that is a “specified financial institution” as defined in the Tax Act, to a Securityholder who has elected under the Tax Act to report its Canadian results in a currency other than Canadian dollars, or to a Securityholder an interest in which is, or for whom a Zarlink Security would be, a “tax shelter investment” as defined in the Tax Act. In addition, the summary is not applicable to a Shareholder that acquired Zarlink Shares on the exercise of an employee stock option. Accordingly, Securityholders should consult their own tax advisors with respect to their particular circumstances, including the application and effect of the income and other tax laws of any country, province, state or local tax authority.

Securityholders Resident in Canada

The following portion of the summary is generally applicable to a Securityholder who, at all relevant times, for the purposes of the Tax Act and any applicable income tax treaty or convention, is, or is deemed to be, resident in Canada, deals at arm’s length with Zarlink and the Offeror, is not affiliated for the purposes of the Tax Act with Zarlink or the Offeror and holds Zarlink Securities as capital property (a “Resident Holder”). Zarlink Securities generally will be considered capital property to a Securityholder unless the Securityholder holds such Zarlink Securities in the course of carrying on a business, or the Securityholder has acquired them in a transaction or transactions considered to be an adventure or concern in the nature of trade. Certain Securityholders whose Zarlink Securities might not otherwise qualify as capital property may be eligible to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have the Zarlink Securities and every other “Canadian security” (as defined in the Tax Act) owned by such Resident Holder deemed to be capital property in the taxation year of the election and all subsequent taxation years.

Sale of Zarlink Shares Pursuant to the Share Offer

A Resident Holder who disposes of Zarlink Shares to the Offeror under the Share Offer will generally be considered to have disposed of the Zarlink Shares for proceeds of disposition equal to the amount of cash received on such disposition. As a result, the Resident Holder will generally realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Zarlink Shares to the Resident Holder.

Sale of Zarlink Debentures Pursuant to the Debenture Offer

A Resident Holder who disposes of Zarlink Debentures pursuant to the Debenture Offer will be required to include in income for the taxation year in which the disposition occurs interest accrued on the Zarlink Debentures up to the date of disposition to the extent that such amount has not otherwise been included in such Resident Holder’s income for the taxation year or previous taxation year. Such amount will be excluded in computing such Resident Holder’s proceeds of disposition for the Zarlink Debentures.

A Resident Holder who disposes of Zarlink Debentures pursuant to the Debenture Offer will also generally realize a capital gain (or a capital loss) equal to the amount by which the cash proceeds received (net of amounts included in such Resident Holder’s income as interest, as described above), net of any reasonable costs of disposition, exceed (or are less than) the aggregate of the adjusted cost base of the Zarlink Debentures to the Resident Holder.

Capital gains and Capital losses

Generally, a Resident Holder is required to include one-half of the amount of any capital gain (a “taxable capital gain”) in income, and, subject to and in accordance with the provisions of the Tax Act, one-half of the amount of any capital loss (an “allowable capital loss”) will be required to be deducted against taxable capital gains realized in the taxation year of disposition. Allowable capital losses not deducted in the taxation year in which they are realized may ordinarily be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any following taxation year against taxable capital gains realized in such taxation years, to the extent and under the circumstances specified in the Tax Act.

Capital gains realized by an individual or trust, other than certain specified trusts, may give rise to alternative minimum tax under the Tax Act.

In general, a capital loss otherwise arising upon the disposition of a Zarlink Share by a Resident Holder that is a corporation may be reduced by dividends previously received or deemed to have been received thereon to the extent and under the circumstances prescribed in the Tax Act. Similar rules may apply where the corporation is a member of a partnership or a beneficiary of a trust that owns Zarlink Shares or where a partnership or trust of which a corporation is a member or a beneficiary is a member of a partnership or a beneficiary of a trust that owns Zarlink Shares. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

A Resident Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including interest and taxable capital gains.

Compulsory Acquisition

As described under Section 15 of the Circular, “Acquisition of Zarlink Securities not Deposited under the Offers”, the Offeror may, in certain circumstances, acquire Zarlink Shares pursuant to section 206 of the CBCA. A Resident Holder who disposes of his or her Zarlink Shares in such circumstances generally will realize a capital gain (or a capital loss) calculated in the manner, and subject to the treatment, described above under “Sale of Zarlink Shares Pursuant to the Share Offer”.

A Resident Holder who dissents in a Compulsory Acquisition and is entitled to receive from the Offeror the fair market value of its Zarlink Shares will be considered to have disposed of the Zarlink Shares for proceeds of disposition equal to the amount fixed as such by the Court (not including the amount of any interest awarded by the Court). As a result, such dissenting Resident Holder will realize a capital gain (or a capital loss) generally calculated in the same manner and with the tax consequences as described above under “Sale of Zarlink Shares Pursuant to the Share Offer”.

Any interest awarded to a dissenting Resident Holder by the Court is required to be included in computing such Resident Holder’s income for the purposes of the Tax Act.

Subsequent Acquisition Transaction

If the Compulsory Acquisition provisions are not utilized, the Offeror may propose other means of acquiring the remaining issued and outstanding Zarlink Shares as described under Section 15 of the Circular, “Acquisition of Zarlink Securities not Deposited under the Offers”. Such means include an amalgamation, statutory arrangement, consolidation, capital reorganization or other transaction. The tax treatment of a Subsequent Acquisition Transaction to a Resident Holder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out and may be materially different from those described above. Resident Holders should consult their own tax advisors for advice with respect to the income tax consequences to them of having their Zarlink Shares acquired pursuant to a Subsequent Acquisition Transaction.

By way of example, a Subsequent Acquisition Transaction could be implemented by means of an amalgamation of Zarlink with a wholly-owned subsidiary of the Offeror pursuant to which Resident Holders who have not deposited their Zarlink Shares under the Share Offer would have their Zarlink Shares exchanged on the amalgamation for redeemable preference shares (“Redeemable Zarlink Shares”) which would then be immediately redeemed for cash. Generally, in those circumstances a Resident Holder would not realize a capital gain or capital loss as a result of such exchange, and the cost of the Redeemable Zarlink Shares received would be equal to the aggregate of the adjusted cost base of the Zarlink Shares to the Resident Holder immediately before the amalgamation. Upon the redemption of Redeemable Zarlink Shares, the Resident Holder would be deemed to have received a dividend (subject to the potential application of subsection 55(2) of the Tax Act to Resident Holders that are corporations as discussed below) equal to the amount by which the redemption price of the Redeemable Zarlink Shares (generally equal to the amount of any cash received) exceeds their paid-up capital for the purposes of the Tax Act. The difference between the redemption price and the amount of the deemed dividend would be treated as proceeds of disposition of such shares for the purposes of computing any capital gain or capital loss arising on the disposition of such shares.

Subsection 55(2) of the Tax Act provides that where a Resident Holder that is a corporation is deemed to receive a dividend under the circumstances described above, all or part of the deemed dividend may be treated as proceeds of disposition of the Redeemable Zarlink Shares for the purpose of computing the Resident Holder’s capital gain on the disposition of such shares. Accordingly, Resident Holders that are corporations should consult their own tax advisors for specific advice with respect to the potential application of this provision. Subject to the potential application of this provision, dividends deemed to be received by a Resident Holder that is a corporation as a result of the redemption of the Redeemable Zarlink Shares will be included in computing its income, but normally will also be deductible in computing its taxable income.

A Resident Holder that is a “private corporation” or a “subject corporation” (as such terms are defined in the Tax Act) may be liable to pay the 33 1/3% refundable tax under Part IV of the Tax Act on dividends deemed to be received on the Redeemable Zarlink Shares to the extent that such dividends are deductible in computing such corporation’s taxable income.

In the case of a Resident Holder who is an individual (including a trust), dividends deemed to be received as a result of the redemption of the Redeemable Zarlink Shares will be included in computing the recipient’s income, and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from a taxable Canadian corporation. A dividend will be eligible for an enhanced gross-up and dividend tax credit if the recipient receives written notice from the issuer of the Redeemable Zarlink Shares designating the dividend as an “eligible dividend” within the meaning of the Tax Act. There can be no assurance that any deemed dividend will be designated to be an eligible dividend.

Under the current administrative practice of the CRA, Resident Holders who exercise their statutory right of dissent in respect of an amalgamation should be considered to have disposed of their Zarlink Shares for proceeds of disposition equal to the amount paid by the amalgamated corporation to the dissenting Resident Holder therefor, other than interest awarded by the court. However, because of uncertainties under the relevant legislation as to whether such amounts paid to a dissenting Resident Holder will be treated entirely as proceeds of disposition, or in part as the payment of a deemed dividend, dissenting Resident Holders should consult their own tax advisors in this regard. Any interest awarded to the Resident Holder by a court will be included in computing the Resident Holder’s income for the purposes of the Tax Act.

As an alternative to the amalgamation described herein, the Offeror may propose a Subsequent Acquisition Transaction to be effected by statutory arrangement, consolidation, capital reorganization or other transaction, the tax consequences of which may differ from those arising on the sale of Zarlink Shares under the Share Offer, a Compulsory Acquisition, or an amalgamation and will depend on the particular form and circumstances of such alternative transaction. No view is expressed herein as to the tax consequences of any such transaction to a Resident Holder.

Redemption of Debentures

As described under Section 15 of the Circular, “Acquisition of Zarlink Securities not Deposited under the Offers”, if the Offeror takes up and pays for Zarlink Shares under the Share Offer, it is the Offeror’s current intention either to cause Zarlink to redeem all of the Zarlink Debentures that were not deposited to the Debenture Offer in accordance with the terms of the Zarlink Debenture Indenture for their principal amount plus accrued but unpaid interest on or after September 30, 2011, or, if more than 90% of the aggregate principal amount of the Zarlink Debentures have been deposited, to acquire the remaining Zarlink Debentures pursuant to a Compulsory Acquisition (if such right is available) in accordance with the terms of the Zarlink Debenture Indenture, unless the Offeror elects not to pursue such right.

A Resident Holder whose Zarlink Debentures are thereafter redeemed will be considered to have disposed of such Zarlink Debentures upon redemption for proceeds of disposition equal to the cash redemption amount received by the Resident Holder (other than any amount received or deemed received as interest) on such redemption. The tax consequences described above under “Sale of Zarlink Debentures Pursuant to the Debenture Offer” will generally apply.

Qualified Investments

As described under Section 12 of the Circular, “Effect of the Offers on Market and Listings”, the Zarlink Securities may cease to be listed on the TSX following the completion of the Offers. Resident Holders are cautioned that the Zarlink Securities may cease to be qualified investments for registered retirement savings plans, registered retirement income funds, registered education savings plans, registered disability savings plans, deferred profit sharing plans and tax free savings accounts if the Zarlink Securities are no longer listed on a designated stock exchange (which currently includes the TSX) for purposes of the Tax Act. Resident Holders should consult their own tax advisors with respect to the income tax consequences to them of the Zarlink Securities ceasing to be listed on a designated stock exchange.

Securityholders Not Resident in Canada

The following portion of the summary is generally applicable to a Securityholder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty, is neither resident nor deemed to be resident in Canada, deals at arm’s length with and is not affiliated with Zarlink or the Offeror, holds the Zarlink Securities as capital property and does not use or hold, and is not deemed to use or hold, Zarlink Securities in connection with carrying on a business in Canada (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is a “registered non-resident insurer”, or an “authorized foreign bank”, as defined in the Tax Act.

Disposition of Zarlink Securities Pursuant to the Offers or a Compulsory Acquisition

A Non-Resident Holder who disposes of Zarlink Securities pursuant to the Offers or a Compulsory Acquisition will realize a capital gain or a capital loss computed in the manner described above under “Securityholders Resident in Canada – Sale of Zarlink Shares Pursuant to the Share Offer”, “Securityholders Resident in Canada – Sale of Zarlink Debentures Pursuant to the Debenture Offer” and “Securityholders Resident in Canada – Compulsory Acquisition”. A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on the disposition of Zarlink Securities pursuant to the Offers, a Compulsory Acquisition or the exercise of dissent rights under a Compulsory Acquisition unless the Zarlink Securities constitute “taxable Canadian property” to the Non-Resident Holder and do not constitute “treaty-protected property”.

Generally, a Zarlink Security that is listed on a designated stock exchange (as defined in the Tax Act and which currently includes the TSX) will not constitute “taxable Canadian property” to a Non-Resident Holder at a particular time, unless at any time during the 60-month period immediately preceding the particular time (a) the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm’s length, or the Non-Resident Holder together with such persons owned 25% or more of the issued shares of any class or series of Zarlink and (b) more than 50% of the fair market value of the Zarlink Shares was derived directly or indirectly from real or immovable property situated in Canada, Canadian resource properties (as defined in the Tax Act), timber resource properties (as defined in the Tax Act), and options in respect of, or interests in, or for civil law purposes, rights in, any such properties, whether or not the property exists. Notwithstanding the foregoing, a Zarlink Security may otherwise be deemed to be taxable Canadian property to a Non-Resident Holder for purposes of the Tax Act.

Even if the Zarlink Securities are considered to be taxable Canadian property to a Non-Resident Holder, a taxable capital gain resulting from the disposition of the Zarlink Securities will not be included in computing the Non-Resident Holder’s income for purposes of the Tax Act if the Zarlink Securities constitute “treaty-protected property”. Zarlink Securities owned by a Non-Resident Holder will generally be “treaty-protected property” if the gain from the disposition of such property would, because of an applicable income tax treaty, be exempt from tax under Part I of the Tax Act. Non-Resident Holders whose Zarlink Securities may constitute taxable Canadian property should consult their own tax advisors regarding the availability of any relief under any applicable income tax treaty in their circumstances.

In the event that Zarlink Securities constitute taxable Canadian property but not treaty-protected property to a particular Non-Resident Holder, the tax consequences as described above under “Securityholders Resident in Canada – Sale of Zarlink Shares Pursuant to the Share Offer”, “Securityholders Resident in Canada – Sale of Zarlink Debentures Pursuant to the Debenture Offer” and “Securityholders Resident in Canada – Compulsory Acquisition” will generally apply. A Non-Resident Holder who disposes of taxable Canadian property should consult its own tax advisors regarding any resulting Canadian reporting requirements.

Any accrued interest paid or credited to a Non-Resident Holder who disposes of its Zarlink Debentures will generally not be subject to Canadian withholding tax provided such interest is not “participating debt interest” as defined in the Tax Act.

Any interest awarded by the Court and paid or credited to a dissenting Non-Resident Holder will generally not be subject to Canadian withholding tax provided such interest is not “participating debt interest” as defined in the Tax Act.

Disposition of Zarlink Securities Pursuant to a Subsequent Acquisition Transaction

As described under Section 15 of the Circular, “Acquisition of Zarlink Securities not Deposited under the Offers – Subsequent Acquisition Transaction”, the Offeror reserves the right to use all reasonable efforts to acquire the balance of Zarlink Securities not acquired pursuant to the Offers or by Compulsory Acquisition. A Subsequent Acquisition Transaction may be effected by an amalgamation, statutory plan of arrangement, consolidation, capital reorganization or other transaction. The Canadian federal income tax consequences of a Subsequent Acquisition

Transaction to a Non-Resident Holder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out and may be substantially the same as, or materially different from, those described above. See “Delisting of Zarlink Securities Following Completion of the Offers” below in the case where Zarlink Securities are delisted prior to a Subsequent Acquisition Transaction.

A Non-Resident Holder may realize a capital gain (or a capital loss) and/or a deemed dividend on the disposition of Zarlink Securities pursuant to a Subsequent Acquisition Transaction in the manner described above under “Securityholders Resident in Canada – Subsequent Acquisition Transaction”. Capital gains and capital losses realized by a Non-Resident Holder in connection with a Subsequent Acquisition Transaction will be subject to taxation in the manner described above under “Securityholders Not Resident in Canada – Disposition of Zarlink Securities Pursuant to the Offers or a Compulsory Acquisition”. Dividends paid or deemed to be paid to a Non-Resident Holder will be subject to Canadian withholding tax at the rate of 25%, subject to reduction pursuant to the provisions of an applicable income tax treaty. Non-Resident Holders should consult their own tax advisors regarding the availability of any relief under any applicable income tax treaty in their circumstances.

Any accrued interest paid or credited to a Non-Resident Holder who disposes of its Zarlink Debentures will generally not be subject to Canadian withholding tax provided such interest is not “participating debt interest” as defined in the Tax Act.

Any interest paid or credited to a Non-Resident Holder exercising its right to dissent in respect of a Subsequent Acquisition Transaction will generally not be subject to Canadian withholding tax provided such interest is not “participating debt interest” as defined in the Tax Act.

Delisting of Zarlink Securities Following Completion of the Offers

As described under Section 12 of the Circular, “Effect of the Offers on Market and Listings”, the Zarlink Securities may cease to be listed on the TSX following the completion of the Offers and may not be listed on any such exchange at the time of their disposition pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction. Generally, a Zarlink Security that is not listed on a designated stock exchange will not constitute “taxable Canadian property” to a Non-Resident Holder at a particular time, unless at any time during the 60-month period immediately preceding the particular time, more than 50% of the fair market value of the Zarlink Shares were derived directly or indirectly (otherwise than through a corporation, partnership or trust the shares or interests in which were not themselves taxable Canadian property at the relevant time) from real or immovable property situated in Canada, Canadian resource properties (as defined in the Tax Act), timber resource properties (as defined in the Tax Act), and options in respect of, or interests in, or for civil law purposes, rights in, any such properties, whether or not the property exists. Notwithstanding the foregoing, a Zarlink Security may otherwise be deemed to be taxable Canadian property to a Non-Resident Holder for purposes of the Tax Act. A Non-Resident Holder who disposes of “taxable Canadian property” may be subject to tax under the Tax Act in respect of any capital gain realized on such disposition, unless such gain is exempt from tax in Canada under an applicable income tax treaty, and to certain notification and withholding rules contained in the Tax Act. Non-Resident Holders whose Zarlink Securities constitute taxable Canadian property should consult with their own tax advisors regarding any resulting Canadian reporting requirements and with respect to the potential income tax consequences to them of not disposing of their Zarlink Securities pursuant to the Offers.

17.	CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of the material U.S. federal income tax consequences to certain beneficial owners that dispose of Zarlink Shares or Zarlink Debentures (individually, “Zarlink Securities” for purposes of this Section 17) to the Offeror pursuant to the Share Offer or Debenture Offer (individually, the “Offer” for purposes of this section 17), respectively. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, referred to herein as the “Code”, and the laws, regulations, rulings, and decisions in effect on the date of this document, all of which are subject to change (possibly with retroactive effect) and to differing interpretations. In addition, this discussion only applies to holders that beneficially own Zarlink Securities as capital assets, and does not address tax consequences that may be relevant to holders of Zarlink Securities that may be subject to special tax treatment under the Code, such as holders of restricted Zarlink Shares, holders who are brokers, dealers or traders in securities or foreign currency, traders in securities that elect to apply a mark-to-market method of accounting, insurance companies, tax-exempt organizations, banks, financial institutions, broker-dealers, real estate investment trusts, regulated investment companies, grantor trusts, holders that own or have owned more than 5% of Zarlink Shares, holders who hold Zarlink Securities as part of a hedge, straddle, conversion, or other risk reduction transaction, or who acquired Zarlink Securities pursuant to the exercise of compensatory stock options or warrants or otherwise as compensation.

The Offeror has not requested a ruling from the Internal Revenue Service (the “IRS”) in connection with the Offers related transactions. Accordingly, the discussion below neither binds the IRS nor precludes it from adopting a contrary position.

For purposes of this discussion, a “U.S. Holder” is any beneficial owner of Zarlink Securities that is:

(a)	an individual citizen or resident of the United States;

(b)	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof;

(c)	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

(d)	a trust if either (i) the trust is subject to the primary supervision of a court within the United States and one or more U.S. persons as described in Section 7701(a)(30) of the Code have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

A “Non-US Holder” is a beneficial owner (other than a partnership) of Zarlink Securities that is not a U.S. Holder.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds Zarlink Securities, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. A partnership holding Zarlink Securities, or a partner in such partnership should consult their tax advisors as to the particular U.S. federal income tax consequences of the Offers.

To ensure compliance with Treasury Department Circular 230, you are hereby notified that: (A) any discussion of U.S. federal income tax issues in the Circular is not intended or written to be relied upon, and cannot be relied upon, by you for the purpose of avoiding penalties that may be imposed on you under the Internal Revenue Code; (B) such discussion is included herein by the Offeror in connection with the promotion or marketing (within the meaning of Circular 230) of the transactions or matters addressed herein; and (C) you should seek advice based on your particular circumstances from an independent tax advisor.

Sale of Zarlink Securities by U.S. Holders

The receipt of cash by a holder of Zarlink Securities, pursuant to either of the Offers or pursuant to a Compulsory Acquisition, will be a taxable transaction for U.S. federal income tax purposes. In general, a holder of Zarlink Securities will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the amount of cash that the holder receives in either of the Offers and that holder’s adjusted tax basis in its Zarlink Securities. Such gain or loss should be capital gain or loss if the holder holds its Zarlink Securities as a capital asset, and generally will be long-term capital gain or loss if, at the effective date of the Offers, the holder has held its Zarlink Securities for more than one year. For holders of Zarlink Debenture, any amounts received in the Offers that are attributed to accrued but unpaid interest would be taxable as ordinary income rather than capital gain or loss. The deductibility of capital losses is subject to certain limitations. U.S. Holders of Zarlink Securities are urged to consult their tax advisors regarding the tax consequences if a foreign withholding tax is imposed on the sale of Zarlink Securities, including the availability of the foreign tax credit under their particular circumstances.

Sale of Zarlink Securities by Non-U.S. Holders

A Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain realized from the sale of Zarlink Securities pursuant to either of the Offers or a Compulsory Acquisition unless:

(a)	the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States); or

(b)	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the sale and certain other requirements are met.

Unless an applicable tax treaty provides otherwise, the gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis in the same manner as if such holder were a U.S. person. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable tax treaty).

Gain described in the second bullet point above generally will be subject to U.S. federal income tax at a flat 30% rate (or such a lower rate specified by an applicable income tax treaty), but may be offset by U.S. source capital losses of the Non-U.S. Holder.

THE U.S. FEDERAL INCOME TAX CONSEQUENCES SET FORTH ABOVE ARE INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY AND ARE BASED UPON CURRENT LAW. BECAUSE INDIVIDUAL CIRCUMSTANCES MAY BE DIFFERENT, EACH BENEFICIAL OWNER OF ZARLINK SECURITIES IS URGED TO CONSULT SUCH BENEFICIAL OWNER’S TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES TO EACH SUCH BENEFICIAL OWNER OF THE OFFERS, INCLUDING THE APPLICATION OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

18.	DEPOSITARY

Equity Financial Trust Company is acting as depository under the Offers. The Depositary will receive deposits of certificates representing Zarlink Securities and accompanying Letters of Transmittal at the office specified in the Letters of Transmittal. The Depositary will receive Notices of Guaranteed Delivery at the office specified in the Notice of Guaranteed Delivery. The Depositary will also be responsible for giving certain notices, if required, and disbursing consideration for Zarlink Securities purchased by the Offeror under the Offers. The Depositary will receive reasonable and customary compensation from the Offeror for its services in connection with the Offers, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under applicable Laws.

The Depositary may contact Securityholders by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offers to Securityholders.

19.	INFORMATION AGENT

The Offeror has retained the services of The Laurel Hill Advisory Group Company to serve as information agent and to assist with Securityholders identification and communication in respect of the Offers. The Information Agent will receive reasonable and customary compensation for its services in connection with the Offers, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities that may arise out of the performance of its obligations as information agent. The Information Agent may contact Securityholders by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offers to Securityholders.

Inquiries may be directed to the Information Agent’s North American Toll Free Number: 1-877-452-7184.

20.	DEALER MANAGER AND SOLICITING DEALER GROUP

The Offeror may, in its sole discretion, retain the services of a dealer manager to form and manage a soliciting dealer group to solicit acceptances of the Offers on terms and conditions, including the payment of fees and reimbursement of expenses, as are customary in a retainer agreement for such services. The cost of solicitation will be borne by the Offeror. No fee or commission will be payable by Securityholders who transmit their Zarlink Securities directly to the Depositary to accept the Offers. The Offeror expects that if a dealer manager is engaged and/or a soliciting dealer group is formed, then the Offeror will provide notice of such event by press release and/or such other means as the Offeror may determine. Investment advisors or registered representatives employed by soliciting dealers, if any, may solicit their clients to deposit their Zarlink Securities to the Offers. Soliciting dealers may pay an investment advisor or registered representative a portion of the solicitation fee, if any, for each Zarlink Security deposited to the Offers by clients of or served by the investment advisor or registered representative.

21.	EXPENSES OF THE OFFERS

The Offeror estimates that if it acquires all of the Zarlink Securities not already held by the Offeror and its affiliates, the amount required to be paid by the Offeror for related fees and expenses, including legal, financial advising, accounting, filing and printing costs, and the cost of preparing and mailing the Offers, will be approximately $5 million.

22.	STATUTORY RIGHTS

Securities legislation in the provinces and territories of Canada provides Securityholders with, in addition to any other rights they may have at Law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to those Securityholders. However, such rights must be exercised within prescribed time limits. Securityholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult a lawyer.

APPROVAL AND CERTIFICATE OF 0916753 B.C. ULC

Dated: August 17, 2011

The contents of the Offers and the Circular have been approved and the sending, communication or delivery thereof to the Securityholders has been authorized by the board of directors of 0916753 B.C. ULC.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

0916753 B.C. ULC

(Signed) JAMES J. PETERSON	(Signed) STEVEN G. LITCHFIELD

President and Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors of 0916753 B.C. ULC

(Signed) DAVID GOREN	(Signed) JOHN M. HOLTRUST

Director	Director

APPROVAL AND CERTIFICATE OF MICROSEMI CORPORATION

Dated: August 17, 2011

The contents of the Offers and the Circular have been approved and the sending, communication or delivery thereof to the Securityholders has been authorized by the board of directors of Microsemi Corporation.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

MICROSEMI CORPORATION

(Signed) JAMES J. PETERSON	(Signed) JOHN W. HOHENER

President and Chief Executive Officer	Executive Vice President, Chief Financial Officer, Secretary and Treasurer

On behalf of the Board of Directors

(Signed) THOMAS R. ANDERSON	(Signed) DENNIS R. LEIBEL

Director	Director

CONSENT OF STIKEMAN ELLIOTT LLP

To:    The Directors of Microsemi Corporation and 0916753 B.C. ULC

We hereby consent to the reference to our opinion contained under “Certain Canadian Federal Income Tax Considerations” in the Circular accompanying the Offers dated August 17, 2011 made by the Offeror and Microsemi to the holders of common shares and the holders of the 6% unsecured, subordinated convertible debentures maturing on September 30, 2012 of Zarlink Semiconductor Inc.

(Signed) STIKEMAN ELLIOTT LLP

Montréal, Canada

August 17, 2011

Any questions and requests for assistance may be directed to the Information Agent:

North American Toll-Free:

1-877-452-7184

Banks Brokers or Collect Calls: 416-304-0211

Email: assistance@laurelhill.com

The Depositary for the Offers is:

By Registered Mail, Mail, Hand or Courier

Toronto

200 University Avenue

Suite 400

Toronto, Ontario

M5H 4H1

Attention: Corporate Actions

Inquiries

North American Toll Free: 1-866-393-4891

Telephone: 416-361-0152

Facsimile: 416-361-0470

E-Mail: investor@equityfinancialtrust.com

The instructions accompanying this Letter of Transmittal should be read carefully before this Letter of Transmittal is completed. The Depositary, the Information Agent (see the back page of this document for addresses and telephone numbers) or your broker or other financial advisor will assist you in completing this Letter of Transmittal.

LETTER OF TRANSMITTAL

for Deposit of Common Shares and associated SRP Rights of

ZARLINK SEMICONDUCTOR INC.

to be deposited pursuant to the Share Offer dated August 17, 2011 made by

0916753 B.C. ULC, an indirect wholly-owned subsidiary of

MICROSEMI CORPORATION

THE SHARE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME)

ON SEPTEMBER 22, 2011, UNLESS WITHDRAWN OR EXTENDED BY THE OFFEROR.

This Letter of Transmittal, properly completed and duly executed, or a manually executed facsimile hereof, together with all other required documents, must accompany certificates representing common shares, together with any associated rights (the “SRP Rights”) issued and outstanding under the Shareholder Rights Plan (together, the “Zarlink Shares”), of Zarlink Semiconductor Inc. (“Zarlink”) deposited pursuant to the offer to purchase Zarlink Shares (the “Share Offer” and together with the Debenture Offer, the “Offers”) dated August 17, 2011 made by 0916753 B.C. ULC (the “Offeror”), an indirect wholly-owned subsidiary of Microsemi Corporation.

The terms and conditions of the Share Offer are incorporated by reference in this Letter of Transmittal. Capitalized terms used, but not defined, in this Letter of Transmittal and which are defined in the Offers shall have the same meanings herein as given to them in the Offers and the take-over bid circular accompanying and forming part of the Offers (the “Circular”) dated August 17, 2011.

PLEASE CAREFULLY READ THE INSTRUCTIONS SET OUT BELOW BEFORE COMPLETING THIS LETTER OF TRANSMITTAL.

Shareholders who wish to deposit Zarlink Shares pursuant to the Share Offer but whose certificates for such Zarlink Shares are not immediately available or who cannot deliver all the certificates and all other required documents to the Depositary at or before the Expiry Time must deposit their Zarlink Shares according to the guaranteed delivery procedure set forth in Section 3 of the Offers, “Manner of Acceptance – Procedure for Guaranteed Delivery”. See also Instruction 2, “Procedure for Guaranteed Delivery”.

Shareholders may also accept the Share Offer by following the procedures for book-entry transfer set forth in Section 3 of the Offers, “Manner of Acceptance — Book-Entry Transfer”, provided that the confirmation of a book-entry transfer of Zarlink Shares into the Depositary’s account at CDS Clearing and Depository Services Inc. (“CDS”) or a properly completed Letter of Transmittal and any other required documents are received by the Depositary at its office in Toronto, Ontario, Canada prior to the Expiry Time.

The Depositary, the Information Agent or your broker or other financial advisor can assist you in completing this Letter of Transmittal (see back page of this Letter of Transmittal for addresses and telephone numbers). Shareholders whose Zarlink Shares are registered in the name of an investment advisor, stockbroker, bank, trust company or other nominee should contact such nominee if they wish to accept the Share Offer.

This Letter of Transmittal is to be used if certificates are to be forwarded herewith.

Delivery of this Letter of Transmittal to an address other than as set forth below will not constitute a valid delivery to the Depositary. You must sign this Letter of Transmittal in the appropriate space provided below and, if you are a U.S. Shareholder, you must also complete the Substitute Form W-9 forming part of this Letter of Transmittal. See Instruction 7, “Substitute Form W-9”.

To:	0916753 B.C. ULC, an indirect wholly-owned subsidiary of Microsemi Corporation

–and–

To:	Equity Financial Trust Company (the “Depositary”) at its office set out herein.

The undersigned delivers to you the enclosed certificate(s) for Zarlink Shares. The undersigned understands that by depositing the Zarlink Shares to the Share Offer, the undersigned will be deemed to have deposited the associated SRP Rights. Shareholders are required to deposit one SRP Right for each Zarlink Share in order to effect a valid deposit of such Zarlink Share or, if available, a Book-Entry Confirmation must be received by the Depositary with respect thereto. No additional payment will be made for the SRP Rights and no amount of the consideration to be paid by the Offeror will be allocated to the SRP Rights. The following are the details of the enclosed certificate(s):

DESCRIPTION OF ZARLINK SHARES DEPOSITED

Name(s) in which Registered	Certificate Number(s)*	Number of Zarlink Shares Represented by Certificate*	Number of Zarlink Shares Deposited*

TOTAL:

*	Need not be completed if transfer is made by book-entry.

(If this space is insufficient, please attach a list in the above form)

DESCRIPTION OF SRP RIGHTS DEPOSITED**

Name(s) in which Registered	Certificate Number(s)	Number of SRP Rights Represented by Certificate	Number of SRP Rights Deposited*

TOTAL:

*	Unless otherwise indicated, the total number of Zarlink Shares and SRP Rights evidenced by all certificates delivered will be deemed to have been deposited. Refer to Instruction 6 of this Letter of Transmittal, “Partial Tenders”.
**	Need not be completed if the Separation Time has not occurred prior to the Expiry Time.

The following procedures must be followed in order to effect the valid deposit of SRP Rights. If the Separation Time does not occur prior to the Expiry Time, a deposit of Zarlink Shares will also constitute a deposit of the associated SRP Rights. If the Separation Time occurs prior to the Expiry Time and Rights Certificates are distributed to Shareholders prior to the time that a Shareholder deposits its Zarlink Shares pursuant to the Share Offer, in order for the Zarlink Shares to be validly deposited, Rights Certificate(s) representing SRP Rights equal in number to the number of Zarlink Shares deposited must be delivered to the Depositary. If the Separation Time occurs prior to the Expiry Time and Rights Certificates are not distributed to Shareholders by the time that a Shareholder deposits its Zarlink Shares pursuant to the Share Offer, the Shareholder may deposit its SRP Rights prior to receiving Rights Certificate(s) by using the procedures for guaranteed delivery described herein. In any case, a deposit of Zarlink Shares constitutes an agreement by the Shareholder to deliver Rights Certificate(s) representing the associated SRP Rights to the Depositary prior to 5:00 p.m. (Toronto time) on the third trading day on the TSX after the date, if any, that Rights Certificates are distributed to Shareholders. The Offeror reserves the right to require, if the Separation Time occurs prior to the Expiry Time, that the Depositary receives Rights Certificate(s) from a Shareholder representing such SRP Rights prior to the Offeror taking up the Deposited Shares for payment pursuant to the Share Offer.

The undersigned:

(a)	acknowledges receipt of the Share Offer and accompanying Circular and acknowledges that there will be a binding agreement between the undersigned and the Offeror, effective immediately following the time at which the Offeror takes up the Zarlink Shares (including associated SRP Rights) deposited by the undersigned pursuant to this Letter of Transmittal, in accordance with the terms and conditions of the Share Offer;

(b)	delivers to you the enclosed certificate(s) representing Zarlink Shares and all SRP Rights for each Zarlink Share (unless deposit is to be made pursuant to the procedure for deposit by book-entry transfer set forth in Section 3 of the Offers “Manner of Acceptance — Book-Entry Transfer”) and, subject only to the provisions of the Offers regarding withdrawal, irrevocably accepts the Share Offer for and in respect of the Zarlink Shares (including associated SRP Rights) represented by such certificates (the “Deposited Shares”) and, on and subject to the terms and conditions of the Share Offer, deposits, sells, assigns and transfers to the Offeror all right, title and interest (including the SRP Rights) in and to the Deposited Shares, including any and all dividends, distributions, payments, securities, property or other interests accrued, declared, paid, issued, transferred, made or distributed on or in respect of the Deposited Shares on or after August 17, 2011 (the date of the Offers). If, notwithstanding such assignment, any distributions are received by or made payable to or to the order of the undersigned, then:

(i)	in the case of any such cash dividend, distribution or payment, the amount of the dividend, distribution or payment (other than Scheduled Interest Payment) shall be received and held by the undersigned depositing Shareholder for the account of the Offeror until the Offeror pays for such Zarlink Shares, and to the extent that such dividend, distribution or payment does not exceed the purchase price per Zarlink Share payable in cash by the Offeror pursuant to the Share Offer, the purchase price per Zarlink Share payable by the Offeror pursuant to the Share Offer in cash will be reduced by the amount of any such dividend, distribution or payment; and

(ii)

in the case of any such cash dividend, distribution or payment that exceeds the purchase price per Zarlink Share payable in cash by the Offeror pursuant to the Share Offer, or in the case of any non-cash dividend, distribution, payment, right or interest, the whole of any such dividend, distribution, payment, right or other interest, will be received and held by the undersigned depositing Shareholder for the account of the Offeror and shall be required to be promptly remitted and transferred by the undersigned depositing Shareholder to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as the owner of any such dividend, distribution, payment, right or other interest and may withhold the entire purchase price payable by the Offeror pursuant to the Share Offer or deduct from the consideration payable by the Offeror pursuant to the Share Offer the amount or value thereof, as determined by the Offeror in its sole discretion;

(c)	acknowledges that the Offeror reserves the right to require, if a Separation Time occurs prior to the Expiry Time, that the Depositary receives Rights Certificate(s) from the undersigned representing any SRP Rights prior to the Offeror taking up the Deposited Shares for payment pursuant to the Share Offer;

(d)	acknowledges and agrees that the execution of this Letter of Transmittal irrevocably appoints the Offeror, and any other person designated by the Offeror in writing, as the true and lawful agent, attorney and attorney-in-fact of the Shareholder delivering this Letter of Transmittal with respect to the Deposited Shares;

(e)	acknowledges and agrees that this power of attorney is granted irrevocably upon execution of this Letter of Transmittal and shall in all cases be effective on and after the time that the Offeror takes up and pays for the Deposited Shares (the “Effective Time”), with full power of substitution, in the name of and on behalf of such holder (such power of attorney being deemed to be an irrevocable power coupled with an interest) (i) to register or record the transfer or cancellation of Deposited Shares on the appropriate registers, (ii) to vote, execute and deliver any instruments of proxy, authorizations or consents in form and on terms satisfactory to the Offeror in respect of any Deposited Shares, revoke any such instrument, authorization or consent given prior to or after the Effective Time, and/or designate in any such instruments of proxy any person(s) as the proxy or the proxy nominee(s) of the Shareholder in respect of such Deposited Shares for all purposes, (iii) to execute, endorse and negotiate any cheques or other instruments respecting any distribution payable to the Shareholder in respect of such Deposited Shares, and (iv) to exercise any other rights of the undersigned with respect to such Deposited Shares;

(f)	agrees upon the execution of this Letter of Transmittal, effective from and after the Effective Time (i) not to vote any of the Deposited Shares at any meeting of holders of those securities, (ii) not to exercise any other rights or privileges attached to the Deposited Shares, and (iii) to deliver to the Offeror any and all instruments of proxy, authorizations or consents received in respect of the Deposited Shares;

(g)	acknowledges that upon such appointment, all prior proxies given by the holder of such Deposited Shares with respect thereto shall be revoked and no subsequent proxies may be given by such holder with respect thereto;

(h)	agrees to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Deposited Shares to the Offeror and acknowledges that all authority therein conferred or agreed to be conferred shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, personal representatives, successors and assigns of the holder, as the case may be;

(i)	agrees that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Zarlink Shares deposited pursuant to the Share Offer and of any notice of withdrawal shall be determined by the Offeror in its sole discretion and that such determination shall be final and binding and acknowledges that there is no duty or obligation upon the Offeror, the Depositary, the Information Agent or any other person to give notice of any defect or irregularity in any deposit or notice of withdrawal and no liability will be incurred by any of them for failure to give any such notice;

(j)

represents and warrants that (i) the undersigned has full power and authority to deposit, sell, assign and transfer the Deposited Shares being deposited, (ii) the undersigned or the person on whose behalf the Deposited Shares are being deposited owns the Deposited Shares which are being deposited free and clear of all liens, restrictions, charges, encumbrances, claims, equities and rights of others, (iii) the deposit of such Deposited Shares complies with applicable securities laws, and (iv) when such Deposited Shares are taken up and paid for by the Offeror, the Offeror will acquire good title thereto free and clear of all liens, restrictions, charges, encumbrances, claims, equities, and rights of others. The acceptance of the Share Offer pursuant to the procedures set forth above shall constitute an agreement between the depositing Shareholder and the Offeror in accordance with the terms and conditions of the Share Offer; and

(k)	directs the Offeror and the Depositary, upon the Offeror taking up the Deposited Shares, (i) to either (a) issue or cause to be issued a cheque or cheques in the full amount to which the undersigned is entitled in respect of the Deposited Shares pursuant to the Share Offer, in the name indicated below, and to send such cheque or cheques as the case may be to the address, or hold the same for pickup, as indicated below, or (b) in the case of Zarlink Shares deposited by book-entry transfer of such Zarlink Shares pursuant to the procedures set forth in Section 3 of the Offers, “Manner of Acceptance — Book-Entry Transfer”, to credit the depositing holder’s account maintained with CDS with the full amount with the purchase price for the Deposited Shares accepted for purchase by the Offeror and (ii) to return any certificates for Deposited Shares not deposited or purchased under the Share Offer by either (a) sending new certificates representing Zarlink Shares not purchased or by returning the deposited certificates (and other relevant documents) to the address indicated herein, or (b) in the case of Zarlink Shares deposited by book-entry transfer to transfer such Zarlink Shares pursuant to the procedures set forth in “Manner of Acceptance — Book-Entry Transfer” in Section 3 of the Offers, crediting such Zarlink Shares to the depositing holder’s account maintained with CDS (and, in the case of both (i) and (ii) above, if no name, address or delivery instructions are indicated, to the undersigned at the address of the undersigned as shown on the appropriate registers maintained by Zarlink).

By reason of the use of the undersigned of an English language form of Letter of Transmittal, the undersigned, the Offeror, and the Depositary shall be deemed to have required that any contract evidenced by the Share Offer as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l’usage d’une lettre d’envoi en langue anglaise par le soussigné, le soussigné et les destinataires sont présumés avoir requis que tout contrat attesté par l’offre et son acceptation par cette lettre d’envoi, de même que tous les documents qui s’y rapportent, soient rédigés exclusivement en langue anglaise.

BLOCK A REGISTRATION AND PAYMENT INSTRUCTIONS (see items 3 and 4 of the instructions) ISSUE CHEQUE(S) IN THE NAME OF: (please print or type)	BLOCK B DELIVERY INSTRUCTIONS (see item 4 of the instructions) SEND CHEQUE(S) (UNLESS BOX C IS CHECKED) TO: (please print or type) ☐ Same address as block A or to:

(Name)	(Name)
(Street Address and Number)
(City and Province or State)	(Street Address and Number)
(Country and Postal or Zip Code)
(Telephone — Business Hours)	(City and Province or State)
(Tax Identification, Social Insurance No. or Social Security No.) (See Substitute Form W-9 included herein)	(Country and Postal or Zip Code)

BLOCK C SPECIAL PICK-UP INSTRUCTIONS

☐	CHECK HERE IF YOU WANT THE DEPOSITARY TO HOLD CHEQUE(S) FOR PICK-UP AT THE OFFICE OF THE DEPOSITARY WHERE THIS LETTER OF TRANSMITTAL IS DEPOSITED

BLOCK D DEPOSIT PURSUANT TO NOTICE OF GUARANTEED DELIVERY (see item 2 of the instructions)

☐	CHECK HERE IF ZARLINK SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE DEPOSITARY AND COMPLETE THE FOLLOWING: (please print or type)

Name of Registered Holder:

Date of Execution of Notice of Guaranteed Delivery:

Name of Institution which Guaranteed Delivery:

Window Ticket Number/Receipt (if any):

BLOCK E
Indicate whether you are a U.S. Shareholder (as defined below) or are acting on behalf of a
U.S. Shareholder.

❒       The owner signing below represents that it is not a U.S. Shareholder and is not acting on behalf of a U.S. Shareholder;

OR

❒       The owner signing below represents that it is a U.S. Shareholder or is acting on behalf of a U.S. Shareholder.

A “U.S. Shareholder” is any Shareholder that is either (A) providing an address in Block A or B that is located within the United States or any territory or possession thereof, or (B) a U.S. person for United States federal income tax purposes. If you are a U.S. Shareholder or are acting on behalf of a U.S. Shareholder, then in order to avoid backup withholding of U.S. federal income tax you must complete the Substitute Form W-9 included below or otherwise provide certification that you are exempt from backup withholding, as provided in the instructions.

SHAREHOLDER SIGNATURE

By signing below, the undersigned expressly agrees to the terms and conditions set forth above.

Signature guaranteed by (if required under Instruction 4):	Signature of Shareholder or Authorized Representative (to this Letter of Transmittal):

DATED:

Authorized Signature of Guarantor	Signature of Shareholder or Authorized Representative (see Instructions 3, 4 and 5 to this Letter of Transmittal)

Name of Guarantor (please print or type)	Name of Shareholder or Authorized Representative (Please print or type)

Address of Guarantor (please print or type)	Telephone number (business hours) of Shareholder or Authorized Representative

Social Insurance Number or Social Security Number or Tax Identification Number of Shareholder

Additional Signatures for Joint Shareholders (if required):

DATED:

Signature of Shareholder or Authorized Representative (see Instructions 3, 4 and 5 to this Letter of Transmittal)

Name of Shareholder or Authorized Representative (Please print or type)

Telephone number (business hours) of Shareholder or Authorized Representative

Name of Authorized Representative, if applicable (please print or type)

INSTRUCTIONS AND RULES

1.	Use of Letter of Transmittal

(a)	This Letter of Transmittal (or a manually signed facsimile thereof) properly completed and signed, together with accompanying certificates representing the Deposited Shares and all other documents required by the terms of the Share Offer and this Letter of Transmittal must be received by the Depositary at its office specified on the back page of this document at or prior to 5:00 p.m. (Toronto time) on September 22, 2011, being the Expiry Time, unless the Share Offer is extended or withdrawn by the Offeror or unless the procedures for guaranteed delivery set out in paragraph 2 below are employed.

(b)	The method used to deliver this Letter of Transmittal and any accompanying certificates representing Zarlink Shares and all other required documents is at the option and risk of the person depositing same, and delivery will be deemed effective only when such documents are actually received. The Offeror recommends that the necessary documentation be hand delivered to the Depositary at its office specified on the back page of this document, and a receipt obtained; otherwise, the use of registered mail with return receipt requested, properly insured, is recommended. Shareholders whose Zarlink Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee must contact their nominee holder to arrange for the deposit of those Zarlink Shares.

2.	Procedure for Guaranteed Delivery

If a Shareholder wishes to deposit Zarlink Shares (including associated SRP Rights) under the Share Offer and (a) the certificate(s) representing the Zarlink Shares and/or if the Separation Time has occurred prior to the Expiry Time, the Rights Certificate(s) representing the associated SRP Rights is (are) not immediately available, (b) the Shareholder cannot complete the procedure for book-entry transfer of the Zarlink Shares on a timely basis, (c) the certificate(s) and all other required documents cannot be delivered to the Depositary prior to the Expiry Time or (d) if the Separation Time has occurred prior to the Expiry Time but Rights Certificates have not been distributed to Shareholders prior to the Expiry Time, those Zarlink Shares (including associated SRP Rights) may nevertheless be deposited under the Share Offer provided all of the following conditions are met:

(a)	The deposit must be made by or through an Eligible Institution;

(b)	A properly completed and duly executed copy of the Notice of Guaranteed Delivery (or a manually signed facsimile hereof) must be received by the Depositary at its Toronto office as set forth in the Notice of Guaranteed Delivery (by hand, courier, facsimile transmission or mail) together with a guarantee to deliver by an Eligible Institution in the form set forth below at or prior to the Expiry Time; and

(c)	The certificate(s) representing the Deposited Shares and, if the Separation Time has occurred prior to the Expiry Time and Rights Certificates have been distributed to Shareholders prior to the Expiry Time, the Rights Certificates representing the associated SRP Rights, in proper form for transfer, together with a Letter of Transmittal in the accompanying form (or a manually signed facsimile thereof), properly completed and signed and all other documents required by the Letter of Transmittal, or, in the case of a book-entry transfer, a Book-Entry Confirmation with respect to the Deposited Shares, are received by the Depositary on or prior to 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Time; and

(d)	If the Separation Time has occurred prior to the Expiry Time but Rights Certificates have not been distributed to Shareholders prior to the Expiry Time, a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed with signatures guaranteed if so required in accordance with the Letter of Transmittal and all other documents required by the Letter of Transmittal or, in the case of Zarlink Shares deposited by book-entry transfer, a Book-Entry Confirmation, are received by the Depositary on or prior to 5:00 p.m. (Toronto time) on the third trading day on the TSX after the date, if any, that Rights Certificates are distributed to Shareholders.

The Notice of Guaranteed Delivery must be delivered by hand or courier or transmitted by facsimile transmission or mailed to the Depositary as set forth in the Notice of Guaranteed Delivery and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

3.	Signatures

This Letter of Transmittal must be completed and signed by the holder of Zarlink Shares accepting the Share Offer or by such holder’s duly authorized representative (in accordance with item 5 below).

(a)	If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) are owned of record by two or more joint owners both or all such owners must sign the Letter of Transmittal;

(b)	If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s) for Zarlink Shares, or if a cheque is to be issued to a person other than the registered owner(s):

(i)	such deposited certificate(s) must be endorsed or be accompanied by an appropriate share transfer power(s) of attorney duly and properly completed by the registered owner(s); and

(ii)	the signature(s) on such endorsement or share transfer power(s) of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in item 4 below.

4.	Guarantee of Signatures

If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Deposited Shares or if Deposited Shares not purchased are to be returned to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the registers of Zarlink or if the payment is to be issued in the name of a person other than the registered owner(s) of the Deposited Shares as shown on the registers of Zarlink, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

5.	Fiduciaries, Representations and Authorizations

Where this Letter of Transmittal is executed by a person on behalf of an executor, administrator, trustee, guardian, corporation, partnership or association or is executed by any other person acting in a representative capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Either of the Offeror or the Depositary, at its discretion, may require additional evidence of authority or additional documentation.

6.	Partial Tenders

If less than the total number of Zarlink Shares evidenced by any certificate submitted is to be deposited, fill in the number of Zarlink Shares to be deposited in the appropriate space on the front page of this Letter of Transmittal. In such case, new certificate(s) for the number of Zarlink Shares not deposited will be sent to the registered holder as soon as practicable after the Expiry Time (and provided such deposited Zarlink Shares are taken-up and paid for by the Offeror). The total number of Zarlink Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated on the front page of this Letter of Transmittal.

7.	Substitute Form W-9

Each U.S. Shareholder depositing Zarlink Shares to the Depositary is required to provide the Depositary with a correct U.S. taxpayer identification number (“TIN”) (generally the Shareholder’s social security number or federal employer identification number) and certain other information, on Substitute Form W-9, which is provided under “Important U.S. Tax Information for U.S. Shareholders Depositing Zarlink Shares to the Depositary” below. Failure to provide the information on this form may subject the depositing Shareholder to a US$50 or greater penalty imposed by the U.S. Internal Revenue Service and backup withholding of 28% of any payment made to such Shareholder pursuant to the Share Offer.

8.	Miscellaneous

(a)	If the space on this Letter of Transmittal is insufficient to list all certificates for Deposited Shares, additional certificate numbers and the number of Deposited Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b)	If Deposited Shares are registered in different forms of the same name (e.g. “John Doe” and “J. Doe”), a separate Letter of Transmittal should be signed for each different registration.

(c)	No alternative, conditional or contingent deposits will be accepted. All depositing Shareholders waive any right to receive any notice of acceptance of Deposited Shares for payment by execution of this Letter of Transmittal (or a facsimile thereof).

(d)	The Share Offer and any agreement resulting from the acceptance of the Share Offer will be construed in accordance with and governed by the laws of the Province of Ontario and the laws of Canada applicable therein and the holder of the Zarlink Shares covered by this Letter of Transmittal hereby unconditionally and irrevocably attorns to the jurisdiction of the courts of the Province of Ontario.

(e)	Additional copies of the Share Offer and Circular and the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained on request and without charge from the Depositary at its office at the address listed on the back page of this document.

9.	Lost Certificates

If a Zarlink Share certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary will forward such letter to Zarlink’s registrar and transfer agent so that the transfer agent may provide replacement instructions. If a Zarlink Share Certificate has been lost or destroyed, please ensure that you provide your telephone number so that the Depositary or Zarlink’s transfer agent may contact you.

IMPORTANT U.S. TAX INFORMATION FOR U.S. SHAREHOLDERS

DEPOSITING SHARES TO THE DEPOSITARY

Under U.S. federal income tax law, in order to avoid backup withholding on payments by the Offeror of cash made pursuant to the Share Offer, a U.S. Shareholder whose deposited Zarlink Shares are accepted for payment is required to provide the Depositary with such Shareholder’s correct TIN (e.g. social security number or employer identification number), certify under penalties of perjury that such TIN is correct, and provide certain other certifications on Substitute Form W-9 below, unless an exemption applies. If such Shareholder is an individual, the TIN is his or her social security number.

If the Depositary is not timely provided with the correct TIN, if the Shareholder fails to provide the required certification, or if the Shareholder fails to provide an adequate basis for an exemption, as the case may be, such Shareholder may be subject to penalties imposed by the Internal Revenue Service (“IRS”) and backup withholding in an amount currently imposed at a rate of 28% of the gross proceeds of any payment received pursuant to the Share Offer. Backup withholding is not an additional tax. Rather, the amount of the backup withholding can be credited against the U.S. federal income tax liability of the person subject to the backup withholding, provided the required information is given to the IRS. If backup withholding results in an overpayment of U.S. federal income tax, a refund may be obtained by the Shareholder upon the timely filing of a U.S. federal income tax return. In addition, failure to provide the correct information on the Substitute Form W-9 may subject the Shareholder to various penalties, including a US$50 penalty for each such failure, unless such failure is due to reasonable cause and not to willful neglect.

To prevent backup withholding on any payments made pursuant to the Share Offer, each U.S. Shareholder must provide the Depositary with (a) his or her correct TIN by completing the Substitute Form W-9 accompanying this Letter of Transmittal, which requires such Shareholder to certify under penalty of perjury: (1) that the TIN provided is correct (or that such Shareholder is awaiting a TIN); (2) that (i) the Shareholder is exempt from backup withholding; (ii) the Shareholder has not been notified by the IRS that he or she is subject to backup withholding as a result of a failure to report all interest or dividends; or (iii) the IRS has notified the Shareholder that he or she is no longer subject to backup withholding; and (3) that the Shareholder is a U.S. person (including a U.S. resident alien), or (b) if applicable, an adequate basis for exemption.

The U.S. Shareholder is required to give the Depositary the TIN of the registered holder of the Shares. If the Zarlink Shares are registered in more than one name or are not registered in the name of the actual owner, consult the “Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9” (the “Form W-9 Guidelines”) which accompany this Letter of Transmittal for additional guidance on which number to report.

Certain U.S. Shareholders (including, among others, corporations, individual retirement accounts and certain foreign individuals and entities) are not subject to backup withholding but may be required to provide evidence of their exemption from backup withholding. To prevent possible erroneous backup withholding, an exempt Shareholder should indicate their exempt status in Part 2 of the Substitute Form W-9. See the Form W-9 Guidelines for more instructions.

If a U.S. Shareholder does not have a TIN, such Shareholder should: (i) consult the Form W-9 Guidelines for instructions on applying for a TIN; (ii) indicate “awaiting TIN” in Part 2 of the Substitute Form W-9; and (iii) sign and date the Substitute Form W-9 and the Certificate of Awaiting Taxpayer Identification Number. In such case, the Depositary may withhold 28% of the gross proceeds of any payment made to such Shareholder prior to the time a properly certified TIN is provided to the Depositary, and if the Depositary is not provided with a TIN within sixty (60) days, such amounts will be paid over to the IRS.

If the Substitute Form W-9 is not applicable to a U.S. Shareholder because such Shareholder is not a U.S. person for U.S. federal income tax purposes, such Shareholder will instead need to submit an appropriate and properly completed IRS Form W-8BEN, Form W8-ECI or Form W8-IMY, as the case may be, signed under penalties of perjury, attesting to such Shareholder’s exempt status. An appropriate IRS Form W-8 may be obtained from the Depositary.

A U.S. SHAREHOLDER WHO FAILS TO PROPERLY COMPLETE THE SUBSTITUTE FORM W-9 SET OUT IN THIS LETTER OF TRANSMITTAL OR, IF APPLICABLE, THE APPROPRIATE IRS FORM W-8, MAY BE SUBJECT TO BACKUP WITHHOLDING OF U.S. FEDERAL INCOME TAX OF 28% OF THE GROSS PROCEEDS OF ANY PAYMENTS MADE TO SUCH SHAREHOLDER PURSUANT TO THE SHARE OFFER. BACKUP WITHHOLDING IS NOT AN ADDITIONAL U.S. FEDERAL INCOME TAX. RATHER, THE U.S. FEDERAL INCOME TAX LIABILITY OF PERSONS SUBJECT TO BACKUP WITHHOLDING WILL BE REDUCED BY THE AMOUNT OF BACKUP WITHHOLDING TAX WITHHELD. IF SUCH WITHHOLDING RESULTS IN AN OVERPAYMENT OF U.S. FEDERAL INCOME TAXES, A REFUND MAY BE OBTAINED BY THE TIMELY FILING OF A U.S. FEDERAL INCOME TAX RETURN WITH THE IRS.

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, SHAREHOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS LETTER OF TRANSMITTAL IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY SUCH SHAREHOLDERS, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON SUCH SHAREHOLDERS UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS BEING USED IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) BY THE CORPORATION OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) EACH SHAREHOLDER SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

TO BE COMPLETED BY SHAREHOLDERS

THAT ARE U.S. PERSONS

(INCLUDING U.S. RESIDENT ALIENS)

(See “Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9” below)

SUBSTITUTE Form W-9 Department of the Treasury Internal Revenue Service Payer’s Request for Taxpayer Identification Number (TIN)	Please check the appropriate box indicating your status: ☐ Individual/Sole proprietor ☐ Corporation ☐ Partnership ☐ Other
Please fill out your name and address below: Name: Address (Number and street): City, State and Zip Code: Part 1 — PLEASE PROVIDE YOUR TIN IN THE BOX AT RIGHT AND CERTIFY BY SIGNING AND DATING BELOW
Social Security Number OR Employer Identification Number
	Part 2 — Awaiting TIN Exempt	☐ ☐

CERTIFICATION — UNDER PENALTIES OF PERJURY, I CERTIFY THAT: (1) The number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me) and (2) I am not subject to backup withholding either because (a) I am exempt from backup withholding; or (b) I have not been notified by the Internal Revenue Service (the “IRS”) that I am subject to backup withholding as a result of failure to report all interest and dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding.

CERTIFICATION INSTRUCTIONS — You must cross out item (2) above if you have been notified by the IRS that you are subject to backup withholding because of under-reporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS stating that you are no longer subject to backup withholding, do not cross out item (2). If you are exempt from backup withholding, check the applicable box in Part 2.

SIGNATURE DATE NAME (Please Print) ADDRESS (Number and street) City, State and Zip Code
NOTE:

FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACKUP WITHHOLDING OF 28 PERCENT OF ANY PAYMENT MADE TO YOU PURSUANT TO THE SHARE OFFER. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL DETAILS.

CONTINUED

SHAREHOLDERS MUST COMPLETE THE FOLLOWING CERTIFICATE IF THEY CHECKED

THE APPLICABLE BOX IN PART 2 OF SUBSTITUTE FORM W-9.

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number to the payor by the time of payment, 28% of all reportable payments made to me will be withheld until I provide a number and that, if I do not provide my taxpayer identification number within 60 calendar days, such retained amounts shall be remitted to the IRS as backup withholding.

Signature	Date

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION

NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number to Give the Payer. — Social Security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employer identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer.

For this type of account:	Give the NAME and SOCIAL SECURITY number of —
Individual	The individual

Two or more individuals (joint account)	The actual owner of the account or, if combined funds, any one of the individuals(1)

Custodian account of a minor (Uniform Gift to Minors Act)	The minor(2)

The usual revocable savings trust (grantor is also trustee)	The grantor-trustee(1)

So-called trust account that is not a legal or valid trust under state law	The actual owner(1)

Sole proprietorship or single-owner LLC	The owner(3)

For this type of account:	Give the NAME and EMPLOYER IDENTIFICATION number of —
A valid trust, estate, or pension trust	Legal entity (do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title.)(4)

Corporate or LLC electing corporate status on Form 8832	The corporation

Association, club, religious, charitable, educational or other tax-exempt organization	The organization

Partnership or Multi-Member LLC	The partnership

A Broker or registered nominee	The broker or nominee

Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receive agricultural program payments	The public entity

(1)	List first and circle the name of the person whose number you furnish.
(2)	Circle the minor’s name and furnish the minor’s social security number.
(3)	Show the name of the individual owner. Use either SSN or EIN.
(4)	List first and circle the name of the legal trust, estate, or pension trust.

NOTE:	IF NO NAME IS CIRCLED WHEN THERE IS MORE THAN ONE NAME, THE NUMBER WILL BE CONSIDERED TO BE THAT OF THE FIRST NAME LISTED.

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION

NUMBER ON SUBSTITUTE FORM W-9

How to Get a TIN

To apply for an SSN, obtain Form SS-5, Application for a Social Security Card, at the local office of the Social Security Administration or get this form on-line at www.ssa.gov/online/ss-5.pdf. You may also get this form by calling 1-800-772-1213. You can apply for an EIN online by accessing the IRS website at www.irs.gov/businesses and clicking on Employer ID Numbers under Business Topics. Use Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can get Form SS-4 from the IRS by calling 1-800-TAX-FORM (1-800-829-3676) or from the IRS web site at www.irs.gov.

If you do not have a TIN, write “Applied For” in Part 1, check the “Awaiting TIN” box in Part 2, sign and date the form in the two spaces indicated, and return it to the payer. For interest and dividend payments and certain payments made with respect to readily tradable instruments, you will generally have 60 calendar days to get a TIN and give it to the payer. If the payer does not receive your TIN within 60 calendar days, backup withholding, if applicable, will begin and continue until you furnish your TIN.

Note: Writing “Applied For” on the form means that you have already applied for a TIN or that you intend to apply for one soon. As soon as you receive your TIN, complete another Form W-9, include your TIN, sign and date the form, and return it to the payer.

Payees Exempt from Backup Withholding

Generally, individuals (including sole proprietors) are not exempt from backup withholding. Corporations are exempt from backup withholding for certain payments, such as interest and dividends.

Note: If you are exempt from backup withholding, you should still complete Substitute Form W-9 to avoid possible erroneous backup withholding. If you are exempt, enter your correct TIN in Part 1, check the “Exempt” box in Part 2, and sign and date the form.

Exempt Payees.

Backup withholding is not required on any payments made to the following payees:

1.	An organization exempt from tax under section 501(a), or an individual retirement plan (“IRA”), or a custodial account under section 403(b)(7), if the account satisfies the requirements of section 401(f)(2).

2.	The United States or any of its agencies or instrumentalities.

3.	A state, the District of Columbia, a possession of the United States, or any of their subdivisions or instrumentalities.

4.	A foreign government, a political subdivision of a foreign government, or any of their agencies or instrumentalities.

5.	An international organization or any of its agencies or instrumentalities.

Other payees that may be exempt from backup withholding include:

6.	A corporation.

7.	A foreign central bank of issue.

8.	A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States.

9.	A futures commission merchant registered with the Commodity Futures Trading Commission.

10.	A real estate investment trust.

11.	An entity registered at all times during the tax year under the Investment Company Act of 1940.

12.	A common trust fund operated by a bank under section 584(a).

13.	A financial institution.

14.	A middleman known in the investment community as a nominee or custodian.

15.	A trust exempt from tax under section 664 or described in section 4947.

Exempt payees described above should file Form W-9 to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, CHECK THE “EXEMPT” BOX IN PART 2 OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE PAYER.

Certain payments other than interest, dividends and patronage dividends that are not subject to information reporting are also not subject to backup withholding. For details, see sections 6041, 6041A, 6042, 6044, 6045, 6049, 6050A and 6050N, and their regulations.

Privacy Act Notice. Section 6109 of the Internal Revenue Code requires you to give your correct TIN to persons who must file information returns with the IRS to report interest, dividends, and certain other income paid to you, mortgage interest you paid, the acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA or Archer MSA or HSA. The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return. The IRS may also provide this information to the Department of Justice for civil and criminal litigation and to cities, states, the District of Columbia and U.S. possessions to carry out their tax laws. The IRS may also disclose this information to other countries under a tax treaty, or to federal and state agencies to enforce federal nontax criminal laws and to combat terrorism.

You must provide your TIN whether or not you are required to file a tax return. Payers must generally withhold 28% of taxable interest, dividends, and certain other payments to a payee who does not give a TIN to a payer. The penalties described below may also apply.

Penalties

Failure to Furnish TIN. If you fail to furnish your correct TIN to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

Civil Penalty for False Information With Respect to Withholding. If you make a false statement with no reasonable basis which results in no imposition of backup withholding, you are subject to a penalty of $500.

Criminal Penalty for Falsifying Information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

Failure to Report Certain Dividend and Interest Payments. If you fail to include any portion of an includible payment for interest, dividends or patronage dividends in gross income and such failure is due to negligence, a penalty of 20% is imposed on any portion of an underpayment attributable to that failure.

Misuse of TINs. If the payer discloses or uses TINs in violation of federal law, the payer may be subject to civil and criminal penalties.

FOR ADDITIONAL INFORMATION, CONTACT YOUR TAX ADVISOR OR THE INTERNAL REVENUE SERVICE

Any questions and requests for assistance may be directed to the Information Agent:

North American Toll-Free:

1-877-452-7184

Banks Brokers or Collect Calls: 416-304-0211

Email: assistance@laurelhill.com

The Depositary for the Share Offer is:

By Registered Mail, Mail, Hand or Courier

Toronto

200 University Avenue

Suite 400

Toronto, Ontario

M5H 4H1

Attention: Corporate Actions

Inquiries

North American Toll Free: 1-866-393-4891

Telephone: 416-361-0152

Facsimile: 416-361-0470

E-Mail: investor@equityfinancialtrust.com

THIS LETTER OF TRANSMITTAL IS FOR USE BY CDS CLEARING AND DEPOSITARY SERVICES INC. IN ACCEPTING THE DEBENTURE OFFER BY 0916753 B.C. ULC, AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF MICROSEMI CORPORATION TO PURCHASE ALL OF THE OUTSTANDING DEBENTURES OF ZARLINK SEMICONDUCTOR INC. REFERRED TO BELOW

LETTER OF TRANSMITTAL

FOR USE BY CDS CLEARING AND DEPOSITARY SERVICES INC. TO DEPOSIT

ALL OF THE OUTSTANDING

6% UNSECURED, SUBORDINATED CONVERTIBLE DEBENTURES

MATURING ON SEPTEMBER 30, 2012 OF

ZARLINK SEMICONDUCTOR INC.

pursuant to the Debenture Offer

by

0916753 B.C. ULC, an indirect wholly-owned subsidiary of

MICROSEMI CORPORATION

THE DEBENTURE OFFER (DEFINED BELOW) WILL BE OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 22, 2011, UNLESS THE DEBENTURE OFFER IS EXTENDED OR WITHDRAWN.

This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany the certificate(s) for the 6% unsecured, subordinated convertible debentures maturing on September 30, 2012 (the “Zarlink Debentures”) of Zarlink Semiconductor Inc. (“Zarlink”) deposited by CDS Clearing and Depositary Services Inc. (“CDS” or the “undersigned”) pursuant to the offer to purchase the Zarlink Debentures (the “Debenture Offer”, and together with the Share Offer, the “Offers”) and the accompanying circular dated August 17, 2011 made by 0916753 B.C. ULC (the “Offeror”), an indirect wholly-owned subsidiary of Microsemi Corporation (“Microsemi”), to holders of Zarlink Debentures (the “Debentureholders”).

The terms and conditions of the Offers are incorporated by reference into this Letter of Transmittal.

Capitalized terms used but not defined in this Letter of Transmittal which are defined in the Offers and accompanying Circular have the respective meanings set out in the Offers and Circular.

PLEASE READ CAREFULLY THE INSTRUCTIONS AND RULES SET FORTH BELOW BEFORE COMPLETING THIS LETTER OF TRANSMITTAL.

To:	0916753 B.C. ULC, an indirect wholly-owned subsidiary of Microsemi Corporation

–and–

To:	Equity Financial Trust Company (the “Depositary”) at its office set out herein.

Dear Sirs/Mesdames:

1.	CDS delivers to you the Zarlink Debentures described below (the “Deposited Debentures”) and, subject only to the provisions of the Debenture Offer regarding withdrawal, irrevocably accepts the Debenture Offer for such Deposited Debentures upon the terms and conditions in the Debenture Offer and hereby assigns all right, title and interest therein to the Offeror. The following are the details of the Deposited Debentures:

DESCRIPTION OF DEPOSITED DEBENTURES

Box 1 – Zarlink Debentures Deposited

(if sufficient space, attach a list in the form below)

Name in which registered	Zarlink Debenture Certificate Number (if applicable)*	Principal Amount of Zarlink Debenture Represented by Certificate*	Principal Amount of Zarlink Debentures Deposited
CDS Clearing and Depositary Services Inc.

TOTAL:

*	Need not be completed if transfer is made by book-entry.

Terms and Conditions of Tender

The undersigned:

2.	acknowledges receipt of the Debenture Offer and the accompanying Circular and represents and warrants that: (a) the undersigned has full power and authority to deposit, sell, assign and transfer the Deposited Debentures being deposited and all interests therein and has not sold, assigned or transferred or agreed to sell, assign or transfer any of such Deposited Debentures (or interests therein) to any other person; (b) the undersigned depositing the Deposited Debentures, or on whose behalf such Deposited Debentures are being deposited, owns the Deposited Debentures free and clear of all liens, restrictions, chargers, encumbrances, claims, equities and rights of others; (d) the deposit of such Deposited Debentures complies with applicable securities laws; and (d) when such Deposited Debentures are taken up and paid for by the Offeror, the Offeror will acquire good title thereto free and clear of all liens, restrictions, charges, encumbrances, claims, equities and rights of others.

3.

subject only to the provisions of the Offers regarding withdrawal, agrees that Zarlink Debentures acquired pursuant to the Debenture Offer shall be transferred by the Debentureholder and acquired by the Offeror free and clear of all liens, charges, encumbrances, claims, equities and rights of others and together with all rights and benefits arising therefrom, including, without limitation, the right to any and all dividends, distributions, payments, securities, rights, assets or other interest which may be declared, paid, issued, distributed, made or transferred after the date of the Debenture Offer, on or in respect of Zarlink Debentures, other than a regularly scheduled interest payment in respect of the Zarlink Debentures due on any Interest Payment Date (as such term is defined in Zarlink Debenture Indenture) pursuant to the terms of the Zarlink

Debenture Indenture (each a “Scheduled Interest Payment”). If, notwithstanding such assignment, any distributions are received by or made payable to or to the order of the undersigned, then:

(i)	in the case of any such cash dividend, distribution or payment, the amount of the dividend, distribution or payment (other than Scheduled Interest Payment) shall be received and held by the undersigned depositing Debentureholder for the account of the Offeror until the Offeror pays for such Zarlink Debenture, and to the extent that such dividend, distribution or payment does not exceed the purchase price per Zarlink Debenture payable in cash by the Offeror pursuant to the Debenture Offer, the purchase price per Zarlink Debenture payable by the Offeror pursuant to the Debenture Offer in cash will be reduced by the amount of any such dividend, distribution or payment; and

(ii)	in the case of any such cash dividend, distribution or payment (other than Scheduled Interest Payment) that exceeds the purchase price per Zarlink Debenture payable in cash by the Offeror pursuant to the Debenture Offer, or in the case of any non-cash dividend, distribution, payment, right or interest, the whole of any such dividend, distribution, payment, right or other interest, will be received and held by the undersigned depositing Debentureholder for the account of the Offeror and shall be required to be promptly remitted and transferred by the depositing Debentureholder to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance, the Offeror will be entitled to all rights and privileges as the owner of any such dividend, distribution, payment, right or other interest and may withhold the entire purchase price payable by the Offeror pursuant to the Debenture Offer or deduct from the consideration payable by the Offeror pursuant to the Debenture Offer the amount or value thereof, as determined by the Offeror in its sole discretion.

4.	irrevocably constitutes and appoints the Offeror and any other person designated by the Offeror in writing, as the true and lawful agent, attorney, attorney-in-fact and proxy of the undersigned with respect to the Deposited Debentures taken up and paid for under the Debenture Offer by the Offeror.

5.	acknowledges and agrees that this power of attorney is granted irrevocably upon execution of this Letter of Transmittal and shall in all cases be effective on and after the time that the Offeror takes up and pays for the Deposited Debentures (the “Effective Time”), with full power of substitution, in the name of and on behalf of such holder (such power of attorney being deemed to be an irrevocable power coupled with an interest) (i) to register or record the transfer or cancellation of Deposited Debentures on the appropriate registers, (ii) to vote, execute and deliver any instruments of proxy, authorizations or consents in form and on terms satisfactory to the Offeror in respect of any Deposited Debentures, revoke any such instrument, authorization or consent given prior to or after the Effective Time, and/or designate in any such instruments of proxy any person(s) as the proxy or the proxy nominee(s) of the Debentureholder in respect of such Deposited Debentures for all purposes, (iii) to execute, endorse and negotiate any cheques or other instruments respecting any distribution payable to the Debentureholder in respect of such Deposited Debentures, and (iv) to exercise any other rights of the undersigned with respect to such Deposited Debentures.

6.	agrees upon the execution of this Letter of Transmittal, effective from and after the Effective Time (i) not to vote any of the Deposited Debentures at any meeting of holders of those securities, (ii) not to exercise any other rights or privileges attached to the Deposited Debentures, and (iii) to deliver to the Offeror any and all instruments of proxy, authorizations or consents received in respect of the Deposited Debentures.

7.	agrees further to designate in any such instruments of proxy the person or persons specified by the Offeror as the proxy or proxy nominee or nominees of the undersigned in respect of such Deposited Debentures.

8.	covenants and agrees to execute, upon request of the Offeror, any additional documents, transfers, resolutions and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Deposited Debentures to the Offeror.

9.

acknowledges that all authority conferred or agreed to be conferred is, to the extent permitted by Law, irrevocable and may be exercised during any subsequent legal incapacity of such Debentureholder and shall, to the extent permitted by Law, survive the death or incapacity, bankruptcy or insolvency of the

Debentureholder and all obligations of the Debentureholder therein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of such holder.

10.	directs the Offeror and the Depositary, upon the Offeror taking up the Deposited Debentures, (i) to either (a) issue or cause to be issued a cheque or cheques in the full amount to which the undersigned is entitled in respect of the Deposited Debentures pursuant to the Debenture Offer, in the name indicated below, and to send such cheque or cheques as the case may be to the address, or hold the same for pickup, as indicated below, or (b) in the case of Zarlink Debentures deposited by book-entry transfer of such Zarlink Debentures, to credit the depositing holder’s account maintained with CDS with the full amount with the purchase price for the deposited Zarlink Debentures accepted for purchase by the Offeror and (ii) return any certificates for Deposited Debentures not deposited or purchased under the Debenture Offer by either (a) sending new certificates representing Zarlink Debentures not purchased or by returning the deposited certificates (and other relevant documents) to the address indicated herein, or (b) in the case of Zarlink Debentures deposited by book-entry transfer of such Zarlink Debentures, by crediting such Zarlink Debentures to the depositing holder’s account maintained with CDS (and, in the case of both (i) and (ii) above, if no name, address or delivery instructions are indicated, to the undersigned at the address of the undersigned as shown on the appropriate registers maintained by Zarlink).

11.	agrees that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Zarlink Debentures deposited pursuant to the Debenture Offer and of any notice of withdrawal shall be determined by the Offeror in its sole discretion and that such determination shall be final and binding and acknowledges that there is no duty or obligation upon the Offeror, the Depositary or any other person to give notice of any defect or irregularity in any deposit or notice of withdrawal and no liability will be incurred by any of them for failure to give any such notice.

12.	By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Debenture Offer as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l’utilisation de la version anglaise de la présente lettre d’envoi par le soussigné, ce dernier et les destinataires sont réputés avoir demandé que tout contrat attesté par l’offre, telle qu’elle est acceptée au moyen de cette lettre d’envoi, de même que tous les documents qui s’y rapportent, soient rédigés exclusivement en anglais.

SIGNATURE

Dated:

CDS Clearing and Depositary Services Inc.

Signature of Authorized Representative (see Instruction 3)

Name of Authorized Representative, if applicable (please print or type)

Telephone (Work) of the Authorized Representative

INSTRUCTIONS AND RULES

1.	Use of Letter of Transmittal

(a)	This Letter of Transmittal (or a manually signed facsimile thereof) properly completed and signed, together with accompanying certificates representing the Deposited Debentures and all other documents required by the terms of the Debenture Offer and this Letter of Transmittal must be received by the Depositary at its office specified on the back page of this document at or prior to 5:00 p.m. (Toronto time) on September 22, 2011, being the Expiry Time, unless the Debenture Offer is extended or withdrawn by the Offeror.

(b)	The method used to deliver this Letter of Transmittal and any accompanying certificates representing Zarlink Debentures and all other required documents is at the option and risk of CDS, and delivery will be deemed effective only when such documents are actually received by the Depositary at its office specified on the back page hereof. The Offeror recommends that the necessary documentation be hand delivered to the Depositary at its office specified on the back page hereof, and a receipt obtained; otherwise, the use of registered mail with return receipt requested, properly insured, is recommended.

2.	Signatures

This Letter of Transmittal must be completed and signed by CDS’s duly authorized representative (in accordance with item 4 below).

3.	Representatives and Authorizations

This Letter of Transmittal must be accompanied by satisfactory evidence of the authority of the person signing on behalf of CDS to act.

4.	Partial Tenders

If less than the total number of Zarlink Debentures evidenced by any certificate submitted is to be deposited, fill in the number of Zarlink Debentures to be deposited in the appropriate space in Box 1 of this Letter of Transmittal. In such case, new certificate(s) for the number of Zarlink Debentures not deposited will be sent to the registered holder as soon as practicable after the Expiry Time (and provided such deposited Zarlink Debentures are taken-up and paid for by the Offeror). The total number of Zarlink Debentures evidenced by all certificates delivered, or transferred by book-entry transfer from the CDSX system, will be deemed to have been deposited unless otherwise indicated on the front page of this Letter of Transmittal.

5.	Miscellaneous

(a)	If the space on this Letter of Transmittal is insufficient to list all certificates for Deposited Debentures, additional certificate numbers and the number of Deposited Debentures may be included on a separate signed list affixed to this Letter of Transmittal.

(b)	No alternative, conditional or contingent deposits will be accepted.

(c)	The Debenture Offer and any agreement resulting from the acceptance of the Debenture Offer will be construed in accordance with and governed by the laws of the Province of Ontario and the laws of Canada applicable therein and the holder of the Zarlink Debentures covered by this Letter of Transmittal hereby unconditionally and irrevocably attorns to the jurisdiction of the courts of the Province of Ontario.

(d)	Additional copies of the Debenture Offer and Circular and this Letter of Transmittal may be obtained on request and without charge from the Depositary at its office at the address listed on the back page of this document.

6.	Lost Certificates

If a Zarlink Debenture certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary will forward such letter to Zarlink’s registrar and transfer agent so that the transfer agent may provide replacement instructions. If a Zarlink Debenture certificate has been lost or destroyed, please ensure that you provide your telephone number so that the Depositary or Zarlink’s transfer agent may contact you.

The Depositary for the Debenture Offer is:

By Registered Mail, Mail, Hand or Courier

Toronto

200 University Avenue

Suite 400

Toronto, Ontario

M5H 4H1

Attention: Corporate Actions

Inquiries

North American Toll Free: 1-866-393-4891

Telephone: 416-361-0152

Facsimile: 416-361-0470

E-Mail: investor@equityfinancialtrust.com

Any questions and requests for assistance may be directed by holders of Zarlink Debentures to the Depositary.

The Information Agent, the Depositary (see the back page of this document for addresses and telephone numbers) or your broker or other financial advisor will assist you in completing this Notice of Guaranteed Delivery.

NOTICE OF GUARANTEED DELIVERY

THIS IS NOT A LETTER OF TRANSMITTAL

for Deposit of Common Shares and Associated SRP Rights of

ZARLINK SEMICONDUCTOR INC.

pursuant to the Share Offer dated August 17, 2011 made by

0916753 B.C. ULC,

an indirect wholly-owned subsidiary of

MICROSEMI CORPORATION

This Notice of Guaranteed Delivery, or a manually signed facsimile hereof, must be used to accept the offer to purchase (the “Share Offer”) dated August 17, 2011 (and together with the Debenture Offer, the “Offers”) made by 0916753 B.C. ULC (the “Offeror”), an indirect wholly-owned subsidiary of Microsemi Corporation, for common shares, together with any associated rights (the “SRP Rights”) issued and outstanding under the Shareholder Rights Plan (together, the “Zarlink Shares”), of Zarlink Semiconductor Inc. (“Zarlink”) if (i) certificates representing the Zarlink Shares and, if the Separation Time has occurred prior to the Expiry Time, certificates evidencing the SRP Rights (the “SRP Certificates”), is (are) not immediately available, (ii) the Shareholder cannot complete the procedure for book-entry transfer of the Zarlink Shares on a timely basis, (iii) the certificate(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time or (iv) if the Separation Time has occurred prior to the Expiry Time but Rights Certificates have not been distributed to Shareholders prior to the Expiry Time.

THE SHARE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 22, 2011, UNLESS WITHDRAWN OR EXTENDED BY THE OFFEROR.

The terms and conditions of the Share Offer are incorporated by reference in this Notice of Guaranteed Delivery. Capitalized terms used, but not defined, in this Notice of Guaranteed Delivery shall have the same meanings herein as given to them in the Offers and the take-over bid circular dated August 17, 2011 accompanying and forming part of the Offers (the “Circular”).

To:	0916753 B.C. ULC, an indirect wholly-owned subsidiary of Microsemi Corporation

–and–

To:	Equity Financial Trust Company (the “Depositary”) at its office set out herein.

In order to utilize the procedures contemplated by this Notice of Guaranteed Delivery, the following conditions must be met:

(a)	The deposit must be made by or through an Eligible Institution;

(b)	A properly completed and duly executed copy of this Notice of Guaranteed Delivery (or a manually signed facsimile hereof) must be received by the Depositary at its Toronto office set forth above (by hand, courier, facsimile transmission or mail) together with a guarantee to deliver by an Eligible Institution in the form set forth below at or prior to the Expiry Time;

(c)	The certificate(s) representing the deposited Zarlink Shares and, if the Separation Time has occurred prior to the Expiry Time and Rights Certificates have been distributed to Shareholders prior to the Expiry Time, the Rights Certificates representing the associated SRP Rights, in proper form for transfer, together with a Letter of Transmittal in the accompanying form (or a manually signed facsimile thereof), properly completed and signed and all other documents required by the Letter of Transmittal, or, in the case of a book-entry transfer, a Book-Entry Confirmation with respect to the deposited Zarlink Shares, are received by the Depositary on or prior to 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Time; and

(d)	If the Separation Time has occurred prior to the Expiry Time but Rights Certificates have not been distributed to Shareholders prior to the Expiry Time, the Rights Certificate(s) representing the deposited SRP Rights, together with a Letter of Transmittal (or a manually executed facsimile thereof), properly completed and duly executed with signatures guaranteed if so required in accordance with the Letter of Transmittal and all other documents required by the Letter of Transmittal or, in the case of Zarlink Shares deposited by book-entry transfer, a Book-Entry Confirmation, are received by the Depositary on or prior to 5:00 p.m. (Toronto time) on the third trading day on the TSX after the date, if any, that Rights Certificates are distributed to Shareholders.

Delivery of this Notice of Guaranteed Delivery to an address, or transmission of this Notice of Guaranteed Delivery via a facsimile number, other than as set forth above, does not constitute a valid delivery.

This Notice of Guaranteed Delivery is not to be used to guarantee signatures. If a signature on the Letter of Transmittal is required to be guaranteed by an Eligible Institution, such signature must appear in the applicable space in the Letter of Transmittal.

The undersigned hereby deposits to the Offeror, on and subject to the terms and conditions of the Share Offer and the Letter of Transmittal, receipt of which is hereby acknowledged, the Zarlink Shares listed below, pursuant to the guaranteed delivery procedures set forth in Section 3 of the Share Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery”.

If the Separation Time occurs prior to the Expiry Time, then a deposit of Zarlink Shares constitutes an agreement by the undersigned to deliver, for no additional consideration, one or more Rights Certificates representing SRP Rights equal in number to the number of Zarlink Shares deposited under the Share Offer. The Offeror reserves the right to require, if the Separation Time occurs prior to the Expiry Time, that the Depositary receive from the undersigned prior to taking up Zarlink Shares for payment under the Share Offer, one or more Rights Certificates representing SRP Rights equal in number to the Zarlink Shares deposited by the undersigned. The undersigned also understands and acknowledges that under no circumstances will interest accrue or be paid by the Offeror or the Depositary on the purchase price of the Zarlink Shares purchased by the Offeror, regardless of any delay in making such payment, and that the consideration for the Zarlink Shares tendered pursuant to the guaranteed delivery procedures will be the same as that for the Zarlink Shares delivered to the Depositary prior to the Expiry Time, even if the Zarlink Shares and, if applicable, the associated SRP Rights, to be delivered pursuant to the guaranteed delivery procedures are not so delivered to the Depositary, and therefore payment by the Depositary on account of such Zarlink Shares is not made, until after the take up and payment for the Zarlink Shares under the Share Offer.

Shareholders are required to deposit one SRP Right for each Zarlink Share in order to effect a valid deposit of such Zarlink Share or, if available, a Book-Entry Confirmation must be received by the Depositary with respect thereto. No additional payment will be made for the SRP Rights and no amount of the consideration to be paid by the Offeror will be allocated to the SRP Rights.

ZARLINK SHARES

Name(s) and address(es) of Shareholder(s) (please print)	Certificate Number(s)*, if available	Number** of Zarlink Shares

TOTAL SHARES:

SRP RIGHTS (To be completed if necessary)***

Name(s) and address(es) of Shareholder(s) (please print)	Certificate Number(s)*, if available	Number of SRP Rights

TOTAL SHARES:

*	Need not be completed if transfer is made by book-entry.
**	Unless otherwise indicated, the total number of Zarlink Shares evidenced by certificates delivered will be deemed to have been deposited.
***	Need not to be completed if the Separation Time has not occurred prior to the Expiry Time.

Dated:

Signature(s) of Shareholder(s)

Name(s) of Shareholder(s) (please print)

Address

Postal Code

Area code and telephone number (business hours) of Shareholder(s)

DO NOT SEND CERTIFICATES FOR ZARLINK SHARES WITH THIS NOTICE OF GUARANTEED DELIVERY. CERTIFICATES FOR THE ZARLINK SHARES MUST BE SENT WITH YOUR LETTER OF TRANSMITTAL.

GUARANTEE

The undersigned, a Canadian Schedule I chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP), or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP), guarantees the delivery, to the office of the Depositary in Toronto set forth above, of the certificates representing the Zarlink Shares tendered hereby, in proper form for transfer, with delivery of a properly completed and duly executed Letter of Transmittal or a manually signed facsimile thereof and all other documents required by the Letter of Transmittal, before 5:00 p.m. (Toronto Time) on the third trading day on the TSX after the Expiry Date.

Dated:

Firm

Authorized Signature

Name (please print)

Address

Area code and telephone number

Any questions and requests for assistance may be directed to the Information Agent:

North American Toll-Free:

1-877-452-7184

Banks Brokers or Collect Calls: 416-304-0211

Email: assistance@laurelhill.com

The Depositary for the Share Offer is:

By Registered Mail, Mail, Hand or Courier

Toronto

200 University Avenue Suite 400 Toronto, Ontario

M5H 4H1

Attention: Corporate Actions

Inquiries

North American Toll Free: 1-866-393-4891

Telephone: 416-361-0152

Facsimile: 416-361-0470

E-Mail: investor@equityfinancialtrust.com

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

There are no exhibits to this Schedule.

PART III — UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

1.	Undertakings

(a) The bidders undertake to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

(b) The bidders undertake to disclose in the United States, on the same basis as they are required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial law, regulations or policies, or otherwise disclose, information regarding purchases of the issuer’s securities in connection with the cash tender offer covered by this Schedule. Such information shall be set forth in amendments to this Schedule.

2.	Consent to Service of Process

(a) 0916753 B.C. ULC has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b) Any change to the name or address of the registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrant.

PART IV — SIGNATURES

By signing this Schedule, each of the bidders consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon its designated agent.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 17, 2011	MICROSEMI CORPORATION

	By:	/s/ David Goren
Name: David Goren
Title: Vice President

0916753 B.C. ULC

	By:	/s/ David Goren
Name: David Goren
Title: Vice President